Exhibit 99.2

2018 Management Proxy Circular April 6, 2018 Cameco Energizing the World Notice of 2018 Annual Meeting of Shareholders on May 16, 2018

What’s inside

Letter to shareholders	1	Notice of our 2018 annual meeting	2

Management proxy circular	3	Business of the meeting Voting The nominated directors	4 6 10

Governance at Cameco	24	Compensation at Cameco	47

Our governance practices	24	Compensation governance	48

Our shareholder commitment	25	• Compensation risk management	49

• Shareholder engagement	25	• Independent advice	50

• Separate chair and CEO positions	25	Director compensation	51

• Accountability	25	• Compensation discussion and analysis	51

Governance principles	28	• 2017 Details	53

The board	30	Executive compensation	55

• Board composition	30	• Message to shareholders	55

• Our expectations for directors	35	• Cameco compensation practices	59

• Role of the board	36	• Executive compensation and strategy	60

Board committees	41	• Share performance and executive compensation	61

		• Compensation discussion and analysis	66

		• 2017 Details	84

		Appendices	95

Cameco is widely recognized for excellence in corporate governance:

•  Governance Professionals of Canada Excellence in Governance Awards – 2017 honourable mention for best practices to enhance boardroom diversity and 2015 award for best sustainability, ethics and environmental governance program

•  CPA Canada Awards of Excellence in Corporate Reporting – 2017 silver medal winner for high-quality reporting in all categories

•  Achievement in Private Sector Risk Management (Mastering Risk) – inaugural 2015 award for excellence in Canadian risk, control and audit management practices

•  New York Stock Exchange – 2014 inaugural leadership award for exemplary CD&A disclosure by a compensation committee

•  Canadian Coalition for Good Governance – two-time governance gavel award winner for best disclosure for approach to executive compensation and best disclosure of board governance practices and director qualifications for governance

2017 AWARDS

• Corporate Knights Global 100 Most Sustainable Corporations in the World
• Top 100 Employers in Canada (Mediacorp)

• Saskatchewan’s Top Employers
• Canada’s Best Diversity Employers (Mediacorp)
• Canada’s Top Employers for Young People (Mediacorp)

Letter to shareholders

Dear fellow shareholder,

On behalf of Cameco’s board of directors, I am pleased to invite you to the 2018 annual meeting of shareholders. The meeting will be held on May 16, 2018 in Saskatoon, and available to all stakeholders by webcast.

The management proxy circular, which begins on page 3, has important information about this year’s items of business and the voting process. It also provides details about each of this year’s ten nominated directors, our governance practices and director and executive compensation.

Board focus

The board’s goal is to deliver the best value to shareholders. We pay particular attention to strategy and value creation, risk oversight, board governance and management succession – areas we see as fundamental to Cameco’s sustainability and future success.

Strategy

Cameco’s strategy continues to focus on our tier-one assets and preserving the value of those assets to strengthen the company in the long term. In 2017, management, with the support of the board, decided to suspend the McArthur River/Key Lake operation, the world’s largest high-grade uranium production source.

Management continues to focus on reducing costs, while emphasizing safety, people and the environment. The board works closely with management on the company’s strategic direction and evaluates the strategy at each regular board meeting.

Risk oversight

The board oversees Cameco’s strategic risks, and allocates the top-tier financial and operational risks to specific board committees for direct oversight.

Cameco has a well-established enterprise risk management (ERM) program. The board relies on the ERM program to make sure Cameco’s risks, and those related to safety, health and the environment in particular, are being appropriately managed and mitigated, particularly in the context of the significant cost reductions over the last few years.

Sound governance

The board reviews Cameco’s governance practices regularly to make sure the company continues to be well served and remains a leader in corporate governance. In 2017, the board underwent an effectiveness assessment by leading board governance consultant, Patrick O’Callaghan.

In his assessment Mr. O’Callaghan noted “Cameco has an excellent management team, strong and effective board practices and diverse directors with relevant background and experience… One of the reasons the board is effective is because both management and the board have an ongoing ambition to be the best that they can be.”

Mr. O’Callaghan also provided some non-urgent recommendations that the nominating, corporate governance and risk committee will address.

The board is committed to having the right diversity mix – gender, skills, background and experience – and I am proud of the quality and experience of our board. We review our competency matrix, core attributes, diversity policy, term limits and retirement policy regularly to make sure the board’s composition is appropriate and continues to meet Cameco’s needs.

Looking ahead

I am sad to say that my time on the board is coming to an end. I have served as a Cameco director for 16 years, including the past five years as board chair. Despite the challenges of the prolonged weakness in the uranium market, I remain confident about the long-term prospects for both Cameco and the nuclear industry.

I would like to thank the management team and my fellow directors for their hard work and support over the years, and I extend my best wishes to Ian Bruce who will succeed me as board chair following this year’s annual meeting. Ian brings strong leadership, finance and risk management experience to the role and he currently serves as chair of Cameco’s human resources and compensation committee.

Your vote is important. Please take some time to read the management proxy circular before you decide how to vote your shares.

The board and management thank you for your continued confidence.

Sincerely,

Neil McMillan

Chair of the board

Cameco Corporation

2018 MANAGEMENT PROXY CIRCULAR 1

Notice of our 2018 annual meeting of shareholders

You are invited to our 2018 annual meeting:

When

Wednesday, May 16, 2018

8:30 a.m. CST

Where

Cameco Corporation

2121 – 11th Street West

Saskatoon, Saskatchewan

We will webcast the meeting on our website at cameco.com.

Your vote is important

If you held Cameco common shares on March 19, 2018, you are entitled to receive notice of and to vote at this meeting.

You can vote in person at the meeting or by proxy.

See pages 6 through 8 of the attached management proxy circular for information about what the meeting will cover, who can vote and how to vote.

By order of the board of directors,

Sean Quinn

Senior Vice-President,

Chief Legal Officer and Corporate Secretary

Saskatoon, Saskatchewan

April 6, 2018

FOR MORE INFORMATION

Read about the business of the meeting beginning on page 4 of the attached management proxy circular.
The deadline for submitting a shareholder proposal for our 2019 annual meeting is January 7, 2019 and we require advance notice for nominating directors.
Access our 2017 annual report and other documents and information online:
● cameco.com
● sedar.com (SEDAR)
● sec.gov/edgar.shtml (EDGAR)
See pages 27 and 34 for more information.

COMMON SHARES OUTSTANDING

395,792,732	December 31, 2017
395,792,732	March 9, 2018
AST Trust Company (Canada) is our transfer agent and registrar for Canada and American Stock Transfer & Trust Company LLC is our transfer agent and registrar for the US.

2 CAMECO CORPORATION

Management proxy circular

You have received this circular because you owned Cameco common shares on March 19, 2018. Management is soliciting your proxy for our 2018 annual meeting of shareholders.

As a shareholder, you have the right to attend the annual meeting of shareholders on May 16, 2018 and to vote your shares in person or by proxy.

The board of directors has approved the contents of this document and has authorized us to send it to you. We have also sent a copy to each of our directors and to our auditors.

You may have received with this circular a copy of our 2017 annual report (if you requested a copy or one was otherwise required to be sent to you). This information is also available on our website (cameco.com).

The board of directors approved the content of this circular on March 9, 2018. Information is as of that date unless stated otherwise.

Read about the four items of business and how to vote your shares pages 4 to 8

Learn about our governance practices and the board pages 24 to 46

Find out what we paid our executive officers and directors in 2017 and why pages 47 to 94

1 BUSINESS OF THE MEETING 2 GOVERNANCE AT CAMECO 3 COMPENSATION AT CAMECO

THINGS TO NOTE

Key terms in this document
• you and your refer to the shareholder
• we, us, our, the company and Cameco mean Cameco Corporation
• shares and Cameco shares mean Cameco’s common shares, unless indicated otherwise
• all dollar amounts are in Canadian dollars, unless indicated otherwise
• information is as of March 9, 2018, unless indicated otherwise.

Your vote is important
This circular describes what the meeting will cover and how to vote. Please read it carefully and vote, either by completing the form included with this circular or voting in person at the meeting.

Cameco employees or representatives of Kingsdale Advisors (Kingsdale) may contact you to encourage you to vote. If you have any questions or need more information about voting your shares, call Kingsdale at 1.888.518.1558 (toll-free in North America) or 416.867.2272 (collect calls accepted) outside of North America. Or send an email to contactus@kingsdaleadvisors.com.

We are paying Kingsdale approximately $55,000 for their services.

2018 MANAGEMENT PROXY CIRCULAR 3

Business of the meeting

A quorum is required to hold the meeting and transact business. A quorum is met when the people at the meeting hold, or represent by proxy, at least 25% of Cameco’s total issued and outstanding common shares.

We require majority approval on the items of business, except for the election of directors, where we have a majority voting policy in place (see Majority voting for non-executive directors on page 10).

  Elect directors

Ten directors are nominated for election to our board to serve for a term of one year. All of the nominated directors currently serve on the board. You can vote for all of the nominated directors, vote for some of them and withhold votes for others, or withhold votes for all of them.

The director profiles starting on page 11 tell you about each director’s background and experience and membership on Cameco board committees.

We recommend you vote FOR all of the nominated directors.

  Reappoint the auditors

You will vote on reappointing the independent auditors. Auditors reinforce the importance of a diligent and transparent financial reporting process, and strengthen investor confidence in our financial reporting.

The board, on the recommendation of the audit and finance committee, has proposed that KPMG LLP (KPMG) be reappointed as our auditors until the end of our next annual meeting. KPMG, or its predecessor firms, have been our auditors since Cameco was incorporated in 1988. You can vote for reappointing KPMG, or you can withhold your vote.

We recommend you vote FOR reappointing KPMG as our auditors.

KPMG provides us with three types of services:

•	audit services – generally relate to the audit and review of annual and interim financial statements and notes, conducting the annual audits of affiliates, auditing our internal controls over financial reporting and providing other services that may be required by regulators. These may include services for registration statements, prospectuses, reports and other documents that are filed with securities regulators, or other documents issued for securities offerings.
•	audit-related services – include advising on accounting matters, attest services not directly linked to the financial statements that are required by regulators and conducting audits of employee benefit plans.
•	tax services – relate to tax compliance and tax advice that are beyond the scope of the annual audit.

These include reviewing transfer-pricing documentation and correspondence with tax authorities, preparing corporate tax returns, and advice on international tax matters, tax implications of capital market transactions and capital tax.

The table below shows the fees we paid to KPMG and its affiliates for services in 2016 and 2017. The board has invited a representative of KPMG to attend the meeting.

	2017 ($)	% OF TOTAL FEES (%)	2016 ($)	% OF TOTAL FEES (%)
Audit fees
Cameco[1]	2,030,800	59.3	1,559,400	57.7
Subsidiaries[2]	864,900	25.3	628,500	23.3
Total audit fees	2,895,700	84.6	2,187,900	81.0
Audit-related fees
Pensions and other	27,300	0.8	28,700	1.1
Total audit-related fees	27,300	0.8	28,700	1.1
Tax fees
Compliance	151,200	4.4	158,000	5.8
Planning and advice[3]	295,800	8.6	327,300	12.1
Total tax fees	447,000	13.0	485,300	17.9
All other fees
Other non-audit fees[4]	55,300	1.6	–	0.0
Total fees	3,425,300	100.0	2,701,900	100.0
1.	The increase in the fees we paid in 2017 from 2016 is mainly due to the timing of progress billings for year-end audit work.
2.	The increase in the fees we paid for subsidiary audits is due to an increase in audit activity for the NUKEM companies.
3.	Includes fees paid for transfer pricing advisory.
4.	Includes fees paid related to Cameco’s I-4 membership and ESTMA reporting.

4 CAMECO CORPORATION

  Receive financial statements

Our consolidated financial statements for the year ended December 31, 2017 will be presented at the meeting.

You can download a copy of our 2017 annual report (which includes our consolidated financial statements for the year ended December 31, 2017, management’s discussion and analysis of these financial statements, and the auditors’ report) on our website (cameco.com/invest/financial-information). You received a copy of the annual report if you requested a copy or one was otherwise required to be sent to you.

  Advisory vote on executive compensation (“say on pay”)

You will vote on our approach to executive compensation as disclosed in this circular. Please take some time to read about our compensation strategy, our compensation program, how we assess performance and how the board makes decisions. You can find a full discussion about executive compensation at Cameco starting on page 55.

The board believes this non-binding advisory vote gives shareholders a timely and effective way to give input to the board and the human resources and compensation committee on this important matter.

The board and the human resources and compensation committee discuss the results every year, as well as the nature of shareholders’ comments and the trend in shareholders’ views on our approach to executive compensation and consider this information when reviewing executive compensation and making their decisions.

Vote for or against our approach to executive compensation by voting on the following resolution:

Be it resolved that, on an advisory basis and not to diminish the role and responsibilities of the board of directors for executive compensation, the shareholders accept the approach to executive compensation disclosed in Cameco’s management proxy circular delivered in advance of the 2018 annual meeting of shareholders.

We recommend you vote FOR our approach to executive compensation.

  Other business

We did not receive any shareholder proposals for this meeting, and are not aware of any other items of business to be considered at the meeting.

If other items of business are properly brought before the meeting, you (or your proxyholder) can vote as you deem appropriate.

HOW CAMECO WAS FORMED

Cameco Corporation was formed in 1988 by privatizing two Crown corporations, combining the uranium mining and milling operations of Saskatchewan Mining Development Corporation and the uranium mining, refining and conversion operations of Eldorado Nuclear Limited.

Cameco received these assets in exchange for:
● assuming substantially all of the current liabilities and certain other liabilities of the two Crown corporations
● issuing common shares
● issuing one class B share
● issuing promissory notes.

The company was incorporated under the Canada Business Corporations Act (CBCA).

You can find more information about our history in our most recent annual information form, which is available on our website (cameco.com/investors).

2018 MANAGEMENT PROXY CIRCULAR 5

Voting

Who can vote

Cameco has common shares and one class B share, but only holders of our common shares have full voting rights. If you held common shares at the close of business on March 19, 2018 (the record date), you or the person you appoint as your proxyholder can attend the annual meeting and vote your shares. Each Cameco common share you own represents one vote, except where ownership and voting restrictions apply. As of March 9, 2018, we had 395,792,732 common shares issued and outstanding.

Principal holders of common shares

We have one principal holder of our common shares as of December 31, 2017, as reported in a Schedule 13F filing made with the US Securities Exchange Commission – Beutel, Goodman & Company Ltd. of Toronto, ON (including its subsidiaries) held 23,202,911 common shares, or approximately 5.86%, of our total common shares outstanding.

Management is not aware of any other shareholder who holds 5% or more of our common shares.

Our class B share

The province of Saskatchewan holds our one class B share. This entitles the province to receive notices of and attend all meetings of shareholders, for any class or series. The class B shareholder can only vote at a meeting of class B shareholders, and votes as a separate class, if there is a proposal to:

(a)	amend Part 1 of Schedule B of the articles, which states that: Cameco’s registered office and head office operations must be in Saskatchewan, the executive officers and generally all of the senior officers (vice-presidents and above) must live in Saskatchewan, and all annual meetings of shareholders must be held in Saskatchewan;
(b)	amend the articles in a way that would change the rights of class B shareholders; or
(c)	amalgamate, if it would require an amendment to Part 1 of Schedule B.

Ownership and voting restrictions

Restrictions on owning, controlling and voting Cameco common shares are set out in the Eldorado Nuclear Limited Reorganization and Divestiture Act (Canada) (ENL Reorganization Act) and our company articles. See Appendix A on page 95 for the definitions in the ENL Reorganization Act, including definitions of resident and non-resident. Ownership restrictions for non-residents were put in place so that Cameco would remain Canadian controlled.

The following is a summary of the limitations listed in our company articles:

Residents – A Canadian resident, either individually or together with associates, cannot hold, beneficially own or control shares or other Cameco securities, directly or indirectly, representing more than 25% of the total votes that can be cast to elect directors.

Non-residents – A non-resident of Canada, either individually or together with associates, cannot hold, beneficially own or control shares or other Cameco securities, directly or indirectly, representing more than 15% of the total votes that can be cast to elect directors.

Voting restrictions – All votes cast at the meeting by non-residents, either beneficially or controlled directly or indirectly, will be counted and pro-rated collectively to limit the proportion of votes cast by non-residents to no more than 25% of the total shareholder votes cast at the meeting.

Residency declarations

Shareholders are required to declare their residency, ownership of Cameco shares, and other things relating to the restrictions, so we can verify compliance with the ownership of and voting restrictions on our shares. Nominees such as banks, trust companies, securities brokers or other financial institutions who hold the shares on behalf of non-registered shareholders need to make the declaration on their behalf.

If you own the shares in your name, you will need to complete the residency declaration on the enclosed proxy form. Copies will be available at the meeting if you are planning to attend the meeting. If we do not receive your residency declaration, we may consider you to be a non-resident of Canada.

The chair of the meeting may ask shareholders and their nominees for additional information to verify compliance with our ownership and voting restrictions. The chair of the meeting will use the declarations and other information to decide whether our ownership restrictions have been complied with.

6 CAMECO CORPORATION

Enforcement of ownership and voting restrictions

The company articles allow us to enforce the ownership and voting restrictions by suspending voting rights, forfeiting dividends, prohibiting the issue and transfer of Cameco shares, requiring the sale or disposition of Cameco shares, and suspending all other shareholder rights.

How to vote

You can vote by proxy, or you can attend the meeting and vote your shares in person. We send proxy materials directly to our registered shareholders and provide materials to intermediaries to forward to non-registered shareholders. We pay the cost of proxy solicitation for all registered and non-registered shareholders.

Send your completed proxy form right away. Make sure you allow enough time for it to reach our transfer agent if you are sending it by mail. AST Trust Company (Canada) must receive your proxy voting instructions before 8:30 a.m. CST on Monday, May 14, 2018 for it to be valid.

	NON-REGISTERED (BENEFICIAL) SHAREHOLDERS	REGISTERED SHAREHOLDERS
The voting process is different depending on whether you are a registered or non-registered shareholder (see adjacent details).

You are a non-registered (beneficial) shareholder if your bank, trust company, securities broker, trustee or other financial institution holds your shares (your nominee). This means the shares are registered in your nominee’s name, and you are the beneficial shareholder. Many of our shareholders are non-registered shareholders.

You are a registered shareholder if your name appears on your share certificate.

If you do not plan to come to the meeting, vote your shares by proxy.

Voting by proxy is the easiest way to vote – it means you are giving someone else the authority to attend the meeting and vote for you.

You can submit your voting instructions online or by fax or mail by following the instructions on your voting instruction form.

Alternatively, you can appoint a proxyholder to attend the meeting and vote your shares for you by following the instructions on your voting instruction form.

If you are appointing someone else to attend the meeting and vote your shares, make sure your appointee knows that he or she must attend the meeting and vote your shares, otherwise your vote will not be counted. Your nominee will likely need to receive instructions from you at least one business day before Monday, May 14, 2018.

If you appoint someone other than the Cameco proxyholders without specifying how you want your appointee to vote, your appointee will have full discretionary authority to vote as they see fit.

You can vote your shares by proxy. Complete the proxy form and send it to AST Trust Company (Canada) or vote your shares online or by fax by following the instructions on your proxy form.

Alternatively, you can appoint a proxyholder to attend the meeting and vote your shares for you by following the instructions on your proxy form.

Make sure your appointee knows that he or she must attend the meeting and vote your shares, otherwise your vote will not be counted.

AST Trust Company (Canada) will likely need to receive voting instructions from you at least one business day before Monday, May 14, 2018.

If you appoint someone other than the Cameco proxyholders without specifying how you want your appointee to vote, your appointee will have full discretionary authority to vote as they see fit.

If you want to come to the meeting and vote in person.

Follow the instructions on your voting instruction form to appoint yourself as proxyholder, and return the voting instruction form as instructed by your intermediary (you may be able to do this online, or by fax or mail).

You will need to register with a representative of AST Trust Company (Canada) when you arrive at the meeting.

Do not complete the enclosed proxy form. Your vote will be taken and counted at the meeting. If you vote in person at the meeting, any proxy previously given will be automatically revoked.

Be sure to register with a representative of AST Trust Company (Canada) when you arrive at the meeting.

If you change your mind, you can revoke your proxy or voting instructions.

Any new instructions will only take effect if they are received by AST Trust Company (Canada) before 8:30 a.m. on Monday, May 14, 2018 or 48 hours before the meeting is reconvened if the meeting is postponed or adjourned.

Contact your nominee if you need help providing new voting instructions, if you want to revoke your voting instructions (without giving new instructions) or if you want to vote in person instead.

You can revoke your proxy without providing new voting instructions by:

•  sending a notice in writing to the corporate secretary at Cameco, at 2121 - 11th Street West, Saskatoon, Saskatchewan S7M 1J3, so he receives it by 5 p.m. CST on the last business day before the meeting (Tuesday, May 15, 2018)

•  giving a notice in writing to the chair of the meeting before the start of the meeting

•  giving notice in any other manner permitted by law.

The notice can be from you or your attorney, if he or she has your written authorization. If your shares are owned by a corporation, the written notice must be from its authorized officer or attorney.

2018 MANAGEMENT PROXY CIRCULAR 7

Voting by proxy

Voting by proxy is the easiest way to vote. It means you are giving someone else the authority to attend the meeting and vote for you (called your proxyholder).

If you are a registered shareholder, Tim Gitzel, president and CEO of Cameco, or in his absence Sean Quinn, senior vice-president, chief legal officer and corporate secretary of Cameco (the Cameco proxyholders), have agreed to act as proxyholder to vote your shares for you at the meeting according to your instructions. Or you can appoint someone else to represent you and vote your shares at the meeting (see instructions in the table on page 7).

If you appoint the Cameco proxyholders but do not tell them how you want to vote your shares, your shares will be voted:

•	for electing each nominated director
•	for appointing KPMG LLP as auditors
•	for the advisory vote on our approach to executive compensation.

Other important things to know

If for any reason a nominated director becomes unable to serve, your proxyholder has the right to vote for another nominated director at their discretion, unless you have indicated that you want to withhold your shares from voting on the election of directors.

If there are amendments or other items of business that properly come before the meeting, your proxyholder can vote on each matter as they see fit, as permitted by law, whether or not it is a routine matter, an amendment or contested item of business.

The chair of the meeting has the discretion to accept or reject any late proxies, and can waive or extend the deadline for receiving proxy voting instructions without notice.

If the meeting is postponed or adjourned, the deadline for AST Trust Company (Canada) to receive your voting instructions will be extended to 48 hours (excluding Saturdays, Sundays and statutory holidays) before the meeting is reconvened for your new voting instructions to be valid. See the table on page 7 for further instructions. If you are revoking your proxy without giving new voting instructions, the corporate secretary must receive the notice by 5 p.m. CST on the day before the meeting is reconvened or you must give notice to the chair of the meeting before the start of the reconvened meeting.

Questions

If you have questions about voting, completing the proxy form or residency declaration, or about the meeting in general, please contact Kingsdale Advisors, our strategic shareholder services advisor and proxy solicitation agent:

Phone:	1.888.518.1558
(toll free within North America)

1.416.867.2272
(collect from outside North America)

Email:	contactus@kingsdaleadvisors.com

8 CAMECO CORPORATION

Nominated directors at a glance

  Experience

Average Tenure 6.2yrs Average Age 63 Tenure (excluding Tim Gitzel ) <5 years 6 - 10 years > 10 years Nominee Age 55 - 60 61 - 65 66 - 71 Diversity and independence USA(1) BC(2) ON(2) AB(2) SK(2) QC(1) CDN(10) Geographic mix of nominee directors Diversity 4 of 10 nominees are women or of indigenous descent Independence 9 of 10 nominees are Independent Expertise and skills % of board having expert and strong working knowledge of 100% board/corporate governance, international, investments, mergers & acquisitions, investor relations, risk oversight 90% enterprise leadership, HR and executive compensation, legal/regulatory, uranium/nuclear 80% capital projects, financial acumen, safety, health, environment, corporate responsibility, stakeholder relations, government and public policy 70% mining, exploration and operations, operational excellence Commitment 2017 9 board meetings 100% attendance 2017 25 committee meetings 99% attendance

2018 MANAGEMENT PROXY CIRCULAR 9

The nominated directors

Our board of directors is responsible for overseeing management and our business affairs. As shareholders, you elect the board to act in the best interests of Cameco. This year the board has nominated ten directors.

All nominated directors currently serve on the board and have agreed to stand for re-election. For more on the nomination process, see Board refreshment and the nomination process on page 34.

Profiles

The following pages tell you about each nominated director as of March 9, 2018, including their background, skills, experience, other public company boards they sit on, 2017 meeting attendance, share ownership levels, and voting results at last year’s annual meeting.

Skills, experience, conflicts and independence

This year’s nominated directors have been selected based on their collective ability to provide expertise on a broad range of issues the board faces when carrying out its responsibilities in overseeing our business and affairs. All of our directors are screened annually for conflicts of interest.

All of our directors, except the CEO, are independent (90%). All of the nominated directors are Canadian residents and citizens, except for Ms. Jackson who is a US citizen and resident. Mr. Camus holds Canadian and French citizenship.

Share ownership

We require our directors to build ownership of Cameco shares or deferred share units (DSUs) to align their interests with those of shareholders. All directors must hold at least three times their annual retainer within five years of joining the board. All directors are in compliance with our share ownership guidelines. Tim Gitzel, our CEO, meets his executive share ownership guidelines (see page 68).

Non-executive directors receive all or part of their compensation in DSUs. We report each director’s holdings of shares and DSUs and their total value, including the Cameco shares they own or exercise control or direction over. Holdings are as of December 31, 2017, and we have calculated their value by using $11.61 for 2017 and $14.04 for 2016, the year-end closing prices of Cameco shares on the Toronto Stock Exchange (TSX). When reviewing compliance with our share ownership guidelines, we use our year-end share price on the TSX or the price the shares or units were acquired at, whichever is higher.

See page 53 for the portion of the total retainer that each non-executive director received in DSUs in 2017.

Majority voting for non-executive directors

Under corporate law, a nominated director can be elected with a single vote cast in his or her favour, no matter how many votes were withheld.

The board adopted a majority voting policy in 2006 to govern the election of directors in an uncontested election (where the number of nominated directors equals the number of board positions). It requires each director to receive a majority of votes cast in his or her favour in order to be elected. A director who does not receive a majority of votes cast in his or her favour in an uncontested election must submit his or her resignation to the board.

Our nominating, corporate governance and risk committee will review the voting result and recommend to the board whether to accept the resignation or not within 90 days of the meeting. Unless there are exceptional circumstances, the committee and the board will accept the resignation and it will then take effect. The director who submitted a resignation does not participate in any board or committee deliberations on the matter.

The board will announce its decision immediately. If it rejects the resignation, it will fully explain why. If the board accepts the resignation, it may appoint a new director to fill the vacancy.

10 CAMECO CORPORATION

Ian Bruce, incoming chair of the board

    Calgary, AB

    Canadian

    Director since 2012

    Independent

    Age 64

    Experience

•	CEO experience

•	Finance

•	Investment banking

•	Mergers and acquisitions

•	Risk management

Ian brings a strong finance and investment banking background as well as board, executive, energy sector and leadership experience to the Cameco board. He also chairs the audit committee of one other public company.

Ian Bruce is the former president and CEO of Peters & Co. Limited, an independent investment dealer. He has more than 30 years of experience in investment banking with specialization in corporate finance and mergers and acquisitions, predominantly in the oil and gas industry.

Ian is a fellow of the Chartered Professional Accountants of Alberta, a recognized Specialist in Valuation under Canadian CPA rules, and a chartered business valuator. He is a past member of the Expert Panel on Securities Regulation for the Minister of Finance of Canada. Ian is also a past board member and chair of the Investment Industry Association of Canada.

Ian is a director of the private company, Production Plus Energy Services Inc. (formerly TriAxon Oil Corp.)

		2017 Attendance
Board and committee membership	Regular	Special	Overall

Board of directors	8 of 8	1 of 1	100%
Audit and finance	6 of 6	2 of 2	100%
Human resources and compensation (chair)	5 of 5		100%

Other public company boards in past five years
and current committee memberships

Cona Resources Ltd. (TSX)	Audit (chair), Compensation,	2014 to present
Technical
Logan International Inc. (TSX)		2011 to 2016

Hardy Oil & Gas plc (LSE)		2008 to 2012

Securities held
Year	Cameco shares	DSUs	Total shares and DSUs	Total value of shares and DSUs	Multiple of 2017 annual retainer	Ownership guideline compliance[1]

2017	75,000	38,446	113,446	$1,317,107	6.6x	11.7x
2016	75,000	28,284	103,284	$1,450,109
Change	–	10,162	10,162	$(133,002)	3.5x2	6.2x2

1	For share ownership compliance, Ian’s shares and DSUs held at December 31, 2017 are valued at $2,340,001.
2	Represents his level of compliance with the board chair retainer, which is $375,000.

2017 Voting results
	88.3% votes for	11.7% votes withheld

Ian was director of Laricina Energy Limited (Laricina), a junior oil sands private company, from 2013 to 2017. Laricina was under Companies’ Creditors Arrangement Act (Canada) (CCAA) protection from March 26, 2015 until February 1, 2016, when it exited from CCAA protection. Its restructuring plan was approved by the Alberta Court of Queen’s Bench on July 22, 2015.

2018 MANAGEMENT PROXY CIRCULAR 11

Daniel Camus

    Westmount, QC

    Canadian and French

    Director since 2011

    Independent

    Age 65

    Experience

•	Nuclear industry

•	Finance

•	Electricity industry

•	Executive compensation

•	International

•	Mergers and acquisitions

•	Risk management

Daniel brings CFO, international business and energy sector experience, in particular in nuclear, to the Cameco board and the three committees he sits on. He also chairs the audit committee of one other public company.

Daniel Camus is the former group CFO and head of strategy and international activities of Electricité de France SA (EDF). Based in France, EDF is an integrated energy operator active in the generation (including nuclear generation), distribution, transmission, supply and trading of electrical energy with international subsidiaries. He is also the former CFO of the humanitarian finance organization, The Global Fund to Fight AIDS, Tuberculosis and Malaria, a position he held from 2013 to 2017.

Daniel holds a PhD in Economics from Sorbonne University, and an MBA in finance and economics from the Institute d’Études Politiques de Paris. Over the past 25 years, he has held various senior roles with the Aventis and Hoechst AG Groups in Germany, the US, Canada and France. He has been chair of several audit committees and brings experience in human resources and executive compensation through his senior executive roles at international companies where he worked on business integrations in Germany, the US, Canada and France. He is the audit committee chair and board member of the non-governmental organization, FIND Diagnostics.

		2017 Attendance
Board and committee membership	Regular	Special	Overall

Board of directors	8 of 8	1 of 1	100%
Audit and finance	6 of 6	2 of 2	100%
Human resources and compensation	5 of 5		100%
Nominating, corporate governance and risk	4 of 4		100%

Other public company boards in past five years
and current committee memberships

Valeo SA, Paris (NYX)	Audit and risks (chair)	2006 to May 2018

SGL Carbon SE, Wiesbaden (Xetra)	Governance and ethics (chair), Nomination, Strategy/technology	2008 to present

Contour Global Plc, London (LSE)	Compensation (chair), Audit	2016 to present

Vivendi SA, Paris (NYX)		2010 to 2015

Morphosys AG, Munich (TecDAX)		2003 to 2015

Securities held
Year	Cameco shares	DSUs	Total shares and DSUs	Total value of shares and DSUs	Multiple of 2017 annual retainer	Ownership guideline compliance[1]

2017	–	72,227	72,227	$838,559	4.2x	6.5x
2016	–	61,214	61,214	$859,443
Change	–	11,013	11,013	$(20,884)

1 For share ownership compliance, Daniel’s shares and DSUs held at December 31, 2017 are valued at $1,294,003.

2017 Voting results
	88.1% votes for	11.9% votes withheld

12 CAMECO CORPORATION

John Clappison

    Toronto, ON

    Canadian

    Director since 2006

    Independent

    Age 71

    Experience

•	Finance

•	Risk management

•	Corporate governance

•	Executive compensation

John brings extensive financial experience as well as governance, risk management, compensation and other business experience to the Cameco board. He serves on two of our board committees, including as chair of the audit and finance committee.

John Clappison is a corporate director and the former managing partner of the Greater Toronto Area office of PricewaterhouseCoopers LLP, where he spent 37 years. He is a fellow of the Chartered Professional Accountants of Ontario.

In addition to his extensive financial experience, John brings to Cameco’s board his experience in governance, risk management and executive compensation. He also brings international business acumen as a senior member of the PwC executive team.

In addition to the public company board listed below, John serves as a director of the private company, Summitt Energy Holdings GP Inc. and was formerly a director of the public company Canadian Real Estate Investment Trust. He chairs the audit and risk committee for Rogers Communications Inc. and is a board member, chair of the audit committee and a member of the risk and conduct review committees of Rogers Bank, a wholly-owned subsidiary of Rogers Communications Inc.

		2017 Attendance
Board and committee membership	Regular	Special	Overall

Board of directors	8 of 8	1 of 1	100%
Audit and finance (chair)	6 of 6	2 of 2	100%
Nominating, corporate governance and risk	4 of 4		100%

Other public company boards in past five years
and current committee memberships

Rogers Communications Inc. (TSX)	Audit and risk (chair), Pension,	2006 to present
Corporate governance
Sun Life Financial Inc. (TSX)		2006 to 2017

Inmet Mining Corporation (TSX)		2010 to 2013

Securities held
Year	Cameco shares	DSUs	Total shares and DSUs	Total value of shares and DSUs	Multiple of 2017 annual retainer	Ownership guideline compliance[1]

2017	3,000	49,342	52,342	$607,695	3.0x	5.9x
2016	3,000	43,328	46,328	$650,443
Change	–	6,014	6,014	$(42,748)

1 For share ownership compliance, John’s shares and DSUs held at December 31, 2017 are valued at $1,185,867.

2017 Voting results
	96.2% votes for	3.8% votes withheld

2018 MANAGEMENT PROXY CIRCULAR 13

Donald Deranger

    Prince Albert, SK

    Canadian

    Director since 2009

    Independent

    Age 62

    Experience

•	Aboriginal affairs

•	First Nations

•	Corporate governance

Donald’s experience as a contractor in northern Saskatchewan and a leader in the Saskatchewan aboriginal community provides a rich, valuable and unique perspective to the Cameco board and his work on two of our board committees.

Donald Deranger is an advisor to the Athabasca Basin Development Corporation and non-executive chair of the board of Points Athabasca Contracting Limited Partnership, a northern Saskatchewan aboriginal contractor, which does business with Cameco. He is also a governance advisor to Fond Du Lac, a Dené Nation located in the Athabasca basin.

Donald is the past president of Learning Together, a non-profit aboriginal organization that works to build relationships with the mining industry, which he continues to assist in an ex-officio capacity. He was the Athabasca vice chief of the Prince Albert Grand Council from 2003 to 2012. Donald serves as a director of the Sylvia Fedorchuk Centre for Nuclear Innovation since 2014. He also served as a director of the Tazi Twe Hydroelectric Project from 2014 to 2016.

An award-winning leader in the Saskatchewan aboriginal community, Donald brings to the board a deep understanding of the culture and peoples of northern Saskatchewan where our richest assets are located.

		2017 Attendance
Board and committee membership	Regular	Special	Overall

Board of directors	8 of 8	1 of 1	100%
Reserves oversight	2 of 2	2 of 2	100%
Safety, health and environment	4 of 4		100%

Other public company boards in past five years
and current committee memberships

None

Securities held
Year	Cameco shares	DSUs	Total shares and DSUs	Total value of shares and DSUs	Multiple of 2017 annual retainer	Ownership guideline compliance[1]

2017	–	51,246	51,246	$594,964	3.0x	4.8x
2016	–	41,899	41,899	$588,266
Change	–	9,347	9,347	$6,698

1 For share ownership compliance, Donald’s shares and DSUs held at December 31, 2017 are valued at $958,514.

2017 Voting results
	96.9% votes for	3.1% votes withheld

14 CAMECO CORPORATION

Catherine Gignac

    Mississauga, ON

    Canadian

    Director since 2014

    Independent

    Age 56

    Experience

•	Mining, exploration and operations

•	Investment industry

•	Mineral resource estimation

•	Project value analysis

Catherine’s extensive career as a mining equity research analyst and geologist, and experience in project value analysis and mergers and acquisitions expand the range of the board’s skills. She is chair of our reserves oversight committee and also serves on two other board committees.

Catherine Gignac has been a corporate director since 2011. She has more than 30 years of experience in capital markets and the mining industry. Catherine has held senior positions as a mining equity research analyst with leading global brokerage firms and independent boutiques. She has extensive experience in project value and investment analysis, and spent her early working years as a geologist.

Catherine is a member of the Institute of Corporate Directors, the CFA Institute, the Mineral Resource Analyst Group, the Canadian Institute of Mining & Metallurgy and the Prospectors and Developers Association of Canada (PDAC).

Catherine was the principal of Catherine Gignac & Associates from 2011 to 2015. She volunteers with the Canadian Securities Administrators’ mining technical advisory and monitoring committee, the convention planning committee for the PDAC, Women in Mining Canada, and Crohn’s & Colitis Canada.

		2017 Attendance
Board and committee membership	Regular	Special	Overall

Board of directors	8 of 8	1 of 1	100%
Audit and finance	6 of 6	2 of 2	100%
Reserves oversight (chair)	2 of 2	2 of 2	100%
Safety, health and environment	4 of 4		100%

Other public company boards in past five years
and current committee memberships

Corvus Gold Inc. (TSX)	Board chair, Compensation, Corporate governance and nominating	2013 to present
Trevali Mining Corporation (TSX)		2012 to 2017

St. Andrew Goldfields Ltd. (TSX)		2012 to 2015

Azul Ventures Inc. (TSXV)		2012 to 2013

Securities held
Year	Cameco shares	DSUs	Total shares and DSUs	Total value of shares and DSUs	Multiple of 2017 annual retainer	Ownership guideline compliance[1]

2017	15,000	27,508	42,508	$493,520	2.5x	3.3x
2016	15,000	17,266	32,266	$453,012
Change	–	10,242	10,242	$40,508

1 For share ownership compliance, Catherine’s shares and DSUs held at December 31, 2017 are valued at $655,795.

2017 Voting results
	97.4% votes for	2.6% votes withheld

2018 MANAGEMENT PROXY CIRCULAR 15

Tim Gitzel

    Saskatoon, SK

    Canadian

    Director since 2011

    President and CEO

    Not independent

    Age 55

    Experience

•	International

•	Mining

•	Nuclear industry

•	Risk management

As Cameco’s president and CEO, Tim brings the day-to-day business and operations perspective to the board, and is responsible for executing Cameco’s strategy. Tim has over two decades of industry experience and brings added perspective as a member of the boards of the World Nuclear Association and Nuclear Energy Institute.

Tim Gitzel has been president and CEO of Cameco since 2011. He was appointed president in 2010 and prior to that served as senior vice-president and chief operating officer (COO). Tim has more than 20 years of senior management experience in Canadian and international uranium activities. Prior to joining Cameco, he was executive vice-president, mining business unit for AREVA in Paris, France, where he was responsible for global uranium, gold, exploration and decommissioning operations in 11 countries.

Tim received his bachelor of arts and law degrees from the University of Saskatchewan. He participated in an executive education programme facilitated by INSEAD in France. He was appointed to the board of the Nuclear Energy Institute in 2011 and to The Mosaic Company board in October 2013. He served as chair of the World Nuclear Association from 2012 to 2014 and continues to serve as a member of the board. He is also a member of the Business Council of Canada.

Tim is past president of the Saskatchewan Mining Association, and has served on the boards of SaskEnergy Corporation, the Saskatchewan Chamber of Commerce and Junior Achievement of Saskatchewan. He serves our community in numerous capacities, including several current and past leadership positions with charitable and non-profit organizations.

		2017 Attendance
Board and committee membership	Regular	Special	Overall

Board of directors	8 of 8	1 of 1	100%

Other public company boards in past five years
and current committee memberships

The Mosaic Company (NYSE)	Audit, Compensation	2013 to present

Securities held
Year	Cameco shares	PSUs*	Total shares and PSUs	Total value of shares and PSUs**	Ownership guideline compliance

2017	256,638	281,800	538,438	$6,251,265	✓
2016	221,854	234,300	456,154	$6,404,402	(for CEO, see page 68)
Change	34,784	47,500	82,284	$(153,137)

*	Excludes PSUs that vested on December 31 of the year.
**	Value of shares ($2,979,567) and PSUs ($3,271,698) for 2017 are calculated using $11.61 for 2017 and $14.04 for 2016, the year-end closing prices of Cameco shares on the TSX. This is the total value of Tim’s accumulated shares and other equity-based holdings.

Options held: See Incentive plan awards on page 86.

2017 Voting results
	97.2% votes for	2.8% votes withheld

16 CAMECO CORPORATION

Jim Gowans

    Surrey, BC

    Canadian

    Director since 2009

    Independent

    Age 66

    Experience

•	CEO experience

•	Mining and exploration

•	Executive compensation

•	International

Jim brings strong experience in the resource sector to Cameco’s board through an extensive career as a senior executive with several major mining companies and his role as past chair of The Mining Association of Canada. He serves on three of our board committees including as chair of the safety, health and environment committee.

Jim Gowans has been president, CEO and a director of Arizona Mining Inc. since January 2016. He was senior advisor to the chair of the board of Barrick Gold Corporation from August to December 2015, co-president from July 2014 to August 2015 and executive vice-president and COO from January to July 2014. He served as managing director of the Debswana Diamond Company in Botswana from 2011 to 2014. He has extensive experience as a senior executive in the mining industry, including holding executive positions at DeBeers SA, DeBeers Canada Inc. and PT Inco in Indonesia, and with Placer Dome Ltd. Jim is the past chair of the Mining Association of Canada.

Jim received a bachelor of applied science degree in mineral engineering from the University of British Columbia and attended the Banff School of Advanced Management. He has extensive mining knowledge and perspective on the importance of corporate social responsibility and brings human resources experience as a former vice-president, human resources at Placer Dome.

While Jim served on the board of the public company PhosCan Chemical Corp., he served on its compensation committee for the full tenure. In addition to the public company board listed below, Jim has been a director of the private company, Gedex Technologies Inc. since 2015.

		2017 Attendance
Board and committee membership	Regular	Special	Overall

Board of directors	8 of 8	1 of 1	100%
Nominating, corporate governance and risk	4 of 4		100%
Reserves oversight	2 of 2	2 of 2	100%
Safety, health and environment (chair)	4 of 4		100%

Other public company boards in past five years
and current committee memberships

Arizona Mining Inc. (TSX)	2016 to present

Dominion Diamond Corporation (TSX)	2016 to 2017

NewCastle Gold Ltd. (TSX)	2016 to 2017

PhosCan Chemical Corp. (TSXV)	2008 to 2014

Securities held
Year	Cameco shares	DSUs	Total shares and DSUs	Total value of shares and DSUs	Multiple of 2017 annual retainer	Ownership guideline compliance[1]

2017	9,000	59,769	68,769	$798,412	4.0x	6.4x
2016	1,000	58,057	59,057	$829,167
Change	8,000	1,712	9,712	$(30,755)

1 For share ownership compliance, Jim’s shares and DSUs held at December 31, 2017 are valued at $1,278,268.

2017 Voting results
	94.4% votes for	5.6% votes withheld

2018 MANAGEMENT PROXY CIRCULAR 17

Kathryn (Kate) Jackson

    Pittsburgh, PA USA

    American

    Director since 2017

    Independent

    Age 60

    Experience

•	Nuclear industry

•	Risk management

•	Operational excellence

•	Technology

Kate was appointed to Cameco’s board in January 2017 and serves on three of our board committees. She brings extensive senior management and board experience in highly technical industries, including nuclear power generation, and has worked on both the utility and supplier side of the industry.

Kate Jackson has been a corporate director since 2008. She is the former senior vice-president and chief technology officer of RTI International Metals Inc. (from 2014 to 2015) and prior to that, senior vice-president and chief technology officer for Westinghouse Electric Company (from 2008 to 2014), which included responsibility for sustainability and environment, health and safety. She has held various senior positions at the Tennessee Valley Authority and Alcoa Corporation.

Kate received a doctorate and a master’s degree in engineering and public policy from Carnegie Mellon University. She also holds a master’s degree in industrial engineering management from the University of Pittsburgh and a bachelor’s degree in physics from Grove City College.

Kate chaired the ISO New England Inc. board from 2008 to 2014. ISO New England Inc. is an independent non-profit regional transmission organization serving a number of Eastern US states. Kate is a member of Carnegie Mellon University School of Engineering Dean’s Advisory Council and the advisory board of the Carnegie Mellon Electricity Industry Centre. She is a member of the University of Pittsburgh Engineering School Board of Visitors.

		2017 Attendance
Board and committee membership	Regular	Special	Overall

Board of directors	8 of 8	1 of 1	100%
Human resources and compensation	5 of 5		100%
Nominating, corporate governance and risk	4 of 4	1 of 1	100%
Safety, health and environment	3 of 4		75%

Kate was appointed to three committees in May 2017. She also attended committee meetings from February through May as part of her director orientation.

Other public company boards in past five years
and current committee memberships

Hydro One Limited (TSX)	Nominating, corporate governance, public policy & regulatory, Health, safety, environment and First Nations & Métis	2015 to present

Portland General Electric Company (NYSE)	Compensation and human resources, Finance	2014 to present

Rice Energy, Inc. (NYSE)		Apr. to Nov. 2017

Securities held
Year	Cameco shares	DSUs	Total shares and DSUs	Total value of shares and DSUs	Multiple of 2017 annual retainer	Ownership guideline compliance[1]

2017	90	9,733	9,823	$114,049	0.6x	0.6x
2016	90	–	90	$1,264
Change	–	9,733	9,733	$112,785

1 For share ownership compliance, Kate’s shares and DSUs held at December 31, 2017 are valued at $122,597.

2017 Voting results
	97.3% votes for	2.7% votes withheld

18 CAMECO CORPORATION

Don Kayne

    Delta, BC

    Canadian

    Director since 2016

    Independent

    Age 60

    Experience

•	CEO experience

•	International

•	Executive compensation

•	Safety, health and environment

•	Mergers and acquisitions

Don brings many years of experience as a business executive in Canada’s resource industry to the Cameco board as well as valuable insights into emerging Asian markets where Cameco does business.

Don Kayne has been the president and CEO of Canfor Corporation since May 2011. He has also been the CEO of Canfor Pulp Products Incorporated since September 2012. He has been a director of both Canfor companies since August 2017.

Don has spent his entire career at Canfor, starting out as a regional sales representative in 1979. Prior to being appointed CEO, Don spent 10 years as Canfor’s vice-president of sales and marketing, and is one of the lead architects of the market for British Columbia lumber in China. Don’s work growing markets for Canfor products around the world has provided him with deep connections to markets and customers in every region Canfor serves.

Don is a director of the Bi-National Softwood Lumber Council, Forest Products Association of Canada, Council of Forest Industries, Alberta Forest Products Association and the BC Lumber Trade Council. Don is vice chair of the Bi-National Softwood Lumber Council and serves as chair of its programs committee. He is an audit committee member and the former board chair of the Forest Products Association of Canada. He is also chair of the charitable organization Educating Girls of Rural China Foundation, which works to transform the lives of women and communities in rural areas of western China by providing access to education.

		2017 Attendance
Board and committee membership	Regular	Special	Overall

Board of directors	8 of 8	1 of 1	100%
Human resources and compensation	5 of 5		100%
Reserves oversight	2 of 2	2 of 2	100%
Safety, health and environment	4 of 4		100%

Other public company boards in past five years
and current committee memberships

Canfor Corporation* (TSX)	2017 to present

Canfor Pulp Products Incorporated* (TSX)	2017 to present

* Canfor Corporation and Canfor Pulp Products Incorporated are affiliated companies within the Canfor group. Don is the CEO of both companies.

Securities held
Year	Cameco shares	DSUs	Total shares and DSUs	Total value of shares and DSUs	Multiple of 2017 annual retainer	Ownership guideline compliance[1]

2017	–	32,935	32,935	$382,378	1.9x	2.2x
2016	–	14,911	14,911	$209,346
Change	–	18,024	18,024	$173,032

1 For share ownership compliance, Don’s shares and DSUs held at December 31, 2017 are valued at $431,899.

2017 Voting results
	88.0% votes for	12.0% votes withheld

2018 MANAGEMENT PROXY CIRCULAR 19

Anne McLellan

    Edmonton, AB

    Canadian

    Director since 2006

    Independent

    Age 67

    Experience

•	Corporate governance

•	Corporate social responsibility

•	Executive compensation

•	Government relations

•	Health and safety

Anne is a lawyer and corporate director and brings a rich and broad perspective on business and governance to Cameco’s board through her work experience and distinguished career in public service and higher education in Canada. Anne held a number of ministerial portfolios and also served as former deputy prime minister of Canada.

The Honourable Anne McLellan is a former deputy prime minister of Canada and has held several senior cabinet positions, including federal Minister of Natural Resources, Minister of Health, Minister of Justice and Attorney General of Canada, and federal interlocutor of Métis and non-status Indians. She was also a distinguished scholar in residence at the University of Alberta in the Alberta Institute for American Studies from 2006 to 2013 and is senior advisor in the national law firm Bennett Jones LLP. Anne has been the Chancellor of Dalhousie University since May 2015.

Anne holds a bachelor of arts degree and a law degree from Dalhousie University, and a master of laws degree from King’s College, University of London. In addition to her extensive experience in federal administration and policy, Anne is the board chair of Pearson College. Anne also served on the board of the Edmonton Regional Airport Authority, Canada’s fifth largest airport, from 2008 to 2015 where she served as chair of the governance and compensation committee. Anne served as chair of the environment, health, safety and security committee at Agrium Inc. prior to its merger with Potash Corporation of Saskatchewan Inc.

		2017 Attendance
Board and committee membership	Regular	Special	Overall

Board of directors	8 of 8	1 of 1	100%
Human resources and compensation	5 of 5		100%
Nominating, corporate governance and risk (chair)	4 of 4		100%

Other public company boards in past five years
and current committee memberships

Nutrien Ltd.* (TSX)	Compensation, Safety, health, environment and security	2006 to present

Nexen Inc. (TSX)		2006 to 2013

* Anne was a director of Agrium Inc., a predecessor company to Nutrien Ltd., from 2006 to 2017, and continued as a director of the newly-formed company following the merger effective January 1, 2018.

Securities held
Year	Cameco shares	DSUs	Total shares and DSUs	Total value of shares and DSUs	Multiple of 2017 annual retainer	Ownership guideline compliance[1]

2017	100	43,761	43,861	$509,227	2.6x	5.0x
2016	100	38,253	38,353	$538,478
Change	–	5,508	5,508	$(29,251)

1 For share ownership compliance, Anne’s shares and DSUs held at December 31, 2017 are valued at $995,214.

2017 Voting results
	88.2% votes for	11.8% votes withheld

20 CAMECO CORPORATION

2017 Meetings and attendance

We believe that an active board governs more effectively. We expect our directors to attend all board meetings, all of their committee meetings and the annual meeting of shareholders.

Directors can participate by teleconference if they are unable to attend a meeting in person. The board must have a majority of directors in attendance to hold a meeting and transact business.

The table below is a summary of the 2017 meetings and attendance.

	NUMBER OF MEETINGS
	REGULAR	SPECIAL	OVERALL MEETING ATTENDANCE
Board	8	1	100%
Audit and finance	6	2	100%
Human resources and compensation	5		100%
Nominating, corporate governance and risk	4		100%
Reserves oversight	2	2	100%
Safety, health and environment	4		95%
Total number of meetings held	30	4	99%

The table below summarizes the meeting attendance for each director in 2017. The board and committees met in camera at each meeting without management present, and the independent directors met at least once.

As board chair, Neil McMillan was an ex-officio member of each board committee and attended 25 committee meetings in 2017. Board committees function separately from management, so Tim Gitzel, our president and CEO, is not a member of any board committee.

NAME	BOARD MEETINGS		COMMITTEE MEETINGS		TOTAL BOARD AND COMMITTEE MEETINGS
Ian Bruce	9 of 9	100%	13 of 13	100%	22 of 22	100%
Daniel Camus	9 of 9	100%	17 of 17	100%	26 of 26	100%
John Clappison	9 of 9	100%	12 of 12	100%	21 of 21	100%
Donald Deranger	9 of 9	100%	8 of 8	100%	17 of 17	100%
Catherine Gignac	9 of 9	100%	16 of 16	100%	25 of 25	100%
Tim Gitzel	9 of 9	100%			9 of 9	100%
Jim Gowans	9 of 9	100%	12 of 12	100%	21 of 21	100%
Kathryn Jackson	9 of 9	100%	12 of 13	92%	21 of 22	95%
Don Kayne	9 of 9	100%	13 of 13	100%	22 of 22	100%
Anne McLellan	9 of 9	100%	9 of 9	100%	18 of 18	100%
Neil McMillan	9 of 9	100%	25 of 25	100%	34 of 34	100%

2018 MANAGEMENT PROXY CIRCULAR     21

Director development

Our directors are knowledgeable about issues affecting our business, the nuclear industry, governance, compensation, and related matters. We believe that our education program gives them additional knowledge to help effectively oversee our affairs and stay abreast of important developments and issues within the context of our business.

Orientation

Our onboarding and orientation program familiarizes new directors with Cameco, its issues, strategy, culture and values, and what we expect of individual directors, the board, and committees. All new directors receive orientation so they can be fully engaged and contribute to the board and committees in meaningful ways. New directors receive orientation that includes:

•	a company and board orientation on corporate organization and history, culture and values, strategy and business, board member expectations and corporate governance practices
•	a director manual with information about Cameco and the uranium and nuclear industries, including copies of our recent regulatory filings, financial statements, governance documents and key policies
•	a two-day nuclear industry seminar presented by management, in years when it is offered
•	round table discussions with committee chairs and appropriate management representatives for each committee they join.

Kate Jackson received her orientation throughout the year and it covered all aspects of the orientation program set out above. It also included presentations from management on various nuclear industry topics because we did not do the nuclear industry seminar in 2017.

In 2017 we formalized the mentorship aspect of our orientation program. We now pair every new director with a longer serving director for ongoing, real-time practical support to supplement their orientation sessions.

All directors can participate in any part of the orientation program. Existing directors who join new committees also attend round table discussions, if required.

Continuing education

The board recognizes the importance of ongoing education for directors. Directors enhance their understanding of our business throughout the year by attending:

•	seminars provided by management that cover issues relating to key business decisions, strategic planning and enterprise risks
•	seminars on topics directors request
•	Cameco-operated facility or other nuclear facility tours
•	external conferences and seminars
•	informal social gatherings with senior management.

The nominating, corporate governance and risk committee is responsible for the board education program, which includes a budget and approval process. Educational needs are identified through a self-assessment questionnaire, in individual meetings with the chair of the nominating, corporate governance and risk committee and in board and committee meetings. The corporate secretary maintains a calendar of educational opportunities for the directors that includes information about relevant conferences, webinars and other events.

Directors enhance their knowledge of Cameco’s operations and the nuclear industry through visits to Cameco-operated facilities or other nuclear facilities. In June 2017, a number of our directors traveled to Kazakhstan and received presentations at President Nazarbayev’s Foreign Investors’ Council meeting, as well as the Kazakhstan Canada Business Council meeting, which included presentations by Neil McMillan and Tim Gitzel. The group also toured the Inkai uranium operation. These visits also give directors an opportunity to interact with employees, business associates and community members.

Management made presentations to the board and committees during the year that were aimed at expanding the board’s knowledge of the business, the industry and the key risks and opportunities facing Cameco. We routinely send directors published materials that are likely to be of interest or include them in the meeting materials as supplemental reading.

The board recognizes the importance of ongoing education for directors and we pay for the cost for them to attend. Cameco’s board education program encourages directors to attend conferences or seminars

22     CAMECO CORPORATION

they deem appropriate to keep abreast of developments in the uranium and nuclear industries, corporate governance and the best practices relevant to their contribution to the board generally and their responsibilities on specific committees. Our directors attend courses and programs offered by the Institute of Corporate Directors (ICD), the National Association of Corporate Directors (NACD) and other education providers to stay current on developments in governance and areas relating to their committee responsibilities.

In addition to the items set out above, our directors attended the following continuing education sessions in 2017:

2017 DIRECTOR DEVELOPMENT	PRESENTED/HOSTED BY	ATTENDED BY
Nuclear industry
World Nuclear Association symposium 2017	World Nuclear Association (WNA)	John Clappison Tim Gitzel

Governance
2017 Global board leaders’ summit	NACD	Ian Bruce
The next board gender diversity conversations	ICD	Catherine Gignac
Shareholder engagement	ICD	Catherine Gignac
Significant issues of importance to directors	ICD	Catherine Gignac
Business models and strategies in an era of disruption	ICD	Catherine Gignac
Chairing the board: real world insights and perspectives	ICD	Catherine Gignac
Activism, M&A and board responsibilities	Barclays & Skadden	Kate Jackson

Audit and finance
Expectations of internal audit	Institute of Internal Auditors	John Clappison
Global developments	KMPG Global Head of Audit	John Clappison
Audit committee roundtable for the mining industry	KPMG	John Clappison
Directors in the mining industry	Canadian Public Accountability Board	John Clappison
Audit committee symposium	Deloitte	John Clappison
Audit committee oversight: proxy topics, accounting developments, regulatory/legal developments	KPMG	Kate Jackson
Key tax developments affecting power and utilities	KPMG	Kate Jackson

Economic and market
Energy conference	Peters & Co.	Ian Bruce
Hedging in energy industry	Rice Energy Inc.	Kate Jackson
The future of mobility: effects on energy industry	Deloitte	Kate Jackson
DOE quadrennial energy review	Deloitte	Kate Jackson

Risk
Cybersecurity: leading practices for board engagement	KPMG, Management	All directors
Fundamentals of IT oversight	ICD	Catherine Gignac
Cybersecurity and critical privacy issues	ICD	Catherine Gignac
Improving strategic capital management with integrated valuation and risk modelling methods	Prospectors & Developers Association of Canada (PDAC)	Jim Gowans

Mining and operations
Capital investment in the mining industry	PDAC	Jim Gowans
2017 US regulatory environment	PDAC	Jim Gowans
Mining day conference	Ernst & Young	Catherine Gignac

2018 MANAGEMENT PROXY CIRCULAR     23

Governance at Cameco

We believe that sound governance is the foundation

for strong corporate performance.

This section tells you about three key elements

of governance at Cameco: our shareholder

commitment, our governance principles and how

our board operates.

OUR GOVERNANCE PRACTICES

The nominating, corporate governance and risk committee ensures our governance policies and practices are sound and support the board in carrying out its duties. The committee monitors changing regulations and emerging best practices. The board approves our corporate governance guidelines annually and any changes as appropriate.

Where to find it
Our shareholder commitment		25

•	Shareholder engagement	25

•	Separate chair and CEO positions	25

•	Accountability	25
Governance principles		28
The board		30

•	Board composition	30

•	Our expectations for directors	35

•	Role of the board	36
Board committees		41

WHAT WE DO

Independent board – nine of our 10 nominated directors (90%) are independent	Ö
Non-executive chair leads the board – we maintain separate chair and CEO positions and have had a non-executive, independent chair of the board since 2003	Ö
Share ownership – we require our directors and executives to own shares, or have an equity interest, in Cameco to align their interests with those of our shareholders and share ownership is disclosed	Ö
Majority voting for directors – the board adopted a majority voting policy in 2006	Ö
Strong risk oversight – the board and committees oversee our risk management program and strategic, financial and operational risks	Ö
Formal assessment process – the directors assess the board, committees and individual director performance	Ö
Independent third-party review – the director assessment process includes an independent third-party effectiveness assessment every three years	Ö
Serving on other boards – we limit the number of other public company boards our directors can serve on, and serve on together	Ö
Director recruitment and board succession – we have term limits and a retirement policy for directors	Ö
Diverse board – our board has a diverse mix of skills, background and experience and 30% of this year’s director nominees are female	Ö
Independent advice – board committees have full authority to retain independent advisors to help them carry out their duties and responsibilities	Ö
Code of conduct and ethics – directors, officers and employees must comply with our code of conduct and confirm their compliance every year	Ö
Long-standing shareholder engagement – we communicate openly with shareholders and other stakeholders	Ö
Say on pay – we have held an advisory vote on our approach to executive compensation every year since 2010	Ö

WHAT WE DON’T DO
No slate voting – directors are individually elected	x
No overboarding of directors – no director sits on more than two other public company boards	x
No stock option awards for directors	x

24     CAMECO CORPORATION

Our shareholder commitment

We believe in transparency, integrity and strong stewardship, and are committed to increasing Cameco’s value to benefit all shareholders.

Shareholder engagement

We recognize the importance of strong and consistent engagement with shareholders. We communicate openly with shareholders and other key stakeholders. Our goal is to provide shareholders with clear information about our governance and compensation practices, and to continuously improve our practices and our disclosure.

We receive feedback from shareholders through one-on-one or group meetings with the chair of the board and other directors and/or members of management, as needed. We reply promptly to shareholder concerns and take appropriate action.

Our engagement activities include the following:

•	senior management holds quarterly conference calls and webcasts with the investor community to review our most recently released financial and operating results
•	our management team speaks at industry and investor conferences about public information on our business and operations
•	senior management and the investor relations group engage with investors throughout the year to provide public information on our business
•	following our 2017 annual meeting, senior management met with Glass Lewis & Co., LLC and Institutional Shareholder Services (ISS), two proxy advisory firms that provide voting and other governance advice to institutional investors, to maintain a dialogue on governance and compensation matters
•	the chair of the board, the chair of the human resources and compensation committee, and the chair of the nominating, corporate governance and risk committee met independently with the Canadian Coalition for Good Governance (CCGG) in 2017 (this was Cameco’s second meeting with the CCGG in eight years)
•	we have held a ‘say on pay’ advisory vote on our approach to executive compensation every year since 2010, and have received approval ratings of over 88% every year (see page 5 for details about this year’s advisory vote).

Senior management issues news releases throughout the year to report material information about Cameco, consistent with our commitment to communicating openly and on a timely basis to shareholders and other stakeholders (see page 26 to read more about our disclosure practices).

Separate chair and CEO positions

Leadership starts at the top. We believe it is important to maintain separate chair and CEO positions, and both positions are appointed by the board.

We believe that separating the roles provides stronger board leadership, fosters more effective decision-making, avoids conflicts of interest, and allows for more effective oversight and the ability to hold management accountable for the company’s activities (you can read more about the independent chair on page 29).

The chair and CEO positions each have a formal position description that describes the terms and responsibilities of the role. These are available on our website (cameco.com/about/governance).

Accountability

We are accountable to our shareholders and we demonstrate this commitment through sound governance practices and open and timely public disclosure.

Say on pay

We have held an advisory vote on ‘say on pay’ every year since we introduced it in 2010. We monitor developments in executive compensation and evolving best practices to make sure our programs and decisions are appropriate. We do a risk assessment of our executive compensation program every year and review our compensation programs and governance to reflect changes in market and best practices and changes in our business strategy.

You can write to the board or committee chair about your views on executive compensation (see board contact details on the next page).

2018 MANAGEMENT PROXY CIRCULAR 25

Accessible board

Shareholders, employees and other interested parties can write to the chair of the board, the committee chairs or the independent directors as a group.

Send your sealed envelope to our corporate office:

Cameco Corporation

2121-11th Street West

Saskatoon, SK S7M 1J3

Private and strictly confidential

Attention – Chair of the board of directors

You can use this address to write to the chair of the audit and finance committee or the human resources and compensation committee – make sure you mark on the envelope to whom you are directing the letter. Envelopes will be delivered unopened to the appropriate party.

Voting results

We promptly disclose the voting results of our shareholder meetings. We will disclose the voting results on the items of business at this year’s meeting in our report on the 2018 annual meeting, which will be released shortly after the meeting.

Go to our website (cameco.com/invest/events-presentations/2018-annual-meeting-of-shareholders) or sedar.com following the meeting to see the voting results.

Disclosure

We are committed to communicating openly and on a timely basis with shareholders, employees and the public, and to providing complete, accurate and balanced information in our disclosure documents.

The audit and finance committee is responsible for overseeing our review of our disclosure controls and procedures once a year and recommending any significant changes to the board for approval.

Our disclosure committee includes members of senior management and is responsible for:

•	reviewing all news releases and public filings containing material information prior to their release
•	evaluating the design and effectiveness of our disclosure controls and procedures to make sure they continue to provide reasonable assurance that information is gathered promptly and accurately, so we can make appropriate public disclosure that complies with legal requirements
•	providing regular updates on our public disclosure to the audit and finance committee.

Each board committee reviews the material public disclosure relevant to its mandate before the board considers it for approval:

•	the audit and finance committee reviews the annual and interim financial statements, management’s discussion and analysis (MD&A) and related news releases
•	the safety, health and environment committee reviews the sustainable development report
•	the reserves oversight committee reviews the reserve and resource estimates and technical reports
•	the human resources and compensation committee and the nominating, corporate governance and risk committee review this management proxy circular.

The board also reviews and approves the following publicly-filed documents:

•	prospectuses
•	annual information forms
•	US Form 40-F filings
•	other disclosure documents that must be approved by the directors according to securities laws, securities regulations or stock exchange rules.

The CEO and the CFO meet regularly with investment analysts and institutional investors. Our website (cameco.com) has information for shareholders, investment analysts, the media and the public, and our Investor Relations department also provides information to shareholders and responds to general questions or concerns.

You can contact our Investor Relations department by:

Phone:	306.956.6340
Fax:	306.956.6318
Email:	go to the Contact section of our website and complete the email form.

26 CAMECO CORPORATION

Shareholder proposals

Shareholders who meet eligibility requirements under the Canada Business Corporations Act (CBCA) can submit a shareholder proposal as an item of business for our annual shareholder meeting in 2019. Proposals must be submitted to our corporate secretary by January 7, 2019 for next year’s annual meeting. Shareholder proposals that comply with the CBCA requirements and are received by that date, and our responses will be printed in the management proxy circular we send to shareholders next spring.

Accessing our governance and other regulatory disclosure

We believe in transparent disclosure for our stakeholders. Our key governance documents are available on our website (cameco.com/about/governance):

•	articles and bylaws
•	our governance framework
•	our governance guidelines
•	our code of conduct and ethics
•	the mandates of the board and its committees
•	definition of independent director and related definitions
•	board diversity policy
•	board education program
•	position descriptions for the board chair and the CEO
•	director and executive share ownership guidelines
•	executive incentive compensation recoupment policy.

Our publicly-filed disclosure documents are available on our website (cameco.com), SEDAR (sedar.com) and EDGAR (sec.gov/edgar.shtml), including:

•	2017 annual report, which includes financial information about us, as provided in the audited financial statements and MD&A for our most recently completed financial year
•	subsequent quarterly reports
•	our most recent annual information form, particularly the Governance – About the audit and finance committee section which has additional information about our audit and finance committee, the audit and finance committee mandate in Appendix A, and other information required by Canadian securities regulators
•	our code of conduct and ethics, articles of incorporation and the bylaws, and the board committee mandates
•	our voting results following the annual meeting of shareholders.

Filings with the US Securities and Exchange Commission (SEC) are available under company filings on the SEC website (sec.gov).

You can request printed versions of these documents at no charge by writing to the corporate secretary at Cameco Corporation, 2121-11th Street West, Saskatoon, SK S7M 1J3.

2018 MANAGEMENT PROXY CIRCULAR 27

Governance principles

Code of conduct and ethics

We expect our directors, officers, employees and those of our subsidiaries to act with honesty and integrity. Everyone must abide by our code of conduct and ethics, which sets out our principles and guidelines for ethical behaviour under the law, within Cameco, with our shareholders, our communities and the public, and with our customers, partners, contractors, suppliers and competitors.

Everyone must read the code and sign a declaration that they will comply with the code when they join the company or the board. We review the code every year and promptly communicate any changes. Officers and employees who have management responsibilities or work in supply chain management, internal audit, finance/treasury/tax, business technology services, marketing, corporate development, legal, human resources, and our executive offices must sign a new declaration form every year.

Directors must declare any conflicts of interest and excuse themselves from any discussions or decisions where their business or personal interests would create a conflict of interest.

Anyone can report a concern or violation of the code confidentially and anonymously by phone or online, at any time, through our ethics (whistleblower) hotline.

The audit and finance committee reviews concerns relating to senior management and directors. Our conduct and ethics committee reviews all other concerns and investigates matters under the direction of the audit and finance committee.

Compliance

We are a public company and our shares trade on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE). We comply with applicable corporate governance guidelines and requirements in Canada and the United States, including:

•	the corporate governance standards that apply to Canadian companies listed on the TSX
•	the requirements of the Sarbanes-Oxley Act of 2002 (SOx)
•	the NYSE corporate governance standards that apply to foreign private issuers registered with the Securities and Exchange Commission (SEC) in the US.

We also voluntarily comply with most of the NYSE corporate governance standards that apply to US issuers, with the following exceptions:

•	director independence standards – we generally comply with the NYSE standards, but in some cases we may determine that a director is independent when only the Canadian independence standards are satisfied
•	shareholder approval of equity compensation plans – we comply with the TSX rules, which require shareholders to approve equity compensation plans only if they involve newly issued securities. The NYSE standards require shareholders to approve the plans and any material revisions, whether or not the securities issued under the plans are newly issued or purchased on the open market, subject to a few limited exceptions
•	appointment of auditors – we comply with the Canada Business Corporations Act, which requires that the auditors be appointed by the shareholders at the company’s annual meeting. The NYSE standards require the audit committee be directly responsible for the appointment of any registered accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services. However, there is an exception for foreign private issuers that are required under a home country law to have auditors selected according to home country standards. Our audit and finance committee is responsible for evaluating the auditors and recommending the appointment of the auditors to the board, who recommends appointment to shareholders.

Governance guidelines

The board has formal governance guidelines that set out our approach to governance and the board’s governance role and practices. The guidelines ensure we comply with the legal requirements and standards listed above, conduct ourselves in the best interests of Cameco and meet industry best practices. The guidelines are reviewed and updated regularly.

28 CAMECO CORPORATION

Independence

We believe that a substantial majority of our directors must be independent for the board to be effective and that the audit and finance committee, human resources and compensation committee and nominating, corporate governance and risk committee must be 100% independent. The majority of our directors are unrelated to Cameco.

A director is independent if he or she does not have a direct or indirect material relationship with us. A relationship is material if it could reasonably interfere with a director’s ability to make independent decisions, regardless of any other association he or she may have. Our independence criteria meets the standards of the Canadian Securities Administrators as set out in Multilateral Instrument 52-110 – Audit Committees, National Policy 58-201 – Corporate Governance Guidelines and the NYSE corporate governance standards, including the NYSE standards on independence of human resources committee members introduced in 2013.

We review our independence criteria and director status every year, and you can find our complete definition of independence on our website (cameco.com/about/governance/governance-guidelines).

Independent chair

The board appoints the independent chair to help it function independently of management. We have had a non-executive, independent chair of the board since 2003.

The chair has various duties and responsibilities:

•	leading, managing and organizing the board consistent with our approach to governance
•	encouraging high performance and commitment of all directors
•	presiding as chair at all board and shareholder meetings
•	overseeing the board’s strategic focus to ensure that it represents Cameco’s best interests
•	helping to set the tone and culture of Cameco
•	overseeing the board’s procedures so it can carry out its work effectively, efficiently and independently of management
•	overseeing all board matters so they are properly addressed and brought to resolution as required
•	requiring any matters delegated to the board committees to be properly carried out
•	acting as the liaison between the board and the CEO and providing advice, counsel and mentorship to the CEO
•	meeting with shareholders and other stakeholders in consultation with management
•	participating in the recruitment and orientation of new directors
•	ensuring that Cameco provides timely and relevant information and access to other resources to support the board’s work.

You can access a copy of the chair’s position description on our website (cameco.com/about/governance/chairs-role).

2018 MANAGEMENT PROXY CIRCULAR 29

The board

The board is responsible for overseeing management and our strategy and business affairs. Its goal is to ensure we operate as a successful business, optimizing financial returns while effectively managing risk.

The board encourages open dialogue and works within a climate of respect, trust and candour. The board fulfills its duties by:

•	maintaining a governance framework that establishes broad areas of responsibility and has appropriate checks and balances for effective decision-making and approvals
•	making decisions that set the tone, character and strategic direction for Cameco
•	approving the vision, mission, value statements and enterprise-level policies developed by management
•	regularly monitoring management, including its leadership, recommendations, decisions and execution of strategies to ensure that they carry out their responsibilities and deliver shareholder value.

The board carries out its responsibilities directly and through its five standing committees. This provides proper oversight and accountability for specific aspects of governance, risk and Cameco’s business activities and affairs, and frees up the board to focus more on our strategic priorities, broader oversight of enterprise risk and other matters (see Role of the board and Board committees beginning on pages 36 and 41, respectively).

The board and committees meet in camera without management present at all meetings, including those held by teleconference.

Board composition

Independence

All of the nominated directors are independent, except for Tim Gitzel because he is our president and CEO (see page 29 to read more about our principles on independence).

Board chair

Neil McMillan has been our independent, non-executive chair of the board since May 2013. He has been a member of the board since 2002 and has diverse experience through his work in mining, government relations and the investment industry and as a former CEO. His letter to shareholders begins on page 1.

Neil McMillan’s term as board chair will end following the annual general meeting in May 2018, and Ian Bruce has been selected by the board of directors to succeed him.

Starting in May 2017, Anne McLellan, chair of the nominating, corporate governance and risk committee, led the board process for selecting the new board chair. The process was based on five principles: fairness and transparency, consensus building, free and unfettered discussion, confidentiality and the importance of the chair/CEO relationship. The process focused on internal candidates since the directors believed that there were appropriate successors on the current board and preferred to have a new chair with existing knowledge of Cameco.

Anne conducted one-on-one interviews with each director to solicit input for developing the selection criteria for the new chair. The selection criteria included specific competencies, experiences and attributes that the board members identified as important at this particular stage for Cameco, which Anne reviewed with each director in follow-up interviews to solicit feedback on an appropriate successor. Anne presented the insights and feedback to the nominating, corporate governance and risk committee for review and discussion. The nominating, corporate governance and risk committee made a recommendation to the board. The committee’s recommendation resulted in Ian’s selection as the next board chair. You can read about Ian’s background and experience in his profile on page 11.

30 CAMECO CORPORATION

Skills, attributes and experience

A board that has certain core qualities and a broad mix of skills and experience is best equipped to oversee our strategic direction, understand issues that can arise with a company of our size and complexity, and make informed decisions.

Core attributes

All of our directors are expected to possess the following core attributes that are fundamental to serving on our board:

BUSINESS JUDGMENT	INTEGRITY AND ACCOUNTABILITY	ENGAGEMENT

Track record of leveraging experience and wisdom in making sound strategic and operational business decisions. Demonstrates business acumen and a mindset for risk oversight.

Demonstrates good character and insists on high ethical standards, recognizes and avoids potential and actual conflicts of interest, maintains strict confidentiality, is accountable for board decisions, acts in Cameco’s best interests and maintains public confidence and goodwill of Cameco’s shareholders and other stakeholders.

Actively participates in meetings and develops a strong understanding of Cameco’s business. Demonstrates an information-seeking orientation and knowledge of current issues and trends respecting public companies. Exhibits familiarity with international, national and local affairs.
COMMITMENT	TEAMWORK	COMMUNICATION

Availability and willingness to travel, attend and contribute to board and committee functions and take leadership roles as required.

Demonstrates perception, acuity, tact and rapport to build constructive working relationships and dynamics that engender mutual trust, respect and contribution. Demonstrates an orientation toward resolving differences of opinion, forging consensus, reaching solutions and maintains resiliency and composure under difficult circumstances.

Ability to listen carefully, raise questions constructively and encourage and build upon open discussion of key issues.
INDEPENDENT-MINDEDNESS	FINANCIAL LITERACY	RECORD OF ACHIEVEMENT

Willingness to formulate or maintain one’s own views and to challenge the prevailing opinion.	Ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by Cameco’s financial statements. Knowledge of IFRS and an understanding of internal controls and procedures for financial reporting.	Has a history and reputation of achievement that demonstrates the ability to perform at the highest level and that reflects high standards for one’s self and for others.

Competency matrix

The board uses a competency matrix to assess composition and ensure it has an appropriate mix of skills and competencies to govern effectively and be a strategic resource for Cameco. The nominating, corporate governance and risk committee reviews director competencies every year to ensure they continue to meet Cameco’s needs.

Each director completes an annual assessment of his or her competencies using detailed guidelines. Directors are expected to assess themselves as having expert knowledge, strong knowledge or basic knowledge on each competency. The nominating, corporate governance and risk committee chair reviews each director’s assessment with him or her and the committee reviews the results for consistency.

The table on the next page shows the profile of the proposed board, including the categories and descriptions of essential skills and experience and the percentage of nominated directors who have indicated their level of knowledge as expert or strong in each category.

2018 MANAGEMENT PROXY CIRCULAR 31

Skills and experience	Directors having expert and strong working knowledge
Board / corporate governance Prior or current director of a major organization with mature governance practices

International

Experience with, or strong understanding of, international operations, economics, commodity trading and geo-politics, preferably in countries or regions where we have or are developing operations

Investments / mergers and acquisitions Experience in the field of investment banking or with mergers and acquisitions, evaluation of investment strategy, and capital allocation, structure and markets

Investor relations

Experience with, or strong understanding of, the perspectives of major, long-term and other investors,

capital markets, and the investment community, both domestically and internationally, and in shareholder engagement

Risk oversight Experience in risk governance, including monitoring both strategic and operational / compliance risks

Enterprise leadership

Experience, whether as a prior or current CEO or senior officer or otherwise, of a large public company or major organization with a track record of value creation and successful implementation of strategic direction

Human resources and executive compensation Thorough understanding of executive compensation, the oversight of succession planning, talent development and retention, and pension programs
Legal / regulatory Experience ensuring compliance with laws, regulations and business rules
Uranium / nuclear Strong knowledge of markets, competitors, business issues and imperatives, and the domestic and international regulatory environment

Capital projects Experience overseeing and evaluating large capital projects and in project management

Financial acumen

Experience, whether as a professional accountant, CFO or otherwise, in financial accounting and reporting, including internal controls, IFRS, evaluation of financial statements and corporate finance

Safety, health and environment / corporate responsibility

Experience in, or strong understanding of, leading safety, health and environmental practices, associated risks and regulatory requirements, and in sound corporate responsibility and sustainable development practices, advocacy and reporting

Stakeholder relations / government / public policy

Experience in, or a strong understanding of, the workings of government and public policy both domestically and internationally, and in stakeholder engagement or management

Mining, exploration and operations Experience with a leading mining or resource company with reserves, technology, exploration and operations expertise
Operational excellence Experience in a complex chemical or nuclear operating environment, creating and maintaining a culture focused on safety, the environment and operational excellence

100% 90% 80% 70%

32 CAMECO CORPORATION

Board diversity

A board with a diverse mix of skills, background, experience, gender and age, that also reflects the evolving demographics and geographic areas where we carry out business, is important for sound decision-making and good governance.

The board adopted a formal written diversity policy in February 2014.

The nominating, corporate governance and risk committee reviews board diversity every year. It recommends measurable objectives for enhancing diversity, including objectives for female, aboriginal, geographic and age representation. The committee reviews our progress in achieving these objectives as part of the annual board and committee evaluations and also refers to the objectives when selecting new director candidates.

Female representation

The board believes gender diversity is important, and our diversity policy requires at least 25% of directors to be female. We currently have three female directors, representing 30% of the nominated directors.

Indigenous representation

The board is committed to building long-lasting and trusting relationships with communities where we operate, and a significant portion of Cameco’s operations is in northern Saskatchewan. Our diversity policy requires at least one director to have an aboriginal background and be from Saskatchewan to bring an understanding of the culture, heritage, values, beliefs and rights of the local indigenous peoples to the board. We have one aboriginal director.

Geographic representation

The board also believes it is important to have directors with experience living or working in jurisdictions where we operate or do business. Our diversity policy requires the board to have directors with extensive experience in geographical areas where Cameco has or anticipates having significant business interests. Don Kayne was appointed to the board in January 2016, and brings extensive experience in the emerging Asian markets, including China. Kate Jackson was appointed to the board in January 2017 and brings a deep knowledge of the US nuclear industry.

Our board is subject to, and complies with, the terms of the Investment Canada Act and the Uranium Non-Resident Ownership Policy, which require at least two-thirds of our directors to be Canadian citizens, and the CBCA, which requires at least half of our directors to be Canadian residents.

Age

While the board recognizes the correlation between age and experience, it believes that directors of different ages bring a wider range of viewpoints. Our diversity policy requires the board to represent a range of ages.

2018 MANAGEMENT PROXY CIRCULAR 33

Board refreshment and the nomination process

The board recognizes the need to balance the benefit of experience and the need for new perspectives. The nominating, corporate governance and risk committee is responsible for ensuring that the board’s succession planning process and policy on tenure and retirement provide for board refreshment that meets our ongoing needs. The committee is also responsible for the annual review of board composition and the nomination process.

Term limits and retirement

Directors are not nominated for election at an annual meeting after completing 15 years of continuous service or after they turn 72, whichever is earlier. In exceptional circumstances, if it is in Cameco’s best interest, the board has the discretion to nominate a director for re-election for an additional one-year term after age 72 or 15 years of service. The term for serving as board chair is five years regardless of the director’s age or years of service. The CEO typically resigns from the board when he or she retires from Cameco.

Director recruitment and board succession

The nominating, corporate governance and risk committee is responsible for overseeing board succession. It reviews the director competency and attribute matrix regularly to ensure that the board has the right mix of diversity, skills and experience. It also monitors upcoming director retirements to identify specific desirable skills in new recruits.

The committee is responsible for the recruitment process. It keeps an evergreen list of suitable candidates based on their skills, experience, character, integrity, judgment, record of achievement, diversity and other qualities or qualifications that would enhance overall composition and oversight capabilities of our board and considers any recommendations made by shareholders.

The committee follows established guidelines and procedures for recruiting and selecting the best candidates. An external search firm is usually retained to cast a wide net to bring forward the best candidates.

The committee follows a tiered interview process to determine the most suitable candidates. The committee approves the list of candidates to be interviewed, a selection committee (consisting of the chair of the board, committee chair and the CEO) interviews the candidates, and further interviews are conducted by the nominating, corporate governance and risk committee and other committee chairs if necessary.

Three directors have joined the board in the last five years, increasing the board’s diversity and broadening its skills in mergers and acquisitions, marketing and sales, operational excellence, and mineral resource estimation. The new directors also have senior leadership and CEO experience as well as experience in mining and exploration, the nuclear industry and international business.

Nomination process

The nominating, corporate governance and risk committee is responsible for recommending the candidates for nomination on an annual basis. Part of the committee’s process includes reviewing the list of potential conflict situations, as well as a report on actual and potential conflicts of interest, before making recommendations respecting the nomination of directors for election by shareholders.

Shareholders may at any time submit to the board the names of individuals for consideration as directors. The committee will consider any submissions when assessing the diversity, skills and experience required on the board to enhance overall board composition and oversight capabilities.

Shareholders collectively owning more than 5% of Cameco’s outstanding shares may nominate individuals to serve as directors and have their nominations included in Cameco’s proxy circular for its annual meeting by submitting a shareholder proposal in compliance with the provisions of the Canada Business Corporations Act. No such shareholder proposal was received this year. The deadline for shareholder proposals for the 2019 annual meeting of shareholders is January 7, 2019.

Our by-laws require shareholders who wish to nominate directors to give advance notice of the nominations. These requirements are intended to provide a transparent, structured and fair process with a view to providing shareholders an opportunity to submit their proxy voting instructions on an informed basis. In accordance with the by-laws, written notice of the nominations must be provided to Cameco’s corporate secretary no later than 30 days and no more than 65 days prior to the date of the annual meeting and must include the information prescribed in the by-laws. A copy of our by-laws is available on our website at www.cameco.com and is filed on SEDAR at www.sedar.com.

34 CAMECO CORPORATION

Our expectations for directors

We expect each member of the board to act honestly and in good faith, and to exercise business judgment that is in Cameco’s best interest. We expect directors to bring their skills, experience and functional expertise to the board and to draw on a variety of resources to support their decision-making, including materials prepared by management, their own research and business experience, independently-prepared media reports on Cameco and the industry, and knowledge gained from serving on other boards.

We also expect each director to:

•	comply with our code of conduct and ethics
•	promptly report any perceived, potential or actual conflicts of interest
•	develop an understanding of our strategy, business environment, operations, performance, financial position and the markets we operate in
•	diligently prepare for each board and committee meeting
•	attend all board meetings, their committee meetings and the annual meeting of shareholders
•	actively participate in each meeting, and seek clarification from management and outside advisors to fully understand the issues
•	participate in our board education program
•	participate in the board, committee and director assessment process.

Avoiding conflicts of interest

Directors do their best to avoid situations where their interests might conflict with their duty to act in Cameco’s best interest. Each director must promptly report a potential, perceived or actual conflict of interest to the corporate secretary and not participate in any discussions or decisions about the matter.

The corporate secretary maintains a list of issues and potential conflict situations, and monitors them on an ongoing basis. The corporate secretary helps identify when actions may be desirable and consults with legal counsel if necessary to determine whether a director has a conflict.

Serving on other boards

Our directors do not serve on the boards of competitor firms and cannot join organizations or groups that may have adverse interests, unless they have the board’s permission. Our governance guidelines state that a director who is an active CEO can serve on a maximum of three public company boards, including their own board and the Cameco board. Our CEO can only serve on one other board with the consent of the Cameco board, and other directors can serve on a maximum of five public company boards, including the Cameco board. Members of the audit and finance committee cannot serve on the audit committees of more than two additional public companies, without the board’s approval. None of the directors currently exceed any of our limits.

The board reviewed these limits in 2016 and determined that they continue to be appropriate to avoid overboarding by directors. The chair of the nominating, corporate governance and risk committee discusses board memberships with each director during their annual interview, including their commitment to the Cameco board and capacity to handle the board and committee workload.

The board approved Tim Gitzel’s appointment to the board of The Mosaic Company in October 2013.

Directors must advise the chair of the board, the chair of the nominating, corporate governance and risk committee, the CEO and the corporate secretary if they are considering a directorship with another public company. A director can temporarily exceed the limit by one directorship if he or she declared an intention to resign from, or not stand for re-election to, at least one other board as of that company’s next annual general meeting.

Board interlocks

A board interlock is when directors serve together on another board. We do not currently have any board interlocks. We do not allow more than two directors to serve together on the board of another public company. We also do not allow directors to serve together on more than two other public company boards.

Change in position

If a director’s principal occupation or business association changes substantially, the director is required to promptly offer his or her resignation to the board chair, and the board will decide whether or not to accept it.

2018 MANAGEMENT PROXY CIRCULAR 35

Role of the board

The company articles require our board to have between three and 15 directors. The board has decided that ten directors are to be elected at this year’s annual meeting.

Mandate	ABOUT OUR BOARD MEETINGS

The board has a formal mandate (see Appendix B) that lists its specific duties and responsibilities including the following:

•   selecting, evaluating and, if necessary, terminating the CEO

•   assessing the integrity of the executive officers and ensuring there is a culture of integrity throughout Cameco

•   strategic planning and monitoring our performance against the plan

•   succession planning and monitoring management’s performance and compensation

The board engages in lively debate on strategy and items of business, challenging management in a constructive and healthy manner.

The board considers the interests of shareholders, debt holders, customers, employees, communities where we operate, governments, regulators, the general public and the environment when making business decisions.

•	approving policies and procedures to manage our
risks and overseeing management’s efforts to mitigate material risks.

The board reviews its mandate annually. Each board committee has a mandate that lists the responsibilities and duties of the committee and chair (see Board committees beginning on page 41).

Overseeing the CEO

The CEO is appointed by the board and is responsible for managing Cameco’s affairs. This includes articulating our vision, focusing on creating value for shareholders, and developing and implementing a strategic plan that is consistent with the corporate vision.

Our annual objectives become the CEO’s mandate from year to year, and they include specific, quantifiable goals. The CEO’s objectives are reviewed by the human resources and compensation committee and approved by the board. The CEO is accountable to the board and committees, and the board conducts a formal review of his performance every year. The human resources and compensation committee reviews and discusses the results of the formal review, followed by a discussion with the board. Then the board chair and chair of the human resources and compensation committee meet with the CEO to discuss the results.

The board has established clear limits of authority for the CEO, and these are described in our delegation of financial authority policy. The board must approve several kinds of decisions, including:

•	operating expenditures that exceed the total operating budget by more than 10%
•	unbudgeted project expenditures over $10 million per transaction, or over $50 million in total per year
•	cost overruns on budgeted project expenditures that are more than $15 million per transaction, or over $50 million in total per year
•	any acquisition or disposition of assets over $10 million per transaction, or over $50 million in total per year.

The CEO position description is available on our website (cameco.com/about/governance/ceos-role).

Strategic planning

The board oversees the planning, progress and fulfillment of our strategic goals and is actively involved in the strategic planning process. The board sets aside time at each meeting to discuss strategy with management and monitor progress. Board members discuss and analyze the main risks facing the business, strategic issues, competitive developments and corporate opportunities. The board also discusses possible adjustments to the strategic plan in light of our progress and the current business environment. The board measures success and fulfillment of our strategic plan by assessing our performance results against the annual corporate objectives. The board committees are also involved in the strategic planning process.

36 CAMECO CORPORATION

Risk oversight

The board maintains primary responsibility for risk oversight with a view to ensuring the balance of risk and potential return support Cameco’s long-term strategy. Time is dedicated to risk identification, management, and reporting at both board and committee meetings.

As a responsible corporation, we proactively address a range of strategic, financial, operational and other key risks, assessing all risks against our four measures of success.

Cameco identifies risk in five broad categories:

•	Strategic
•	Financial
•	Operational (safety and environment)
•	Human capital
•	Social, governance and compliance.

Decisions to accept, mitigate, or transfer identified risks guide management’s plans within our strategic planning and budgeting process. Employees throughout the company take ownership of the risks specific to their area, and are responsible for developing and implementing the controls to manage and re-assess risk.

The board directly oversees strategic risks, as well as enterprise risks, which are those risks identified as having the potential to significantly impact the company under one or more of our measures of success. Enterprise risks are assigned to the committees for ongoing oversight. The table below shows how the board and committees monitor risk across the organization. You can read about the board committees beginning on page 41 and compensation risk on page 49.

BOARD OF DIRECTORS
The board provides oversight on strategic business risks

COMMITTEE AREAS OF RESPONSIBILITY
Audit and finance Oversees financial risks, such as financing, foreign currency, counterparty and credit exposure, and capital projects risks	Human resources and compensation Oversees compensation, talent management, succession, and cyber-security risks	Nominating, corporate governance and risk Oversees the risk management function to ensure the process and practices are robust, and makes recommendations to the board	Reserves oversight Oversees the estimating of our mineral reserves and business-related operational risks	Safety, health and environment Oversees safety, health and environmental risks related to our operations, and risks to our social licence to operate

Managing risk

Our risk policy sets out a broad, systematic approach to identifying, assessing, reporting and managing the significant risks we face in our business and operations. It is reviewed annually to ensure that it continues to meet our needs.

Cameco’s enterprise risk management (ERM) program involves all aspects of our business and follows the framework of ISO 31000: Risk Management – Guidelines. We use a common risk matrix throughout the company and consider any risk that has the potential to significantly affect our ability to achieve our corporate objectives or strategic plan as an enterprise risk. We conduct a gap analysis between enterprise-level and strategic risks to further embed strategic risk into our management process. As part of the annual risk review process, management votes on the top risks to refine our focus for monitoring and reporting on risks over the next year. Management also reviews monthly updates on the company’s progress in managing these top risks.

Time is set aside at each regular board meeting to discuss strategy, which includes strategic risk and reputational risk exposure. Management makes regular presentations throughout the year to the committees, or, in some cases, the full board to facilitate a broader understanding of the enterprise risks and the associated risk management strategies. Each committee receives a quarterly written report on the status of monitoring and mitigation activities related to the risks it has been assigned. Our practice of regular monitoring and reporting assures the board that risks are being appropriately managed, which supports good governance.

2018 MANAGEMENT PROXY CIRCULAR 37

Internal controls

The board and committees are responsible for monitoring the integrity of our internal controls and management information systems.

The audit and finance committee oversees the internal controls, including controls over accounting and financial reporting systems and receives regular reports on internal controls from management. This oversight provides reasonable assurance of the reliability of our financial information and the safeguarding of assets.

The internal auditor reports directly to the audit and finance committee chair and updates the committee quarterly, while the CFO makes quarterly presentations on our financial results and forecasts to the audit and finance committee and the board.

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting to provide reasonable assurance that public reporting of our financial information is reliable and accurate, that our transactions are appropriately accounted for, and that our assets are adequately safeguarded. Management evaluates the effectiveness of our system of internal control over financial reporting.

Succession planning and leadership development

The board oversees succession planning to ensure we have a pool of strong, diverse candidates for senior management positions, and that we nurture talent and attract and retain key people for our long-term success.

Our approach to leadership development focuses on building advanced competencies throughout the organization, identifying high-potential employees and preparing them to take on executive officer roles in the future. The composition of our senior management team is a direct result of this approach.

The human resources and compensation committee reviews succession planning for senior management and involves the audit and finance committee in reviewing the succession plan for the CFO, controller and senior finance and audit roles.

The board reviews the succession plans and has the opportunity to meet high-potential employees through board presentations and informal social gatherings, such as board dinners and site visits.

Workplace diversity and inclusion

Building and cultivating a workplace that values diversity and inclusion has become a business necessity during these times of change. A diverse and inclusive workplace can bring many organizational benefits, including better market position, successful decision-making, an enhanced ability to reach strategic goals, improved organizational outcomes, a strengthened ability to continue to innovate, change and grow, and a stronger bottom line.

In 2017, we continued to make progress on diversity and inclusion, focusing on the continued implementation of Cameco’s long-term diversity and inclusion plan:

•	continued to review our resident of Saskatchewan’s north (RSN) workforce strategy by examining forecasts of northern workforce requirements and reviewing training and development opportunities through a partnership between Northern Career Quest and Cameco
•	continued to address disrespect in the workplace with the establishment and roll-out of phase I of Cameco’s Expect Respect campaign. Phase I included the launch of the Expect Respect web page, training to recommunicate Cameco’s expectations and review behaviours and actions to address disrespect, diversity and inclusion, online learning resources for employees and supervisors, and guidance for employees to report complaints. Preparation of phase II is currently underway
•	increased attention on gender diversity, including our efforts to provide female-specific personal protective equipment for women at all of our operations and the development of action plans to address priority gender diversity challenges
•	introduced diversity and inclusion awareness initiatives, including posters and displays to bring attention to various diversity topics, launch of the diversity and inclusion web page through an internal online platform for related learning resources, and an employee survey to receive feedback
•	continued to review our HR programs, policies and procedures and made the necessary revisions to ensure inclusive practices are in place for Cameco’s diverse workforce.

38 CAMECO CORPORATION

Women in leadership

We have one female executive officer, representing 20% of the executive officers, and four female vice-presidents, representing 31% of our senior management team. Cameco currently has about 576 female employees across North America, representing 23% of our workforce.

Generally executive officer appointments are a result of our succession framework to build advanced competencies throughout the organization and to identify high-potential employees, including female employees, and prepare them to take on executive roles in the future. When appointing executive officers, we strive for a complement of female executive officers that at a minimum reflects the proportion of women in our workforce. We expect that our five-year diversity and inclusion plan will result in more women being identified and prepared for senior level positions at Cameco.

We have a diversity plan with specific objectives each year to improve workplace diversity. We have not set a target for the number of female executive officers, but our current processes are helping us evaluate how to remove barriers to increase participation and representation and, ultimately, the number of women leaders. We expect the work we are doing will lead to qualitative and quantitative measures to assess the effectiveness of management’s actions.

Indigenous workforce

Cameco is a leading industrial employer of First Nations and Métis people. Indigenous employees and contractors make up more than 44% of the workforce at our northern Saskatchewan operations. We also have a dedicated team of employees at our northern affairs office and at our satellite offices throughout northern Saskatchewan specifically working on local workforce development, including leadership development.

Board, committee and director assessments

Performance and effectiveness assessments of the board, committees and individual directors are conducted annually. The nominating, corporate governance and risk committee oversees the board, committee and director assessment process. An independent third-party review of the board, committees and directors is conducted every three years, and during the other years the assessment is completed using a confidential questionnaire process.

The nominating, corporate governance and risk committee works with management to ensure the questionnaires are structured to receive meaningful feedback from directors. The results are used to assess the board, the CEO, the composition of the committees and meeting effectiveness, identify any gaps in skills and experience, and to ensure that the board is making the best use of each director’s expertise.

Responses are confidential and tallied externally to preserve anonymity and encourage open comments and full disclosure. Individual directors are not identified in the reports, other than the director self-assessments which are reviewed by the board chair and the chair of the nominating, corporate governance and risk committee who receive the reports. Board assessment results are shared with all board members and committee assessment results are shared with all committee members.

Directors also complete a self-assessment of their skills, performance and relevant experience. The nominating, corporate governance and risk committee chair or the board chair also conducts one-on-one interviews to allow directors to speak candidly about any issues or concerns relating to their performance, the performance of their peers, or the functioning of the board. The interview also allows a discussion around capacity and commitment to the board as well as education opportunities.

2018 MANAGEMENT PROXY CIRCULAR 39

The nominating, corporate governance and risk committee reviews the results of the board assessments, and makes recommendations to the board about board and/or committee composition, or changes to the structure, process or other aspects to enhance board performance.

Set out below is an overview of the full suite of questionnaires that would be undertaken in years when an independent assessment is not done. The CEO evaluation is done every year.

QUESTIONNAIRE	ACTIONS
Board evaluation •completed by all directors	• nominating, corporate governance and risk committee analyzes results and prepares a summary report for the board
Director self-evaluation •completed by all directors	• the nominating, corporate governance and risk committee chair and the board chair analyze results and discuss them with individual directors during personal interviews
Board chair evaluation •completed by all directors	• nominating, corporate governance and risk committee chair reviews the results and presents them to the board chair
Committee evaluation •completed by members of each Committee	• each committee chair analyzes the results and prepares a summary report for the committee and reports to the committee
Evaluation of committee chairs •completed by members of each committee	• board chair reviews the results and discusses any issues raised with each committee chair
CEO evaluation •completed by the non-executive directors

•  the human resources and compensation committee reviews and discusses the results

•  the board discusses the results and the board chair and human resources and compensation committee chair review them with the CEO

2017 Assessment

An independent third-party effectiveness assessment was conducted in 2017 by Patrick O’Callaghan, a Canadian governance consultant. The board effectiveness assessment process included an assessment of the board chair, the board, the committees and the committee chairs. A set of interview guidelines were developed to provide a common framework for interviews without limiting the issues participants wished to discuss. Mr. O’Callaghan interviewed all directors and members of the senior executive team. Following his interviews, a written report on the assessment was provided to the nominating, corporate governance and risk committee and the board of directors. Mr. O’Callaghan met with the full board in-person to present his findings and recommendations.

The result of the assessment was a report that indicated that Cameco has strong and effective board practices. The report included some non-urgent recommendations. An action plan is being developed and progress will be monitored by the nominating, corporate governance and risk committee.

40 CAMECO CORPORATION

Board committees

The board carries out its responsibilities directly and through its five standing committees. Committee work fulfills a specific governance role and supports our four measures of success. The committee structure ensures directors can devote the requisite skills, time and attention to specific matters and supports the board in effectively overseeing our business and affairs and providing sound governance generally.

Each committee sets aside time at each meeting to meet in camera without management present, and reports the business of its meetings to the board in a timely manner.

Committee responsibilities

Each board committee was formed based on the need for detailed oversight in key areas. The specific risks assigned to each committee for oversight are addressed in the work plan developed annually that drives its priorities and activities. Each committee:

•	has a mandate outlining the responsibilities and duties of the committee and its chair
•	reviews its mandate annually
•	reviews its performance against the committee’s mandate.

Each committee chair is responsible for determining the meeting agenda, how often the committee will meet, the conduct of each meeting, and for chairing their committee meetings, as set out in each committee mandate.

Committee membership

Committee membership is reviewed after a new board member is elected and when changes are appropriate. We strive for periodic rotation of committee members but it is not mandated so that we can benefit from continuity and experience of committee members, as appropriate. Changes are based on the recommendations of the chair of the board and the chair of the nominating, corporate governance and risk committee.

Committee chair rotation

Our committee chair rotation policy calls for rotating the positions every five years. Changes to the committee chairs and committee memberships are made in a way that balances continuity and the need for fresh perspectives, while recognizing each director’s particular areas of expertise.

Cross-committee attendance

All directors are invited to attend any board committee meeting. Members of the audit and finance committee attend the portion of the human resources and compensation committee meetings on the finance succession plan, which includes the CFO and senior finance personnel.

The chair of the safety, health and environment committee attends the portion of the human resources and compensation committee meeting when it reviews that aspect of our annual corporate performance.

The chair of the reserves oversight committee attends the audit and finance committee meeting to report on annual reserves and resources.

Access to management and outside advisors

The board and committees can invite any member of management, outside advisor or other person to attend their meetings.

Committees can engage outside advisors to assist in carrying out their duties, as authorized by their mandates. Individual directors can also engage outside advisors, as long as they receive approval in advance from the nominating, corporate governance and risk committee. The human resources and compensation committee and the nominating, corporate governance and risk committee each engaged an independent consultant in 2017.

2018 MANAGEMENT PROXY CIRCULAR 41

Audit and finance committee

John Clappison (chair since May 2009) Ian Bruce Daniel Camus Catherine Gignac Neil McMillan (ex-officio)
2017 2017 meetings attendance 8 100% The committee met separately with the internal auditor and external auditors at every regular meeting.

100%

Independent and

financially literate

John Clappison and Ian Bruce are the audit and finance committee’s financial experts because they have accounting or related financial expertise and meet the necessary requirements under US securities laws.

None of the committee’s members serve on the audit committee of more than two other public companies.

The committee reviewed its mandate and is satisfied that it carried out its duties and responsibilities.

Key responsibilities

The audit and finance committee supports the board in fulfilling its oversight responsibilities regarding the integrity of our accounting and financial reporting; the adequacy and effectiveness of our internal controls and disclosure controls; legal, regulatory (excluding safety, health and the environment) and ethical compliance; the independence and performance of our external and internal auditors; oversight of specific risks; and prevention and detection of fraudulent activities and financial oversight.

2017 Committee highlights

Financial reporting

•	oversaw the quality and integrity of our accounting and financial reporting processes
•	reviewed and recommended the annual and quarterly financial statements and MD&A and quarterly press releases to the board for approval
•	reviewed the revised dividend framework for the company

Internal controls

•	reviewed the effectiveness and integrity of our internal control systems and disclosure controls

External audit

•	approved the annual audit plan and the external auditors’ fees, including pre-approval of all services to be provided. See page 4 for a description of the services provided by the external auditor and the fees paid to them in 2017
•	received regular reports from the external auditors on the audit of our financial statements and the results of their reviews of the unaudited quarterly financial statements
•	assessed the performance of the external auditors
•	reviewed the auditor’s qualifications, independence and depth of business and industry knowledge and recommended the appointment of our external auditor for the coming year
•	regularly met with the external auditor without management present

Internal audit

•	assessed the internal auditor, reviewed the internal audit mandate and approved the internal audit plan for the year
•	received regular reports from the internal auditor on the fulfillment of its plan and its recommendations to management
•	regularly met with the internal auditor without management present

Compliance

•	reviewed reports about our compliance programs, including the code of conduct and ethics and our global anti-corruption program
•	reviewed related-party transactions
•	reviewed policies and programs to monitor compliance with legal and regulatory requirements
•	received briefings and reports on management’s hedging, debt and credit policies and compliance with them
•	received and reviewed quarterly litigation reports

Risk oversight

•	received management presentations on enterprise risks that the committee oversees
•	received quarterly updates on the status of mitigation plans pertaining to the risks that the committee oversees (including financial, fraud and other material risks within the committee’s mandate)

Financial oversight

•	received and reviewed reports on our insurance program, directors’ and officers’ liability insurance and indemnity agreements
•	received and reviewed the annual supply chain management report
•	received regular reports from NUKEM on its trading activities
•	received and reviewed reports on the company’s funding (including finance and cash flow planning)

42 CAMECO CORPORATION

Human resources and compensation committee

Ian Bruce (chair since May 2016) Daniel Camus Don Kayne Anne McLellan Kate Jackson (joined in May 2017) Neil McMillan (ex-officio)
2017 meetings	2017 attendance

5	100%

100%

Independent

The committee also has an external consultant who provides independent advice on executive compensation matters. Meridian Compensation Partners (Meridian) has been the committee’s consultant since December 2011, and it has not provided any services to management.

The committee reviewed its mandate and is satisfied that it carried out its duties and responsibilities.

Key responsibilities

The human resources and compensation committee supports the board in fulfilling its oversight responsibilities regarding human resource policies, executive compensation and executive succession and development.

2017 Committee highlights

A letter from the chair of the human resources and compensation committee begins on page 55.

Compensation governance

•	monitored compensation trends and emerging issues

•	reviewed ‘say on pay’ results

•	selected and managed the committee’s independent compensation consultant, approved its work plan, qualifications and fees and considered its independence

•	reviewed the compensation disclosure in this circular

Executive and director compensation

•	reviewed and recommended to the board approval of executive compensation

•	reviewed incentive plan targets and assessed performance against targets

Succession planning

•	reviewed succession planning with management and oversaw the succession planning process, including the appointment of a new COO

Risk oversight

•	received management presentations on enterprise risks that the committee oversees

•	received quarterly status updates on the mitigation plans pertaining to the risks that the committee oversees (including compensation risk, third-party compensation risk assessments, talent management risk, succession risk, cyber-security risk and other material risks within the committee’s mandate)

Pension plan governance

•	oversaw pension plan governance and management’s supervision of our pension plan

2018 MANAGEMENT PROXY CIRCULAR 43

Nominating, corporate governance and risk committee

Anne McLellan (chair since May 2016) Daniel Camus John Clappison Jim Gowans Kate Jackson (joined in May 2017) Neil McMillan (ex-officio)
2017 2017 meetings attendance 4 100%
100% Independent
The committee reviewed its mandate and is satisfied that it carried out its duties and responsibilities.

Key responsibilities

The nominating, corporate governance and risk committee supports the board in fulfilling its oversight responsibilities by developing and recommending a set of corporate governance principles, identifying and recommending director candidates and overseeing risk management.

2017 Committee highlights

Corporate governance

•	monitored governance trends and emerging issues

•	reviewed our governance guidelines

•	reviewed director independence and conflicts of interest

•	assessed the size, composition and mandates of the board and board committees

•	reviewed the competency and attribute matrices

•	reviewed the board’s diversity policy

•	oversaw our director education program and approved a revision to include a formal mentorship program for new directors

•	oversaw the director orientation for the new director appointed January 1, 2017

Recruitment

•	oversaw the chair selection process, including identification of selection criteria, and appointment of a new chair effective May 2018

Risk oversight

•	oversaw our risk management process and policies

Board and committee assessments

•	oversaw the performance and effectiveness assessment of the board of directors conducted by the independent third-party consultant

Governance disclosure

•	reviewed third-party governance ratings

•	reviewed governance disclosure for this management proxy circular

44 CAMECO CORPORATION

Reserves oversight committee

Catherine Gignac (chair since May 2015) Donald Deranger Jim Gowans Don Kayne Neil McMillan (ex-officio)

2017 2017 meetings attendance 4 100% The committee met separately with the leading qualified person at every meeting.
100% Independent
The committee reviewed its mandate and is satisfied that it carried out its duties and responsibilities.

Key responsibilities

The reserves oversight committee supports the board in fulfilling its oversight responsibilities regarding estimating and disclosing mineral reserves and resources.

2017 Committee highlights

Estimating mineral reserves and resources

•	confirmed our qualified persons for estimating our mineral reserves and resources

•	performed the due diligence process for the year-end reserves and resources reporting

•	reviewed management’s annual reserves and resources report and annual reconciliation of reserves to mine production and recommended them to the board for approval

•	reviewed material changes to mineral reserves and resources estimates and recommended them to the board for approval before publication and release

•	received management reports on internal controls and procedures regarding mineral reserves and resources reporting

Disclosing mineral reserves and resources

•	monitored industry standards and regulations on estimating and publishing mineral reserves and resources information, and related issues and developments through reports from management

•	received reports from the leading qualified person on the mineral reserves and resources estimates and confirmed that the information has not been restricted or unduly influenced

•	received confirmation from the leading qualified person and chief operating officer that the information is reliable and that we will publish mineral reserves and resources estimates according to securities laws and regulations that apply to us

•	received confirmation from the leading qualified person that our disclosure controls for disclosing mineral reserves and resources estimates comply with industry standards

•	reviewed the 2017 Inkai technical report

•	reviewed changes to Inkai mineral reserves and resources following the announcement of the restructuring of JV Inkai LLP

•	received presentations on McArthur River and Cigar Lake life of asset plans

•	received an update on exploration strategy

Risk oversight

•	received management presentations on enterprise risks that the committee oversees

•	received status updates on the mitigation plans pertaining to the risks that the committee oversees (including mineral reserves and resources risks and other material risks within the committee’s mandate)

2018 MANAGEMENT PROXY CIRCULAR 45

Safety, health and environment committee

Jim Gowans (chair since May 2015) Donald Deranger Catherine Gignac Don Kayne Kate Jackson (joined in May 2017) Neil McMillan (ex-officio)
2017 2017 meetings attendance 4 95%
100% Independent
The committee reviewed its mandate and is satisfied that it carried out its duties and responsibilities.

Key responsibilities

The safety, health and environment committee supports the board in fulfilling its oversight responsibilities regarding safety, health and environmental matters.

2017 Committee highlights

Overseeing and assessing policies and management systems

•	oversaw our compliance with all relevant safety, health, environment and quality (SHEQ) legislation and our SHEQ policy and programs

•	received reports on management’s benchmarking of our policies, systems and monitored processes against industry best practice

Monitoring and assessing performance

•	reviewed findings of safety, health and environment (SHE) audits, action plans and results of investigations into significant events

•	monitored the US Occupational Safety and Health Administration (OSHA) metrics and leading indicators implemented to drive continued improvements to our safety performance

•	reviewed the annual SHE budget to ensure sufficient funding for compliance

•	determined the SHEQ objectives and results for executive compensation and related impact

•	monitored trends, significant events and emerging issues through reports from management

Risk oversight

•	received management presentations on enterprise risks that the committee oversees

•	received status updates on the mitigation plans pertaining to the risks that the committee oversees (including SHE risks and other material risks within the committee’s mandate)

46 CAMECO CORPORATION

Compensation at Cameco

We compensate our directors and executives in a way that is fair, competitive and based on performance.

This section of the board’s report is based on the recommendations of the human resources and compensation committee. It gives you insight into our compensation process and the components of our program.

We have provided more information than what is required by regulators to give you a more complete understanding of our decisions.

Our compensation governance

We believe in frank and transparent disclosure.

The board oversees our compensation policies and practices and can use discretion, subject to limits on adjusting compensation upward.

Our culture encourages management to be objective in assessing its own performance and making recommendations to the board to adjust compensation when appropriate.

Management developed six compensation principles that were adopted by the board (see page 66). These principles guide all executive compensation decisions at Cameco.

Where to find it

Compensation governance	48

● Compensation risk management	49

● Independent advice	50

Director compensation	51

● Compensation discussion and analysis	51

- Approach	51

- Share ownership	51

- Fees and retainers	52

● 2017 Details	53

- Director compensation table	53

- Incentive plan awards	54

- Loans to directors	54

Executive compensation	55

● Message to shareholders	55

● Cameco compensation practices	59

● Executive compensation and strategy	60

- Compensation timeline	60

● Share performance and executive compensation	61

- CEO compensation summary	64

- CEO’s compensation lookback	65

● Compensation discussion and analysis	66

- Approach	66

- Annual decision-making process	69

- Measuring performance	70

- Compensation components	71

- 2017 Performance and compensation	78

- 2018 Compensation decisions	83

● 2017 Details	84

- Summary compensation table	84

- Incentive plan awards	86

- Equity compensation plan information	88

- Pension benefits	89

- Loans to executives	90

- Termination and change of control benefits	91

2018 MANAGEMENT PROXY CIRCULAR 47

Compensation governance

The board has ultimate responsibility for Cameco’s compensation.

The human resources and compensation committee assists the board in overseeing our human resources policies, executive compensation, succession planning, pension plans and director compensation. The committee is qualified, experienced and 100% independent. It has five members of varying tenure.

YEARS ON COMMITTEE
Ian Bruce (chair)[1]	4
Daniel Camus[1,2]	7
Don Kayne	2
Anne McLellan[2]	11
Kate Jackson[2]	1
Neil McMillan (ex-officio)	7

EXPERTISE OF COMMITTEE MEMBERS
Business and industry experience	5 of 5
Executive compensation experience (as a senior executive, managing partner or member of the compensation committee of other public companies)	5 of 5
Governance background	5 of 5
Risk oversight experience	5 of 5
Executive leadership	5 of 5

1.	Audit and finance committee members.

2.	Nominating, corporate governance and risk committee members.

Ian Bruce brings strong finance, investment banking, risk management and CEO experience to his role as committee chair. The other committee members bring strong backgrounds in finance, risk oversight, governance and executive compensation to the committee.

You can read more about the committee members in their director profiles starting on page 11.

ABOUT OUR COMPENSATION FRAMEWORK

•  We use a multi-year strategic plan to balance risk and reward.

•  We embed our corporate objectives into how we assess executive performance.

•  Compensation is directly linked to our strategy and performance.

•  We use at-risk compensation to motivate executives because the value depends on performance.

•  We have clawback and anti-hedging policies to mitigate compensation risk.

Our compensation framework is based on the following:

Balanced decision-making

•  Corporate performance is based on absolute and relative measures.

•  We use a balanced scorecard to provide a more direct line of sight to specific objectives.

Threshold performance

•  We must achieve at least a minimum threshold performance to receive incentive award payouts.

Limits on incentive pay

•  The STI and PSU plans pay out at a maximum of 200% of target if performance is exceptional. The human resources and compensation committee and board cannot use their discretion to exceed this cap.

•  We set threshold, target and maximum performance levels that require significant effort, but not excessive risk taking, to achieve performance objectives.

•  Potential payouts under the incentive plans are modest as a percentage of our revenue and income.

CCGG pay-for-performance principles

•  Our compensation philosophy and practices incorporate the compensation principles that the Canadian Coalition for Good Governance (CCGG) recommends for Canadian companies. These principles reflect pay for performance and integrate risk management functions into the company’s executive compensation philosophy and structure.

48 CAMECO CORPORATION

Compensation risk management

Compensation risk is addressed by the human resources and compensation committee each year (see page 43 for the committee’s 2017 highlights).

Our compensation program:

•	is designed to encourage the right management behaviours
•	uses a broad-based approach to assess performance (balanced scorecard)
•	recognizes appropriate risk-taking
•	avoids excessive payouts to executives and employees.

The human resources and compensation committee works with management and the safety, health and environment committee to set corporate objectives for all incentive plans.

The committee stress tests different performance scenarios and back tests previous performance and compensation decisions to make sure decisions and outcomes are appropriate.

Meridian Compensation Partners (Meridian), the human resources and compensation committee’s independent consultant, reviews Cameco’s compensation program annually. We review nine key areas of our compensation programs on a regular basis:

•	compensation principles
•	comparator groups
•	positioning of target compensation
•	pay mix
•	incentive plan design
•	performance measures
•	share ownership
•	plan governance and risk mitigation
•	supplemental executive pension program.

Clawback policy

All named executives are subject to a clawback policy that applies to compensation received after January 1, 2013. Our previous policy (in effect since 2003) applies to incentive compensation awarded to the CEO and CFO prior to 2013.

The policy covers incentive compensation, including any annual bonus, performance share units, restricted share units and stock options granted or received. It allows us to recoup the incentive compensation of the executive at fault if all three of the following events occur:

•	we make an accounting restatement if there is a material non-compliance with financial reporting requirements under securities laws
•	an executive had engaged in gross negligence, intentional misconduct or fraud which caused or significantly contributed to the restatement
•	the executive was overcompensated as a result of the restatement.

If these three events occur, the board and the human resources and compensation committee will decide how the policy will apply. If an executive is at fault, we recoup the amount of the incentive compensation granted during or for the years subject to the restatement that exceeds the compensation that would have been computed based on the restated results.

Share ownership

Our share ownership guidelines require executives to hold their current shares and to purchase additional shares with their after-tax proceeds from redeeming or exercising equity awards until they have met their target ownership levels (see page 68 for share ownership details).

2018 MANAGEMENT PROXY CIRCULAR 49

Anti-hedging

We prohibit directors, officers and employees from using hedging strategies to offset a decrease in market value of our shares or the market value of equity awards granted as compensation.

Our trading guidelines prohibit:

•	trading while in possession of confidential material information
•	tipping of confidential information to anyone
•	speculative trading in or hedging of Cameco securities or related financial instruments
•	holding Cameco securities in margin accounts
•	fraudulent trading or market manipulation respecting Cameco securities.

Equity compensation

Long-term incentive awards are allocated 60% to PSUs and 40% to stock options, and their value is not guaranteed. Performance under the PSU plan is based on a combination of absolute and relative measures over a three-year period – relative TSR, which has a 40% weighting, relative average realized uranium price, and tier-one production. The ultimate value of the stock options is determined by our share price at the time of exercise.

All stock options granted since 2010 are currently out-of-the-money.

Independent advice

The board and board committees retain independent consultants as appropriate to assist them in carrying out their duties and responsibilities. Meridian serves as the human resources and compensation committee’s independent consultant, and Mercer is management’s consultant.

Committee’s consultant

The committee considers the independence of its compensation advisor, and reviews all fees and the terms of consulting services provided by the independent consultant. The committee considers recommendations provided by its compensation consultant and management along with other information, and is ultimately responsible for its own decisions.

The table below shows the fees paid to the independent consultant in 2016 and 2017. Meridian did not provide any services to management in either year.

	2017	2016
Meridian Compensation Partners
Executive compensation-related fees	$64,498	$130,325
All other fees	–	–
Percent of work provided to the committee	100%	100%

Meridian provided a broad range of services in 2017:

•	reviewed the comparator group
•	updated the compensation risk review
•	provided two education sessions for the committee on compensation and governance trends
•	reviewed our 2017 performance against targets
•	conducted a review of our executive compensation program, performance measures, and STI and PSU plan objectives
•	completed a pay-for-performance assessment
•	conducted an in-depth review of the compensation discussion and analysis (CD&A)
•	consulted on numerous compensation governance matters, including clawbacks, proxy advisor positions, realized and realizable pay disclosure and ISS pay-for-performance modeling.

The committee reviewed Meridian’s report on independence as contemplated by the NYSE rules, is satisfied with the report, and also determined that Meridian is independent.

50 CAMECO CORPORATION

Director compensation

Compensation discussion and analysis

1. Approach

We have three goals:

•	Recruit and retain qualified individuals to serve as members of our board and contribute to our overall success.
•	Align the interests of our board and shareholders by requiring directors to own shares or share equivalents (by receiving at least 60% of their annual retainer in deferred share units (DSUs) until they meet our share ownership guidelines).
•	Pay competitively by positioning compensation at the median of director compensation paid by companies that are similar in nature and scope of operations and comparable in size.

2. Share ownership

We introduced share ownership guidelines for non-executive directors in 2003 to more closely align their interests with those of our shareholders. The guidelines are also set to align closely with market practice. Directors must build their ownership of Cameco shares or DSUs and ultimately hold at least three times their annual retainer. A DSU is a notional share that has the same value as one Cameco common share. DSUs earn additional units as dividend equivalents at the same rate as dividends paid on our common shares. DSUs are paid out to directors in cash after they retire from the board.

The human resources and compensation committee regularly reviews the share ownership guidelines and compares our director share ownership levels to our comparator group of companies. The committee also reviews any situation where a director is not in compliance for meeting the ownership requirement or maintaining the minimum ownership level, and recommends a course of action to the board. The board has the discretion to decide what action, if any, should be taken.

As of December 31, 2017, directors held $5,259,108 worth of DSUs (representing approximately 453,000 common shares) based on the year-end closing price of Cameco shares on the TSX of $11.61. The dollar value of our share ownership requirement is among the highest in our comparator group. The board chair has a higher ownership requirement than other directors because of the higher retainer to reflect the scope of responsibilities. A director who is appointed as board chair has an additional three years to meet the higher target.

We assess compliance annually, and value shares and DSUs at the price at which they were acquired or the year-end closing price of Cameco’s shares on the TSX, whichever is higher. As of December 31, 2017, all of the nominated directors are in compliance with the guidelines. They either hold the minimum ownership requirement, or have time remaining to meet the requirements. See the director profiles beginning on page 11 for details about each director’s share ownership.

A director who has not met the share ownership guidelines must receive at least 60% of his or her annual retainer in DSUs. A director who has met the guidelines can receive all of the retainer and fees in cash, or a portion in cash and the balance in DSUs in increments of 25%, which is decided before the beginning of each fiscal year. The director compensation table on the next page shows the percentage of annual retainer paid in DSUs for each director.

Directors must maintain their share ownership once they meet the guidelines. The shares and DSUs are valued on an ongoing basis using the closing price of our shares on the TSX, or the acquisition value, whichever is higher. Directors who elect to receive all of their compensation in cash continue to increase their share ownership through dividend equivalents paid in DSUs.

2018 MANAGEMENT PROXY CIRCULAR 51

3. Fees and retainers

In 2017, we moved to a flat fee retainer for director compensation to align with market practice and to recognize our directors’ ongoing commitment of time and attention to their board and committee responsibilities throughout the year, rather than only the time to prepare for and attend meetings. The flat fee structure also recognizes the increased scope of responsibilities for certain committees.

The new program caps director compensation and is easier to administer. Director compensation consists of the following:

•	an annual board retainer (higher retainer for the non-executive chair of the board)
•	an annual committee chair retainer (higher retainer for human resources and compensation and audit and finance committee chairs)
•	an annual committee retainer for members of the human resources and compensation and audit and finance committees
•	an additional retainer for members of more than two committees
•	a travel fee (per trip).

Share ownership guidelines were changed from four times to three times the annual retainer to reflect the move to a flat fee retainer.

The non-executive chair does not receive any committee-related retainers and directors who are employees of Cameco, such as Tim Gitzel, do not receive director compensation. We pay for reasonable travel and out-of-pocket expenses relating to directors’ duties.

The table below shows the new fee schedule that went into effect on January 1, 2017. The intent was to capture the same pay a director would have received in 2016, and not to increase director compensation. Fees are paid in Canadian dollars, except the travel fee which is paid in US dollars as shown below. Prior to January 1, 2017, non-Canadian directors were paid in US dollars.

ANNUAL RETAINER
Non-executive chair of the board	$375,000
Other non-executive directors	$200,000
COMMITTEE CHAIR RETAINERS
Audit and finance committee	$20,000
Human resources and compensation committee	$20,000
Other committees	$11,000
COMMITTEE RETAINERS
Audit and finance committee members	$5,000
Human resources and compensation committee members	$5,000
A member of more than two committees (per additional committee)	$5,000
TRAVEL FEES (PER TRIP)
Over 1,000 km within Canada	$1,700
From the US	$1,700 (US)
From outside North America	$2,700 (US)

52 CAMECO CORPORATION

2017 Details

Director compensation table

The table below shows fees earned by each non-executive director in 2017, based on the new fee schedule and their committee memberships.

Tim Gitzel does not receive any director compensation because he is compensated in his role as president and CEO (see the summary compensation table on page 84). Neil McMillan is our non-executive chair of the board and his board retainer reflects the fees paid to him in this capacity.

	ANNUAL RETAINER	OTHER RETAINERS			TRAVEL FEE	TOTAL PAID	% OF ANNUAL RETAINER PAID IN DSUS
NAME	BOARD	COMMITTEE MEMBER		COMMITTEE CHAIR
Ian Bruce	$200,000	$10,000		$20,000	–	$230,000	50%
Daniel Camus	$200,000	$15,000		–	$12,182	$227,182	50%
John Clappison	$200,000	$5,000		$20,000	$8,500	$233,500	25%
Donald Deranger	$200,000	–		–	–	$200,000	50%
Catherine Gignac	$200,000	$10,000		$11,000	$8,500	$229,500	60%
Jim Gowans	$200,000	$5,000		$11,000	$6,800	$222,800	–
Kathryn Jackson	$200,000	$6,401	[1]	–	$8,765	$215,166	60%
Don Kayne	$200,000	$10,000		–	$6,800	$216,800	100%
Anne McLellan	$200,000	$5,000		$11,000	–	$216,000	25%
Neil McMillan	$375,000	–		–	–	$375,000	–
Total	$2,175,000	$66,401		$73,000	$51,547	$2,365,948	–
1.	Membership on three committees began in May 2017.

Travel fees paid in US dollars have been converted to Canadian dollars for reporting purposes at the following exchange rates:

	MARCH 21, 2017	JUNE 27, 2017	SEPTEMBER 19, 2017	DECEMBER 21, 2017
$1 (US)	$1.3359 (Cdn)	$1.3188 (Cdn)	$1.2277 (Cdn)	$1.2734 (Cdn)

2018 MANAGEMENT PROXY CIRCULAR 53

Incentive plan awards – DSUs

The next table shows what each non-executive director earned in DSUs in 2017. We have combined information from two mandatory tables: Incentive plan awards – Value vested or earned during the year and Outstanding share-based and option-based awards into the table below.

Directors received their retainer and fees in cash and DSUs:

•	Share-based awards – Value vested during the year is the amount of DSUs that the directors received in 2017, valued as of the grant dates. It includes all of the DSUs that vested as of the grant date and DSUs granted as dividend equivalents in 2017.
•	Share-based awards – Market or payout value of vested share-based awards not paid out or distributed are all of the directors’ DSUs that have vested. DSUs are not paid out until the director resigns or retires from the board. The DSUs were valued at the closing price of Cameco shares on the TSX on December 29, 2017 of $11.61.

NAME	SHARE-BASED AWARDS
	VALUE VESTED DURING THE YEAR	MARKET OR PAYOUT VALUE OF VESTED SHARE-BASED AWARDS NOT PAID OUT OR DISTRIBUTED
Ian Bruce	$125,934	$446,357
Daniel Camus	$135,794	$838,559
John Clappison	$73,846	$572,865
Donald Deranger	$115,432	$594,964
Catherine Gignac	$127,217	$319,370
Jim Gowans	$19,876	$693,922
Kathryn Jackson	$121,306	$113,004
Don Kayne	$224,264	$382,378
Anne McLellan	$67,683	$508,066
Neil McMillan	$22,617	$789,623
Total	$1,033,969	$5,259,108

See the director profiles starting on page 11 for the number of Cameco shares and DSUs held by each director.

Incentive plan awards – options

We stopped granting options to directors in 2003. None of the directors have any outstanding options.

Loans to directors

As of March 9, 2018, we and our subsidiaries had no loans outstanding to any current or former directors, except routine indebtedness as defined under Canadian securities laws.

54 CAMECO CORPORATION

    Executive compensation

Cameco is committed to maintaining the transparency of our executive compensation program.

The following message by the chair of the human resources and compensation committee highlights key aspects of our executive compensation program. A more detailed discussion follows in the compensation discussion and analysis (CD&A) beginning on page 66.

Message to shareholders1

Dear fellow shareholder,

As the chair of the human resources and compensation committee, I am pleased to provide an update on the committee’s priorities in 2017 and our decisions about executive pay.

A carefully designed compensation program

Cameco’s compensation program is designed to attract, retain and motivate the executive team, pay for performance and drive shareholder value. The majority of executive pay is variable, or at-risk, and is linked to the execution of Cameco’s strategy and business plan. At-risk pay is not guaranteed and the value that is ultimately realized is based on Cameco’s performance against key financial and non-financial measures as well as share price performance. At-risk pay accounts for 83% of the CEO’s total target compensation and an average of 75% for the other named executives.

We use market median as a guide to set total target direct compensation and consider many factors, including the executive’s experience in the role, scope of responsibilities, market competitiveness, internal equity, business and strategic priorities, and retention.

Our main priority is to make sure compensation is competitive, fair and supports the achievement of Cameco’s business plan and strategy. This is not an easy task in the difficult market conditions the uranium industry has faced since the Fukushima nuclear incident in March 2011. The average uranium spot price has decreased nearly 70% since then, while the long-term uranium price has decreased 50%. This makes setting performance targets challenging, erodes the value of long term incentives, and makes it challenging to pay executives for the operational results they achieve while aligning payouts with movement in our share price. We set our 2017 earnings target lower than our 2016 actual earnings to reflect the challenges in our business. This target was set with rigorous stretch, as evidenced by performance that was below threshold.

Pay for performance

Corporate performance remains the most significant factor affecting the board’s decisions about pay for Cameco’s CEO and other senior officers.

Short-term incentive

The short-term incentive is a cash bonus that is tied to performance against annual targets for financial, safety, environment and sustainability targets. Together, these targets make up a balanced scorecard that rewards performance which contributes to long-term, sustainable shareholder value (see page 79).

Long-term incentive

The long-term incentive is equity based and allocated 60% as performance share units (PSUs) and 40% as stock options. The heavier weighting on PSUs aligns more closely with shareholder interests because it puts more emphasis on performance-based vesting and PSUs, unlike options, do not result in shareholder dilution.

The payout of PSUs is tied to absolute and relative performance measures over a three year period: uranium price achieved relative to prices realized by competitors, all-in sustaining cash costs for the Saskatchewan tier-one operations, and relative total shareholder return (TSR) (see page 81). Relative TSR is weighted 40% in the PSU plan because of its importance to shareholders.

1.	This message to shareholders contains forward looking information and is based upon the assumptions and subject to the material risks described at pages 2 and 3 of our 2017 annual management’s discussion and analysis. Actual outcomes for future periods may be significantly different.

2018 MANAGEMENT PROXY CIRCULAR 55

We do not have a group of uranium companies against which we can measure our relative performance. Accordingly, we measure our relative performance within the uranium industry based on realized uranium sales price and measure our relative share price performance against the TSX 60, as an index of leading companies, which represent our competitors for shareholder capital. All-in sustaining cash costs reflects our significant operational and strategic focus on cost reduction in the current low uranium price environment.

2017 Corporate performance

While tough market conditions in 2017 had a negative impact on earnings, Cameco generated strong cash flow and performance against environmental and community support measures. Cameco exceeded its target for cash from operations2 through additional sales, deferral of purchases and lower all-in sustaining cash costs. Adjusted net earnings3 were below threshold because of continued weakness in uranium prices. The average uranium spot price fell 9% in 2017, while the long-term uranium price dropped 10%.

In 2017, Cameco acted decisively to position the company to deliver improved shareholder value, and implemented a plan to conserve cash, mobilize inventory and sustain profitability in a difficult market environment.

Cameco strengthened its core uranium business in 2017. The Cigar Lake operation successfully ramped up to full production. Major changes were implemented at Cameco’s mining operations, resulting in significant savings in capital and operating costs, and the agreement to restructure and enhance Joint Venture Inkai (JV Inkai) was finalized in 2017 and implemented at the beginning of 2018.

Safety performance was also strong in 2017 with several operations reaching significant safety milestones including the Blind River Refinery and the Crow Butte operation passing 11 and 10 years respectively without a lost-time incident. The Port Hope Conversion Facility, Cameco Fuel Manufacturing and Key Lake also made significant improvements in their safety performance over the prior year. While the improvements in performance over the previous several years have been sustained, further improvements have become more difficult to achieve. The challenge is evident by the miss of the 2017 total recordable incident rate (TRIR) target.

The 2017 targets for environmental performance were based on mitigating specific risks in each area of the operations. Cameco’s overall performance met these targets and marked another year without a significant environmental incident at its operations.

Gaining the trust and support of communities, indigenous people and governments is necessary to sustain our business. With market conditions dictating reduced capital spending, there were limited opportunities for preferred northern contractors, yet Cameco procured over $170 million from locally owned northern Saskatchewan companies (80% of our total spend) in 2017. The company also employed 954 northern Saskatchewan residents (603 Cameco employees, 351 contractors) and signed a Collaboration Agreement with the Lac La Ronge Indian Band.

Overall, Cameco remains focused and operationally very strong in a tough market. The result is a 2017 corporate performance score of 95% for the short-term incentive plan (see page 79).

The 2015 PSU awards vested on December 31, 2017 and paid out on March 2, 2018 at 38.6% of their original grant value based on Cameco’s strong operational performance but tempered by the decline in Cameco’s share price as a result of the general decline in uranium prices over the period, highlighting the link between pay and performance.

2017 Compensation decisions

CEO compensation

CEO compensation is based on the achievement of annual corporate objectives, successful implementation of the corporate strategy and overall corporate performance. Tim Gitzel’s total direct compensation in 2017 was $6.0 million, slightly higher than 2016 due to the corporate performance score mentioned above at 95% for 2017 compared to 52% for 2016. This reflects solid operating performance in a difficult market as assessed by the committee.

Tim’s base salary was unchanged in 2017. His 2017 STI award was $1,292,000, reflecting the corporate performance score of 95% and Tim’s very strong individual performance. Under his leadership, Cameco has implemented a plan to preserve shareholder value and position the company for long-term success. Tim also received a 2017 long-term incentive award, which was granted at target to motivate strong future performance.

2 Cash from operations after working capital changes.

3 Adjusted net earnings is a non-IFRS measure as described in our 2017 MD&A and excludes the impact of various items as detailed in note 1 on page 79.

56 CAMECO CORPORATION

CEO three-year lookback

Since the accident at Fukushima seven years ago, the industry has faced considerable market challenges. Over the last three years, Tim has led Cameco’s drive to reduce supply, manage its sales portfolio to optimize value, and significantly reduce costs in a challenging environment.

Over the last three years, Cameco:

•	announced the temporary suspension of production at McArthur River/Key Lake beginning in 2018
•	successfully ramped up to full production at the Cigar Lake operation
•	implemented significant changes at the mining operations, which resulted in savings in capital and operating costs
•	restructured JV Inkai to secure access to a large, low-cost production source through 2045.

The CEO’s three-year average realized and realizable pay at the end of 2017 was $3.5 million, 43% (almost $2.6 million) less than the three-year average of his reported compensation in the summary compensation table (you can read more about the CEO’s compensation beginning on page 64). The average uranium spot price fell by 40% during this period from $37.00 (US) per pound at the beginning of 2015, to $22.32 (US) at the end of 2017.

The graph below shows the link between pay and performance and compares Cameco’s TSR performance to the CEO’s three-year average reported compensation and the CEO’s three-year average realized and realizable compensation. The three-year average reported compensation includes equity-based compensation at grant date values and the three-year average realized and realizable compensation includes the estimated value of the equity-based compensation based on actual performance and share price as of December 29, 2017.

Succession planning

Succession planning is one of the board’s key responsibilities. The committee oversees succession planning for effective development of leadership talent and orderly transition to officer roles as required, including appropriate compensation.

On June 30, 2017, Bob Steane retired after 34 years with Cameco and was succeeded by Brian Reilly as senior vice-president and chief operating officer. Brian was previously vice-president, mining, technology and projects and joined Cameco in 2011 as managing director of Cameco Australia Pty. Ltd., a wholly-owned subsidiary overseeing development of two mine projects and an extensive exploration program.

Looking ahead to 2018

Until we see a shift in uranium prices from increased demand from restarts and new reactors and reduced supply through curtailments and lack of investment, Cameco continues to take steps to shield the company from near-term risks and reward shareholders for their continued patience and support of our strategy to build long-term value.

2018 MANAGEMENT PROXY CIRCULAR 57

Cameco expects to remain focused on cash flow and cost management in 2018. Total 2018 capital expenditures for uranium and fuel services are expected to be about 37% lower than in 2017. This is mainly due to the temporary suspension of operations at McArthur River and Key Lake and the restructuring of JV Inkai.

Although reducing operations has a short-term cost, taking this step better positions Cameco to manage risk and preserve tier-one assets for production in a market that values them appropriately. Cameco’s strategy is to continue to pursue profitable production while respecting the health and safety of people and the environment. Cameco will continue to optimize its mix of production, inventory and purchases to meet our contractual commitments and return the best value possible for shareholders.

Targets for the 2018 short-term and long-term incentive awards continue to align with the strategy and focus on:

•	delivering adjusted net earnings and cash flow in a tough market environment
•	optimizing costs at the Saskatchewan uranium operations, which make up 85% of the company’s uranium production
•	achieving higher uranium sales prices than its competitors
•	keeping people safe
•	protecting the environment
•	maintaining the support of communities near Cameco’s operations
•	achieving shareholder returns higher than the TSX 60 Index.

CEO Tim Gitzel has demonstrated strong leadership by positioning Cameco to operate profitably if uranium spot and long-term prices remain low for longer, while maintaining upward leverage for when the market recovers.

Considering the solid operating performance Cameco achieved in a challenging market environment, there is sound rationale to support measured salary increases for 2018. However, consistent with Cameco’s continuing focus on cost containment, the CEO recommended no salary increases.

The committee, board and management also continue to be mindful of Cameco’s share price.

The compensation timeline on page 60 gives more context to the compensation decisions described above. See also page 61 for a discussion of the trend in share performance and total compensation awarded to the named executives over the past five years.

Thank you for your support

The human resources and compensation committee oversees all compensation matters in the best interests of Cameco and its shareholders. We firmly believe in the importance of linking executive pay to the execution of Cameco’s business plan and strategy, aligning the interests of executives and shareholders and building value for shareholders over the long term. We continue to monitor developments in executive compensation and best practices to make sure our compensation program and decisions are appropriate and that we mitigate compensation risk.

This year shareholders will again have the opportunity to participate in our advisory vote on our approach to executive compensation. We have held the advisory vote every year since we introduced ‘say on pay’ in 2010, and appreciate the consistently strong support we have received from shareholders. Last year we received over 88% approval and look forward to receiving your feedback this year.

As a Cameco shareholder for many years, I remain confident in the company’s future prospects. It has been a privilege to serve as the committee chair. I look forward to continuing to serve Cameco in my new role as chair of the board following this year’s annual meeting.

Sincerely,

Ian Bruce

Chair

Human resources and compensation committee

58 CAMECO CORPORATION

Cameco compensation practices

The human resources and compensation committee ensures our executive compensation program is competitive, based on sound decision-making, pays for performance, motivates and attracts talent, and focuses on creating shareholder value.

WHAT WE DO

Pay for performance – 83% of the compensation for the CEO is at-risk pay – it is variable, contingent on performance and not guaranteed	✓

Share ownership – we require our executives to own shares or other equity in Cameco, and to obtain additional shares using the proceeds from redeeming or exercising vested equity awards until they have met their target ownership

✓
Performance based vesting – 60% of the long-term incentive vests at the end of three years based on our absolute performance, relative TSR and relative average realized uranium price	✓
Benchmarking – we benchmark executive compensation against a size and industry appropriate comparator group and target compensation to the median of the group	✓

Caps on incentive payouts – our STI and PSU plans cap payouts at a maximum of 200% of target for exceptional performance. The human resources and compensation committee and the board cannot exceed this cap

✓

Stress testing and back testing – we stress test different scenarios to assess appropriateness of pay and avoid excess risk-taking, and the committee looks back at long-term incentive awards previously granted when granting new awards

✓
Clawbacks – our clawback policy applies to all executives and all incentive compensation awarded	✓
Anti-hedging – directors, executives and other employees are prohibited from hedging their shares or equity-based compensation	✓
Independent advice – the committee receives compensation advice from an independent advisor	✓

Realized and realizable pay – the value ultimately realized from a long-term incentive award can be significantly different from the grant value. Share price is only one factor that affects the payout value

✓
Modest benefits and perquisites – these are market competitive and represent a small part of total compensation	✓
Employment agreements – employment agreements with the named executives protect specialized knowledge, contacts and connections obtained while at Cameco	✓
Double trigger – the severance provisions in our executive employment agreements and our LTI plans have double triggers in the event of a change of control	✓
WHAT WE DON’T DO
No repricing of stock options	x
No tax gross-ups	x
No excessive severance obligations	x
No bonus amounts or value of equity awards included in pension calculations	x

See Compensation governance on page 48 and the CD&A beginning on page 66 for more information.

2018 MANAGEMENT PROXY CIRCULAR 59

Executive compensation and strategy

Cameco’s strategy is to focus on our tier-one assets, and to profitably produce at a pace aligned with market signals to preserve the value of those assets and increase long-term shareholder value. The board plays a key role in our strategy, and works directly with management in developing the strategic plan. Management focuses primarily on taking advantage of the long-term growth we see coming in our industry, while maintaining the ability to respond to market conditions as they evolve. The board oversees risk and the execution of the corporate strategy, and challenges management on their progress.

We establish corporate objectives to achieve our strategic plan and our executive compensation program is directly aligned with the strategic plan:

•	measures within these objectives form the basis of the compensable targets under the short-term incentive plan
•	performance share units (PSUs) measure absolute and relative performance over a three-year period. The value realized is based on share performance and outcomes against targets based on our long-term strategic goals: relative TSR, relative uranium price and all-in sustaining cash costs.

Compensation timeline

The chart below shows the different components that make up total direct compensation for our executives. Our short-term incentive plan offers the potential for executives to earn a cash bonus based on their success in achieving pre-established corporate and individual performance targets for the year.

Long-term incentives include a PSU plan and stock option plan, which have different terms for vesting and payouts. These incentive plans focus management on the importance of future value and drive corporate performance over the longer term.

Performance-based vesting and share price fluctuation can have a dramatic impact on the realized and realizable value of equity-based compensation. The named executives realized 38.6% of the grant value of the 2015 PSU awards that vested at the end of 2017 (see pages 80 through 82). All stock option awards that the named executives are holding are currently out-of-the-money (the exercise prices are higher than the December 29, 2017 share price).

60 CAMECO CORPORATION

Share performance and executive compensation

The graph below compares our TSR to the S&P/TSX Composite Total Return Index, S&P/TSX 60 Total Return Index and S&P/TSX Global Mining Index for the past five years, assuming an initial $100 investment at the end of 2012 and reinvestment of dividends over the period.

The graph also compares our TSR to the named executives’ average compensation and shows the correlation between our share price performance and realized and estimated realizable compensation.

•	The three-year average reported compensation reflects the average compensation from the summary compensation table in our previous management proxy circulars. Where there were changes in named executives, we used the incumbents in place at the end of the year.

•	The three-year average realized and estimated realizable compensation is a point-in-time look at the average value of compensation at the end of each three-year period taking into account the effect that share price movement has on the value of long-term equity-based awards.

•	The decreased 2017 average realized and estimated realizable compensation over 2016 reflects lower long-term incentive payouts since 2015, and a lower 2016 short-term incentive payout, which aligns with a decrease in Cameco share price. As well, our COO retired mid-2017 following 34 years with Cameco, and his replacement, Brian Reilly, currently receives lower overall compensation reflecting his tenure in the role. Mr. Reilly’s 2017 compensation includes that of his previous roles held with the Cameco group of companies during the year.

•	We believe the method of determining an average value of compensation at the end of each three-year period provides a reasonable reflection of long-term compensation as PSUs pay out after three years and options vest over three years.

2018 MANAGEMENT PROXY CIRCULAR 61

Market context

Like other commodities, the uranium industry is cyclical and the low level of contracting at low prices that we are seeing today is not new. When prices are low, there is no urgency to contract. When heavy contracting took place during the previous price run, which drove investment in higher-cost sources of production, it contributed to the perception that uranium is abundant and always will be. History demonstrates that the opposite tends to occur when prices rise. After years of low investment in supply, as has been the case so far this decade, security of supply tends to overtake price concerns at some point, and utilities re-enter the long-term market to ensure they have the reliable supply of uranium they need to run their reactors.

There have been three significant events that have changed sentiment in the market and impacted uranium prices in the past two decades. The first was a supply event in 2006 when our Cigar Lake project flooded, putting at risk 18 million pounds a year of future supply from the market. The second event was a demand shock in 2010 as Chinese utilities entered the market in a sizeable way, signing long-term uranium contracts with multiple suppliers to fuel their growing nuclear reactor fleet. The third change in sentiment came in March 2011, when the events at the Fukushima nuclear power plants in Japan halted and reversed the upward price trend. Uranium prices fell, as did the share prices of companies involved in uranium exploration, development and production. As Japan idled its reactor fleet and acceptance of nuclear declined in certain countries, the uranium market entered a period of fundamental over-supply.

Market recovery has taken longer than originally anticipated as a result of a slower than expected pace of reactor restarts in Japan, unexpected reactor shutdowns in other regions, and delays in reactor construction programs, and all the while supply has continued to perform well. In 2017, the spot price continued to weaken and fell approximately 15% from 2016, ending the year at $21.78 (US) per pound. The long-term price dropped approximately 18% in 2017, ending the year at $31.92 (US) per pound.

62 CAMECO CORPORATION

We believe that our share price does not reflect the strength of our core business, as outside factors, including uranium market challenges, global economic uncertainty, geopolitical risk or the attractiveness of other commodity investments also influence share price. In addition, we believe that the uncertainty around our dispute with the Canada Revenue Agency has also had an impact on our share price.

Although we cannot control the pace of the uranium market recovery, we can and will continue to take action on things we can control, including:

•	preserving the value of our tier-one assets

•	restructuring our organization for efficiency

•	managing our production, inventory and purchases with strong discipline

•	protecting and extending the value of our contract portfolio

•	maximizing cash flow while maintaining our investment-grade rating

•	positioning the company to manage risk and deliver long-term value.

2018 MANAGEMENT PROXY CIRCULAR 63

CEO compensation summary

Tim Gitzel

President and CEO

The term ‘realized and realizable’ compensation in our disclosure refers to the sum of:

1)  compensation actually received; and

2)  an estimate of compensation a named executive would be entitled to receive at a given point in time under Cameco’s long-term incentive program.

For the purpose of calculating realized and realizable

value for named executives in this circular, the point in time we use is December 29, 2017.

Tim Gitzel became president and CEO of Cameco on July 1, 2011.

Tim joined Cameco in January 2007 as senior vice-president and COO and was appointed president in May 2010. He has more than 20 years of senior management experience with Canadian and international uranium mining companies.

2017 pay mix (actual compensation)

2017 base salary and short-term incentive

Tim’s total cash compensation in 2017 was $2,317,000, including:

•   base salary of $1,025,000

•   a cash bonus of $1,292,000, which was 105% of his target award.

Our short-term incentive plan for 2017 (based on five objectives) scored 95% of target.

The CEO’s payout on individual performance was assessed above his target as a result of his strong leadership, significant performance results (including cost savings) and strategic change initiatives made during 2017. Some of the 2017 cost savings included lowering average unit cost of sales by 13 percent, lowering direct administration costs by 23 percent, lowering exploration costs by 30 percent, and lowering capital expenditures by 34 percent from 2016.

Long-term (equity-based) incentives

As president and CEO, Tim receives over 60% of his compensation on a deferred basis as long-term incentives. This is at-risk, equity-based compensation – if our share price increases, so will the value Tim receives when the long-term incentives vest.

The table below shows the grant and current realized and realizable value of long-term incentives awarded to Tim from 2015 to 2017. The 2015 PSUs vested on December 31, 2017 with a realized value of $753,377. His options currently have zero realizable value as the exercise prices of all awards granted between 2015 and 2017 are higher than our share price on December 31, 2017.

The total realized and realizable value of Tim’s long-term incentive compensation is 38% of the total grant value, highlighting the link between pay and performance.

To illustrate the nature of the long-term incentives, we are using a three-year period to provide a reasonable reflection of long-term compensation as PSUs pay out after three years and options vest over three years.

•  PSUs and options (at grant) – amount represents the total grant value of the PSUs and options granted in 2015 through 2017 as set out in the summary compensation table on page 84.

•  PSUs (realized and realizable value) – amount Tim received on PSUs granted to him in 2015 and paid in early 2018 plus estimated amounts for PSUs granted to him in 2016 and 2017. The realizable value of PSUs granted in 2016 and 2017 have been estimated based on target vesting and the closing price of Cameco shares on December 29, 2017 of $11.61.

•  Options (current value) – includes the value of in-the-money options granted in 2015, 2016 and 2017. The value of the options granted to Tim in this period are based on the closing price of Cameco shares on the TSX on December 29, 2017. The realized and realizable value is zero because none of the options are in-the-money.

64 CAMECO CORPORATION

CEO compensation lookback

The following table takes a closer look at Tim’s compensation over the past three years. It shows the value of his three-year average compensation and his compensation as disclosed in the summary compensation table in each of the past three years compared to the realized and realizable value.

His realized and realizable value is lower than the grant value disclosed in the summary compensation table, demonstrating the alignment between our compensation program and performance. Cameco has had solid financial, production and safety results in this three-year period. TSR was below target in two of the three years. Realized and realizable compensation is lower when all performance measures do not show positive results.

TIM GITZEL’S COMPENSATION (2015 TO 2017 AND THREE-YEAR AVERAGE)
	Three-year average	2017	2016	2015

CEO three-year average
compensation

The charts below show the impact of
at-risk pay and the effect that
performance and share price have on
realized and realizable pay. There is a
difference of -42% between the
average grant value and the average
year-end value.

Base salary	$1,028,427	$1,025,000	$1,025,000	$1,035,282
Annual incentive pay	$1,075,667	$1,292,000	$851,000	$1,084,000
PSUs awarded and paid out	$946,702	$753,377	$558,837	$1,527,893
Options exercised	–	–	–	–
Realized compensation subtotal	$3,050,796	$3,070,377	$2,434,837	$3,647,175
PSUs outstanding		–	–	–
Options granted and outstanding		–	–	–
Pension	$420,233	$302,900	$409,200	$548,600
Realizable compensation subtotal	$420,233	$302,900	$409,200	$548,600
TOTAL REALIZED AND REALIZABLE COMPENSATION (based on 2017 year-end value)	$3,471,029	$3,373,277	$2,844,037	$4,195,775
TOTAL COMPENSATION AS REPORTED IN THE SUMMARY COMPENSATION TABLE (based on grant date values)	$6,033,302	$6,258,425	$5,924,134	$5,917,347

•  Base salary – This reflects the actual pay for the year and was greater in 2015 because there were 27 pay periods in 2015 versus the usual 26 pay periods. Tim received a 6.8% salary increase in 2015, a 2.5% salary increase in 2016 and no salary increase in 2017.

•  Annual incentive pay – STI bonus amounts paid each year.

•  PSUs awarded and paid out – amounts paid out on PSUs awarded in 2013, 2014 and 2015 that vested in 2015, 2016 and 2017.

•  Options exercised – amount earned from options exercised from 2015 to 2017. Tim did not exercise any stock options in 2015, 2016 or 2017.

•  PSUs outstanding – for the purpose of the CEO compensation lookback, the outstanding PSUs granted in 2016 and 2017 have been given no value because they are performance-based awards that have not vested and may have a zero payout value when they vest.

•  Options granted and outstanding – amount that could be earned upon exercise of options that were granted from 2015 to 2017 based on the closing price of Cameco common shares on the TSX on December 29, 2017 of $11.61. No options granted between 2015 and 2017 are in-the-money.

•  Pension – pension values reported for 2015, 2016 and 2017 in the summary compensation table.

The next table looks back at CEO compensation during Tim’s tenure as disclosed in prior circulars, and also compares the CEO’s compensation to the value earned by shareholders over the same period. We have indexed these values at $100 invested on January 1, 2012 to provide a meaningful comparison.

	SUMMARY COMPENSATION TABLE AWARD	THREE-YEAR AVERAGE REALIZED AND ESTIMATED REALIZABLE COMPENSATION AS AT DECEMBER 31, 2017[1]	PERIOD	VALUE OF $100 INVESTED ON JANUARY 1, 2012
				CEO	SHAREHOLDER
2017	$6,258,425	$2,775,453	Jan 1, 2015 to Dec 31, 2017	$44	$66
2016	$5,924,134	$2,876,508	Jan 1, 2014 to Dec 31, 2016	$49	$78
2015	$5,917,347	$3,093,626	Jan 1, 2013 to Dec 31, 2015	$52	$92
2014	$5,099,097	$2,757,473	Jan 1, 2012 to Dec 31, 2014	$54	$101
2013	$4,720,325	$2,770,902	Jan 1, 2011 to Dec 31, 2013	$59	$115
2012	$4,772,534	$3,023,578	Jan 1, 2010 to Dec 31, 2012	$63	$100
			Average	$54	$92

1.	The current year amount differs from the three-year average above because this number is calculated on a three-year rolling period. The 2012 amount includes compensation awarded to Jerry Grandey who was the CEO until June 30, 2011.Tim Gitzel became president and CEO on July 1, 2011.

2018 MANAGEMENT PROXY CIRCULAR 65

Executive compensation

Compensation discussion and analysis

1. Approach

Our executive compensation program is based on strong principles, a disciplined process and thorough research and analysis.

Our program has three goals:

  1.  Attract, retain and motivate executives, who are operating in a highly-demanding, complex and competitive global business environment.

  2.  Establish a clear link between corporate performance and executive pay.

  3.  Motivate executives to create shareholder value by:

• using total shareholder return as a performance measure

• rewarding them when they successfully achieve corporate and individual performance objectives over the short and long term

• ensuring a significant portion of their total compensation is at risk, reinforcing the importance of strong leadership and their ability to influence business outcomes and financial performance, and is tied to share value to align the interests of executives and shareholders.

Target compensation

We target base salaries and total compensation at the median of our comparator group with the flexibility to position executive pay within the competitive range of the median for target performance.

The charts below show the 2017 target pay mix for total direct compensation for our named executives who are current executives, and the amount of at-risk compensation.

About the compensation mix

We use financial and operational measures to assess performance for short- and long-term incentives. 60% of the 2017 long-term incentive vests based on performance

6 COMPENSATION PRINCIPLES 1 TEAM 2 PERFORMANCE 3 RETENTION 4 SHAREHOLDER ALIGNMENT 5 COMPARATOR 6 MARKET COMPETITIVENESS Six principles drive our policy and program decisions relating to executive compensation: 1 TEAM Promote executive teamwork by using incentive-based compensation that emphasizes corporate over individual performance. 2 PERFORMANCE Base compensation decisions on corporate and individual performance, using a combination of financial, non-financial, internal and external measures, and absolute and relative performance, depending on short-term or long-term performance. 3 RETENTION Focus part of the LTI program (PSUs) on absolute and controllable performance measures to retain skilled executives. 4 SHAREHOLDER ALIGNMENT Use share ownership requirements and equity-based compensation to align executives with long-term interests of shareholders. 5 COMPARATOR Benchmark shareholder experience and compensation program against a comparable group of companies. 6 MARKET COMPETITIVENESS Target executive compensation around the range of the market median, depending on role, experience and performance, to ensure we can attract and retain our executive talent.

66 CAMECO CORPORATION

Research and benchmarking

We use national, provincial and industry compensation forecasts and benchmark our executive compensation against our comparator group for individual compensation components and total compensation by position. Performance, scope of the role, experience and internal equity are also considered.

We engage an independent compensation consultant for advice and analysis to make sure our executive compensation is fair and competitive and we are balanced in our decision-making.

As a publicly-traded, global nuclear energy company based in Canada, we have no peers that are directly comparable, so the human resources and compensation committee, with the support of its independent consultant, established a comparator group of companies to assess compensation levels.

Benchmarking compensation

Our objective is to have a robust and stable group of companies to benchmark against that are comparable by size and industry. We use a multi-step evaluation process to determine companies appropriate for assessing market levels of compensation. The evaluation process is based on our existing criteria and is focused on companies in the resource industry (mining in particular) that are similar in size and complexity and are a relatively good fit with the overall group.

Comparator group

In 2017, we used one comparator group to benchmark our director and executive compensation.

The comparator group of 20 companies represents a cross-section of Canadian capital intensive companies from different sectors that are similar by size of assets, revenue, enterprise value, and market capitalization (generally ranging from one-third to three times the size of Cameco). These companies were also selected because they are in regulated or relevant industries, in complex businesses, have operations in multiple geographic locations and jurisdictions, and a head office in Canada.

2017 COMPARATOR GROUP
DIVERSIFIED METALS, MINING AND GOLD	ENERGY (OIL, GAS AND METHANOL)	UTILITIES, ENERGY INFRASTRUCTURE AND POWER PRODUCERS

Agnico-Eagle Mines Ltd.

Agrium Inc.

Eldorado Gold

First Quantum Minerals Ltd.

Goldcorp Inc.

Hudbay Minerals Inc.

IAMGold

Kinross Gold Corp.

Lundin Mining Corp.

New Gold Inc.

Potash Corp. of Saskatchewan

Teck Resources

Yamana Gold Inc.

	ARC Resources Crescent Point Energy EnCana Corp. Enerplus Resources Fund MEG Energy Corp. Methanex Corp. Penn West Petroleum	TransAlta Corp.

THIS YEAR’S NAMED EXECUTIVES

We have six named executive officers (named executives) in 2017, including the chief executive officer, chief financial officer, and the next three most highly compensated officers at December 31, 2017, and one former officer who would have otherwise qualified as one of the three most highly compensated officers were he employed at December 31, 2017.

●  Tim Gitzel           President and Chief Executive Officer (CEO)

●  Grant Isaac         Senior Vice-President and Chief Financial Officer (CFO)

●  Brian Reilly         Senior Vice-President and Chief Operating Officer (COO)

●  Alice Wong         Senior Vice-President and Chief Corporate Officer (CCO)

●  Sean Quinn        Senior Vice-President, Chief Legal Officer and Corporate Secretary (CLO)

●  Robert Steane    former Senior Vice-President and Chief Operating Officer

2018 MANAGEMENT PROXY CIRCULAR 67

Share ownership

We require our executives to own Cameco shares so they have a vested interest in the company, aligning with shareholder interests.

Our share ownership guidelines are a multiple of base salary:

•	CEO – 4 x base salary

•	senior vice-presidents – 2 x base salary

•	vice-presidents – 1 x base salary.

Executives must meet their ownership targets within five years of being appointed to the position. If an executive is promoted to a level with a higher share ownership target, he or she will have an additional three years to meet the increased target. Executives must use the after-tax proceeds from the payout of their PSU awards and the exercise of stock options to purchase additional Cameco shares until they have met the requirements.

Brian Reilly became a vice-president in March 2017 and was promoted to his senior vice-president position in July 2017. He has until March 2022 to meet his initial ownership target (1 x base salary) and until March 2025 to meeting his current ownership target (2 x base salary). All of the other named executives meet their share ownership requirements.

The table below shows the number of shares held by our named executives on December 31, 2017. We calculate the target value of share ownership by using their 2017 base salary and the multiple for their position. Share value is based on the closing price of Cameco common shares on the TSX on December 29, 2017 of $11.61 or the executive’s purchase price, whichever is higher. See the notes to the table below for information about how we determine the PSU value.

We believe our executive share ownership guidelines support best practices and align with the market generally, therefore no changes are planned for 2018.

NAME	2017 BASE SALARY ($)	MULTIPLE	TARGET VALUE OF OWNERSHIP ($)	CAMECO SHARES		QUALIFYING PSUs		VALUE OF SHARE OWNERSHIP($) (SHARES AND QUALIFYING PSUs)
				NUMBER HELD (#)	VALUE ($)	NUMBER HELD[3] (#)	VALUE[4] ($)		MEETS SHARE OWNERSHIP TARGET
Tim Gitzel[1]	1,025,000	4 x	4,100,000	256,638	4,679,321	112,720	1,308,679	5,988,000	Yes (146% of the target for the CEO)
Grant Isaac	550,000	2 x	1,100,000	71,035	1,160,228	42,580	494,354	1,654,582	Yes (150% of the target for the CFO)
Brian Reilly[2]	420,000	2 x	840,000	323	6,890	323	3,750	10,640	On track to meet the target for the COO
Alice Wong	444,700	2 x	889,400	65,029	1,035,180	27,560	319,972	1,355,152	Yes (152% of the target for the position)
Sean Quinn	430,000	2 x	860,000	32,086	652,977	26,640	309,290	962,267	Yes (112% of the target for the position)

1.	See Tim Gitzel’s profile on page 16 for the total number and value of the CEO’s shares and all PSUs, not just qualifying PSUs.

2.	Brian Reilly was promoted to vice-president in March 2017 and to his current position in July 2017. He has until March 2025 to meet his share ownership guideline.

3.	This is the lesser of the number of PSUs and the number of Cameco common shares held by the named executive.

4.	The number of qualifying PSUs multiplied by the closing price of Cameco shares on the TSX on December 29, 2017 of $11.61.

68 CAMECO CORPORATION

2.	Annual decision-making process

The board, human resources and compensation committee and management are involved in compensation decision-making. The committee is responsible for making compensation recommendations to the board for its approval.

The illustration below shows our process, the different inputs we use to determine compensation and the flow of information, recommendations and approval by our board.

1 Management Management analyzes and gathers data (including comparative data) and considers performance (corporate and individual) against objectives. It recommends compensation for executive officers, other than the CEO, and performance objectives for the next year. 2 Compensation committee The compensation committee reviews management’s recommendations, corporate performance results and the CEO’s individual performance, in consultation with its independent compensation consultant. It recommends compensation for all executive officers and performance objectives for the next year to the board. 3 Board The non-executive board members have final approval of CEO compensation, executive compensation and performance objectives for the next year.

Assessing the program

The human resources and compensation committee believes that it is good practice to review our compensation programs each year and continued this practice in 2017.

The committee reviews all policies and programs relating to executive compensation, which involves:

•	establishing the annual corporate objectives to measure performance
•	determining the proposed base salaries, short-term incentive awards, performance share unit awards and stock options
•	evaluating performance
•	reviewing and recommending executive compensation to the board for review and approval.

The committee retains an external consultant as an independent advisor on compensation matters who is also involved in the compensation review. Management retains a different external consultant as a general resource on human resources and other matters (see Compensation governance starting on page 48 for more information).

2018 MANAGEMENT PROXY CIRCULAR 69

3.	Measuring performance

Executive compensation decisions are based on corporate and individual performance. Performance objectives are tied to our strategy of focusing on our tier-one assets and to profitably produce at a pace aligned with market signals to preserve the value of those assets and increase long-term shareholder value, and to do that with an emphasis on safety, people and the environment.

Corporate performance and measuring success

We assess our corporate performance by how well we achieve both financial and operational goals, and group our corporate objectives into our four measures of success:

•	outstanding financial performance
•	safe, healthy and rewarding workplace
•	clean environment
•	supportive communities.

Our four measures of success allow us to proactively address the financial, social and environmental aspects of our business. We believe that each is integral to our overall success and that together they will ensure our long-term sustainability.

The board approves our corporate objectives every year, as initially recommended by management and following reviews by the human resources and compensation and safety, health and environment committees. These objectives support our strategic plan.

Linking pay to performance

The corporate objectives are used as performance measures under our short-term incentive plan. The table on page 79 lists our 2017 corporate objectives and weightings, and the threshold, target, maximum and actual performance against these objectives under the STI plan.

Under our PSU plan, we assess performance over a three-year period based on three objectives, including relative TSR. These objectives were recommended by management, reviewed by the human resources and compensation committee and then recommended to the board for approval. The table on page 75 sets out the measures for PSUs granted in 2017.

PSU awards granted in 2015 were measured against three performance targets. They vested on December 31, 2017 and were paid out early in 2018 based on our performance against those three targets for the three-year performance period (see pages 80 to 82 for the performance assessment and details of the payout).

Performance measures under our STI and PSU plans are linked to our strategic plan to ensure our long-term growth and focus on creating shareholder value. The better we perform, the greater the potential to realize a higher payout value.

Individual performance

The board assesses the CEO’s individual performance using the annual corporate objectives and recommendations by the human resources and compensation committee, which are based on:

•	overall corporate performance
•	implementation of the CEO’s strategies to increase shareholder value
•	achievement of the CEO’s individual performance objectives.

The committee reviews reports from management and the CEO’s self-assessment and consults with its compensation consultant before making its recommendation to the board.

Every year the CEO assesses the individual performance of each senior vice-president using the annual corporate objectives as targets, with consideration of the executive’s influence in a given area. The CEO compares actual performance to the targets and evaluates the leadership effectiveness of the executive. The CEO discusses the performance of the executives with the committee and its compensation consultant. The committee then makes its recommendations to the board.

The board approves all decisions on executive compensation. See page 83 for details about the compensation decisions in 2018.

70 CAMECO CORPORATION

4.	Compensation components

Five components make up total executive compensation:

• Base Salary
• Short-term incentive (STI)
• Long-term incentive (LTI)
• Pension
• Group benefits

FORM	PERFORMANCE PERIOD	HOW IT IS DETERMINED	RISK MANAGEMENT FEATURES
BASE SALARY	Provides market competitive level of fixed compensation
Cash	One year	Based on current business challenges, experience, scope of the role, market competitiveness among the comparator group, individual performance and internal equity.	Fixed pay, paid throughout the year, provides a certainty at a base level for fulfilling their responsibilities. Represents 20-28% of target direct compensation of the named executives.
VARIABLE (AT-RISK SHORT TERM)	STI compensation encourages achievement of pre-established corporate and individual performance objectives. Payout is subject to a clawback policy
Cash	One year	Focuses on specific annual objectives. Target award based on market competitiveness among the comparator group and other factors. Actual award based on corporate and individual performance.

Provides a balanced focus on short-term performance based on a pre-determined set of performance metrics weighted and scored in our scorecard. Actual payout on all metrics could be 0-200%. Targets and results are approved by the board. Targets are tested to determine the level of stretch.

Using balanced and diverse performance metrics reduces the risk associated with emphasizing a single (or limited) performance measure.

VARIABLE (AT-RISK LONG TERM)	LTI compensation is an incentive to achieve longer-term performance and an opportunity to receive equity-based compensation aligned with shareholder interests. Payout is tied to Cameco share performance and subject to a clawback policy
Performance share units	Three-year term, with vesting at the end of three years

Focuses on longer-term objectives (three years).

Target award based on market competitiveness of the LTI package among the comparator group and other factors.

Actual payout based on our overall relative and absolute performance targets.

At the board’s discretion, payment is made in Cameco shares purchased on the open market, or in cash.

Performance is measured on previously established relative and absolute targets. Three-year vesting period maintains longer term focus for decision-making and management of business. Vesting and payout eligibility capped. Payout on the relative TSR metric could be 0-200% and on the other metrics could be 0-150%.

Stretch targets are based on achievement better than the comparator group and market.

Stock options	Eight-year term, with one-third vesting each of the first three years starting on the first anniversary of the grant date	Target award based on market competitiveness of the LTI package among the comparator group and other factors. The final realized value is based on the appreciation of Cameco’s share price.	Provides a balanced incentive to take appropriate risks. Three-year vesting eligibility period and eight-year term maintain longer-term focus for decision-making and management of business.
Restricted share units	Typically a three-year term, with vesting at the end of three years	Mainly used as a targeted retention tool in individual circumstances. At the board’s discretion, payment is made in Cameco shares purchased on the open market, or in cash.	Vesting over time supports retention and longer-term focus for decision-making.
RETIREMENT BENEFITS
Defined contribution pension plan Supplemental executive pension program (defined benefit)	Ongoing	Based on market competitiveness and legislative requirements.	Tax efficient way to provide employment benefits. Provide security for employees and their families.
Group insurance, health and dental, income protection	Ongoing	Based on market competitiveness.

We also have employment agreements with our named executives (see page 91).

2018 MANAGEMENT PROXY CIRCULAR 71

Base salary

Typically we target base salaries at the median of the comparator group. We review base salaries every year, and compare them to similar positions in the comparator group. Then we review our corporate performance, the individual’s performance, experience and scope of the role as well as internal equity to make sure any increases are fair and balanced. Salary adjustments, if any, for our named executives generally go into effect January 1.

Short-term incentive (STI)

The STI plan gives executives the opportunity to earn a cash bonus based on their success in achieving pre-established corporate and individual performance targets for the year.

Cameco has to meet a minimum level of performance (threshold) for each measure before being eligible for a payout of 50% on that measure. Achieving target produces 100% payout on that measure. The maximum payout on any STI target is 200%. There is no payout if performance is below threshold. Individual performance has a maximum payout factor of 150%. The targets are considered challenging or stretch.

The human resources and compensation committee sets the STI target for each executive based on position, internal equity and market competitiveness. The table below shows the current target levels and weightings used to establish the actual awards. The weighting of corporate and individual performance is the same for all executives, which promotes executive teamwork and better aligns the interests of executives and shareholders. Actual bonuses are based on performance for the year and paid in the following year after our year-end results are released.

POSITION	STI TARGET FOR 2017 (% OF BASE SALARY)	CORPORATE PERFORMANCE WEIGHTING	INDIVIDUAL PERFORMANCE WEIGHTING
CEO	120%	80%	20%
Senior vice-presidents	60-75%	80%	20%

Determining the payout

We use a balanced scorecard to broadly measure corporate performance and give participants a clearer picture of their potential award. The scorecard includes all of the corporate objectives and applies a weighting to each one. Individual performance is also measured.

Measuring corporate performance

The board establishes the measures and weightings every year based on the recommendation of the committee. These objectives represent our four measures of success that highlight the importance we place on our financial and non-financial measures and the social and environmental aspects of our business as a responsible corporation and global leader in corporate social responsibility.

Part of the process for determining the STI award is for the human resources and compensation committee to consult with the safety, health and environment committee on our performance related to safety, health and the environment and related corporate results. A recommendation is then brought forward from the human resources and compensation committee to the board.

72 CAMECO CORPORATION

Measuring individual performance

The committee determines the individual performance measures and weightings for the CEO, while the CEO establishes the same for the named executives. Assessment of individual performance is based on the executive’s contribution to corporate performance and individual performance measures. The CEO assesses individual performance for the named executives and presents them to the committee. The committee assesses CEO performance.

Once the individual performance assessment is complete, the assessments are approved by the committee. The corporate performance multiplier and the executive’s assessment results are put into the formula below to determine the annual bonus for each named executive.

Using discretion

The board can increase or decrease the amount of the STI payment when there are significant external challenges or opportunities that were not contemplated or reasonably expected when the objectives were set. It cannot exceed the overall maximum payout of 200%.

Long-term incentive (LTI)

LTI provides executives and management employees the opportunity to receive equity-based compensation to drive longer-term performance. Both the committee and the board believe equity-based compensation is important for motivating employees to deliver strong longer-term performance, aligning their interests with those of our shareholders and providing pay that is competitive with the market.

LTI is awarded to executives as PSUs and stock options, with RSUs granted under special circumstances. This LTI mix allows us to use different vesting criteria, eligibility and performance measures for at-risk compensation. Since 2016, we have measured relative TSR performance against the TSX 60 rather than our comparator group (see page 67 for companies that are part of our comparator group).

AWARD	HOW IT’S USED	BUSINESS FOCUS	WHO PARTICIPATES	VESTING	HOW IT’S SETTLED	ALIGNED WITH SHAREHOLDERS

PSUs (page 74)	60% of target LTI award	Performance vesting criteria Directly linked to long-term, absolute and relative performance and share price Reduces the number of option awards, lessening the dilutive impact to shareholders	Vice-presidents and above	Based on financial and operating performance and TSR at the end of a three-year period	Cameco shares purchased on the market or cash	Motivates executives to create shareholder value that can be sustained over a longer period on both an absolute and relative basis Non-dilutive

Stock options (page 76)	40% of target LTI award	Ties a portion of future compensation to the long-term performance of our shares	Vice-presidents and above	Vest over three years, expire after eight years	Option to buy Cameco shares issued from treasury at the exercise price	Motivates executives to increase shareholder value

Restricted share units (page 77)	Mainly for targeted retention	Ties a portion of future compensation to the longer term performance of our shares	Select executives	Typically, at the end of three years	Cameco shares purchased on the market or cash	Motivates executives to increase shareholder value Non-dilutive

2018 MANAGEMENT PROXY CIRCULAR 73

Determining the mix

The committee evaluates the mix of options and PSUs every year, and discusses national trends with its compensation consultant, including the importance of stock options in our industry and the emphasis Canadian public companies continue to place on stock options and other equity-based awards. The committee takes into account previous awards of PSUs and options when it considers new LTI grants.

Governance concerns have been expressed about the use of stock options and the committee regularly reviews the merits of keeping stock options in our compensation program. Stock options align with share price improvement over a longer-term horizon and are a common form of LTI in our comparator group.

The committee set the 2017 target mix of the expected value of the long-term incentives at 60% PSUs and 40% options, so a high percentage of LTI vests based on performance against a number of factors including relative TSR. Companies in our comparator group typically have a lower portion of performance-based LTIs.

LTI awards are granted every year on March 1 (or the next business day if March 1 falls on a weekend) after we publicly disclose our results for the previous fiscal year. If we impose a trading blackout period that includes March 1, we will make the grants on the next trading day after the blackout period has ended.

The board can grant special LTI awards at other times during the year if required for promotions, new hires or to address specific business issues.

Non-executive employees (union and non-unionized) participate in the employee share ownership plan (ESOP). Cameco makes an annual base level of contribution to the plan, and matches 50% of employee contributions up to a maximum of 1.5% of an employee’s base salary. Executives do not participate in ESOP because they participate in the PSU plan.

Performance share unit (PSU) plan

The PSU plan design is described in the table on the previous page, including vesting at the end of a three-year period. The formula below shows how the performance factors determine the final number of PSUs on vesting.

The performance multipliers are determined at the time of each PSU award and may be different depending on the three-year period. All-in sustaining cash costs was established as the operations measure in 2017, replacing production. The performance multipliers of the three most recent PSU awards are as follows:

2015 AWARD (vests December 31, 2017; payout March 2018)	2016 AWARD (vests December 31, 2018; payout March 2019)	2017 AWARD (vests December 31, 2019; payout March 2020)
● average relative realized uranium price	● same as 2015	● same as 2015
● tier-one production	● same as 2015	● all-in sustaining cash costs
● three-year relative TSR (comparator group)	● same as 2015 (compared to TSX 60)	● same as 2015 (compared to TSX 60)

Each PSU represents an opportunity to receive a Cameco common share purchased on the open market at the end of the three-year performance period (or cash, at the board’s discretion).

We use a scorecard to align senior management’s compensation with their ability to improve corporate performance over the three years. The PSUs measure absolute and relative performance so management maintains a balanced, longer-term focus on delivering shareholder value.

Performance measures are based on a combination of two corporate measures, one absolute and one relative, and relative TSR, which has the highest weighting of the three measures. TSR is a good reflection of performance when comparing like companies in a comparable industry and the same commodity. As companies in our comparator group are not affected by the uranium price like Cameco, we believe that TSR is a challenging performance target in the current depressed uranium market.

74 CAMECO CORPORATION

The human resources and compensation committee reviews the performance measures and targets every year and recommends them to the board for approval. The targets are set on the basis that they are challenging to achieve. The table below shows the measures and weightings for PSUs awarded in 2017 for 2017 to 2019 performance.

MEASURE	WEIGHTING	DESCRIPTION	WHAT IT MEASURES

Average relative realized uranium price 0 to 150%	30%

Achieve an average realized price for uranium sales for a three-year period that exceeds the weighted average price for sales in two independent industry benchmarks for the same period:

●   EIA (US energy information administration) price for sales in the US

●   ESA (Euratom supply agency) price for sales in Europe.

The payout at the end of the three-year period is based on 2016, 2017 and 2018 sales due to timing of when pricing information is available.

Measures performance relative to our competitors.

Consistently achieving higher prices than our competitors is a stretch target because uranium is a fungible product and we need to distinguish our uranium from our competitors to achieve a premium price.

We use these pricing indicators because they are publicly-available measures set by independent third parties.

All-in sustaining cash costs (AISCC)[1] 0 to 150%	30%	Achieve three-year cumulative cost reductions while safely achieving steady production at the Saskatchewan tier-one operations in the three-year period from 2017 to 2019.	Measures absolute performance and ties directly to our strategic plan.

Our three-year relative total shareholder return (TSR) 0 to 200%	40%

Achieve three-year average TSR at the median of the three-year average TSR achieved by companies in the TSX 60.

We define TSR as the change in price of a Cameco common share, including reinvestment of dividends, on the TSX during the three-year period from 2017 to 2019.

			Measures performance relative to the broader index.

PERFORMANCE MULTIPLIER Maximum of 170%		The overall performance factor is the sum of the three weighted targets above.

INITIAL GRANT OF PSUs		Notional units awarded at the beginning of the three-year performance period.

PSU PAYOUT		Payout amount is the initial number of PSUs granted, multiplied by the PSU performance multiplier, exchanged for the equivalent number of Cameco common shares.

1.	Cash outlay to sustain the operation of the site. It does not include growth capital or royalties. This information is prepared as part of each site’s annual three-year business and budget plan and is incorporated in the monthly financial report for each site.

2018 MANAGEMENT PROXY CIRCULAR 75

PSU performance multiplier

The performance multiplier for each measure depends on our performance against each target. The table below shows how we assessed performance against each measure in 2017 for 2015 to 2017 performance and the PSU scorecard on page 81 shows assessment outcomes.

PERFORMANCE MEASURES (AND WEIGHTING)	THRESHOLD PERFORMANCE	IF WE ACHIEVE:	THEN THE PERFORMANCE MULTIPLIER IS:
Average realized uranium price (30%)	80% of our target of 100%	Less than 80% of the corresponding target	0%
		80 to 120% of the corresponding target	50 to 150% (in a straight-line interpolation)
Tier-one production (30%)		More than 120% of the corresponding target	150%
Our three-year average TSR (40%)	35th percentile (target is the 50th percentile)	Below the 35th percentile among our comparator group	0%
		From the 35th to the 50th percentile	40 to 100% (in a straight-line interpolation with 100% at the 50th percentile)
		50th percentile	100%
		50th to 75th percentile	100 to 200% (in a straight-line interpolation)
		Higher than the 75th percentile	200%

Vesting

Payout formulas have been established for each performance measure, taking into account different levels of threshold performance to determine the performance multiplier, and to cap payouts to eliminate any excessive risk-taking.

Applying discretion

The committee can use discretion to make adjustments, so that payouts appropriately reflect performance and discourage excessive risk-taking. We fully disclose any use of discretion, together with the rationale and the particular circumstance. No adjustments were made for 2017 performance.

Stock option plan

We provide a stock option plan for executives at the vice-president level and above. The committee takes into account previous equity awards when it considers new grants of options. The board fixes the exercise price of an option at the time of the grant at the TSX closing price of Cameco common shares on the trading day immediately before the date of the grant.

If an option holder leaves the company, any unvested options will vest during a specific period of time depending on the reason for leaving. Vested options can be exercised during the same period. See Termination and change of control benefits starting on page 91 for details.

No more than 10% of our total issued and outstanding shares can be issued to insiders in a year under the stock option plan and any other security-based compensation arrangement. No more than 5% of our total issued and outstanding shares can be issued to any one person. Options cannot be transferred to another person (other than by will or intestate succession).

Making changes – The board can change, suspend or terminate the stock option plan, subject to the laws that apply, including but not limited to the rules, regulations and policies of any stock exchange where our shares are listed. Some changes may require approval from shareholders or a governmental or regulatory body.

Neither the board, the human resources and compensation committee nor shareholders can alter or affect the rights of an option holder in a negative way without his or her consent, except as described in the plan. See Appendix C for information about changes to the stock option plan that must be approved by shareholders.

According to the TSX rules for reporting on equity compensation plans, there were no plan changes in 2017.

International employees – Our non-North American stock option plan (phantom plan) allows eligible employees of our international subsidiaries to participate in our overall growth and profitability in permitted jurisdictions.

76 CAMECO CORPORATION

The phantom plan has the same objectives and features as our stock option plan, except that these option holders have the right to receive cash payments rather than Cameco shares. The cash amount equals the difference between the closing market price of Cameco shares on the day prior to the exercise date and the exercise price of a phantom stock option.

The Summary compensation table on page 84 gives information about the grant date value of options awarded to the named executives over the past three years. The Incentive plan awards table on page 86 gives information about the 2017 year-end value of the named executives’ unexercised options and PSUs that have not vested.

Restricted share units

The board grants RSUs from time to time to senior management, mainly as a targeted retention tool, on the recommendation of the committee. RSUs typically vest at the end of three years. Management employees below the level of vice-president receive their annual LTI awards as RSUs and they vest one-third each year over three years.

Each RSU represents one notional common share. The board has discretion to decide whether the payout is in Cameco shares purchased on the open market, or in cash based on the weighted average closing price of Cameco shares on the TSX for the 20 trading days immediately before the vesting date, after deducting withholding taxes.

Pension

Pensions are an integral part of total compensation and a cost-effective and important benefit for attracting and retaining executives and other employees. Executives participate in a registered base plan and a supplemental program.

Registered base plan – We have a registered defined contribution plan for eligible employees. All of the named executives participate in our defined contribution plan. We contribute 12% of the named executive’s pensionable earnings to the defined contribution plan every two weeks up to the annual dollar limit allowed by the Canada Revenue Agency. The maximum dollar amount for 2017 was $26,230.

Supplemental program – This non-contributory supplemental defined benefit retirement plan is designed to attract and retain talented executives over the longer term. It provides a retirement income that is commensurate with the executive’s salary and offsets the registered pension plan limits under the Income Tax Act (Canada).

All of our Canadian-based management at the vice-president level and above participate in the supplemental retirement plan (see Pension benefits on page 89 for more information).

Benefits

Group benefits – We provide group benefits to all our employees. The named executives participate in an enhanced program and receive coverage similar to those offered by companies in our comparator group. These benefits include life insurance, long-term disability insurance, extended health care, dental care and emergency medical coverage.

Perquisites – Our named executives also receive additional benefits as part of their total compensation, similar to those offered by companies in our comparator group. These include a financial and tax planning allowance, a vehicle allowance, an executive medical plan and salary protection in the event of short-term disability.

2018 MANAGEMENT PROXY CIRCULAR 77

5.	2017 Performance and compensation

Base salary

The named executives did not receive salary increases for 2017.

Short-term incentive (STI)

The STI award is based on targets set for each named executive as a percentage of base salary and actual corporate and individual performance. Target awards are set at the median of those of our comparator group. The plan design is based 80% on corporate performance and 20% on individual performance for all executives.

Corporate performance was assessed at 95% for 2017, compared to 52% for 2016, reflecting strong operational performance in 2017.

STI awards are reported in the summary compensation table on page 84, and you can find a complete description of the plan design beginning on page 72.

2017 results

Cameco’s operational performance in 2017 was strong in a tough market, as uranium prices remained low. We delivered strong results in terms of our cash flow from operations and supportive communities’ commitments, and solid results on our clean environment commitment. However, our performance was adversely affected by misses on adjusted net earnings and our safety objective for the year. Management took further action in 2017 to focus on supply discipline, streamline the organization and target significant cost reductions, focusing on what we can control to strengthen the company for the long term.

Detailed STI performance results and weightings are reported in the table on the following page.

About the payouts

Threshold performance provides a 50% payout on that measure, while performance at target produces a 100% payout, and maximum performance provides a 200% payout.

There is no payout if performance is below threshold. We have a 200% cap on payouts for performance above the maximum to mitigate excessive risk-taking.

78 CAMECO CORPORATION

STI scorecard

2017 COMPENSABLE TARGETS				ACTUAL PERFORMANCE	PAYOUT PERCENTAGE	PERFORMANCE WEIGHTING		PAYOUT
OBJECTIVE/TARGET	THRESHOLD	TARGET	MAXIMUM

OUTSTANDING FINANCIAL PERFORMANCE (50% weighting)

Achieve targeted adjusted net earnings	$77	$96	$115	Adjusted net earnings were $74 million[1]. Performance did not reach the threshold.	0%	x	25% =
Achieve targeted cash flow from operations (after working capital changes). ($ millions)	$393	$491	$589	Cash flow from operations (before working capital changes) was $614 million[1]. This exceeded our target maximum.	200%	x	25% =

SAFE, HEALTHY AND REWARDING WORKPLACE (20% weighting)
Strive for no injuries at all Cameco-operated sites and maintain a long-term downward trend in combined employee and contractor radiation doses, and injury frequency and severity (measured by TRIR2).	1.78	1.56 or lower	0.82	TRIR[2] was higher than our 2017 target. Performance did not reach our threshold target. There were no significant safety incidents in 2017.	0%	x	20% =
	If a fatality or permanent disability were to occur, the entire safety performance would default to 0%.

SUPPORTIVE COMMUNITIES (15% weighting)
Implement Collaboration Agreements by supporting northern business development opportunities through sourcing services from Northern Saskatchewan vendors.	70%	75% to 77%	79%	In 2017, 80% of northern services were sourced from Northern Saskatchewan vendors. This exceeded our target maximum.	200%	x	15% =

CLEAN ENVIRONMENT (15% weighting)
Improve environmental performance in significant environmental aspects by achieving divisional targets.	80%	100%	120%	Environmental performance targets were within the target performance range. There were no significant environmental incidents in 2017.	100%	x	15% =

If an incident occurs that results in moderate or significant environmental impacts or current and future remediation costs of greater than or equal to $1 million or which has a reasonable potential to result in significant negative impact on the company’s reputation with our major stakeholders, the payout under this metric is zero.

OVERALL 2017 STI PERFORMANCE	2017 CORPORATE PERFORMANCE MULTIPLIER

1.	We use adjusted net earnings and cash flow provided by operations (after working capital changes) as a more meaningful way to compare our financial performance from period to period. These measures do not have a standardized meaning or a consistent basis of calculation under IFRS, and they should not be considered in isolation or as a substitute for financial information prepared in accordance with IFRS. Other companies may calculate these measures differently. The adjusted net earnings and cash flow provided by operations amounts in the 2017 compensable targets table are different than what are reported in our 2017 annual management discussion and analysis (2017 MD&A). As reported in further detail on page 24 of our 2017 MD&A, adjusted net earnings starts with reported net loss attributable to equity holders and then increased by a net $264 million to exclude the effect of adjustments on derivatives and impairment charges. For compensation purposes, adjusted net earnings as reported in our 2017 MD&A is further adjusted for variances in foreign exchange rates as compared to budget. To calculate cash flow from operations, we start with cash provided by continuing operations as reported on page 23 of our 2017 MD&A and adjust for variances in foreign exchange rates as compared to budget.
2.	The total recordable incident rate (TRIR) is an Occupational Safety and Health Administration (OSHA) safety metric that was adopted by the company to continue to drive improvements in safety performance. TRIR is a measure of the rate of “recordable” workplace injuries. Examples of “recordable injuries” are a medical treatment (other than first aid), restricted work, lost-time and other specific injuries such as 10 decibel hearing loss, loss of consciousness and broken bone.

2018 MANAGEMENT PROXY CIRCULAR 79

Individual performance

Individual CEO performance was assessed against the following core measures set for 2017, similar to those set in previous years:

Key operating results Strategic change initiatives Leadership effectiveness	}	The committee can also add any other performance measures it deems appropriate

In developing its recommendation for the board, the committee assessed overall CEO performance using these measures as well as corporate performance, implementation of our strategy to achieve shareholder value, the recommendations from the compensation consultant, and the CEO’s own self-assessment.

The board discussed the results of the CEO assessment and considered the committee’s recommendation during an in camera session without management present before approving the CEO’s 2017 STI award. The board’s decision to provide an above-target payout to the CEO on individual performance was based on his strong leadership, significant performance results (including costs savings) and strategic change initiatives made during 2017. Some of the 2017 cost savings included lowering average unit cost of sales by 13 percent, lowering direct administration costs by 23 percent, lowering explorations costs by 30 percent, and lowering capital expenditures by 34 percent from 2016.

The CEO determines the individual performance measures that will be used for the other executives, sets the weightings for each, and conducts a performance assessment for each senior vice-president. Senior vice-presidents assess the performance of vice-presidents. For each of the senior vice-presidents, the CEO provided a detailed assessment of their performance, particular achievements and leadership. The committee considered these assessments in light of the key operating results for 2017 and approved the CEO’s recommended performance assessments for each of the senior vice-presidents, including the named executives. As Mr. Steane retired mid-year, he did not receive an STI award for 2017.

Long-term incentive (LTI)

Each LTI grant is based on the level of the position, internal equity and overall market competitiveness. The LTI grant to executives in 2017 was benchmarked to the median of the comparator group. LTI awards are reported in the Incentive plan awards table on page 86.

POSITION	LTI AWARD (% OF BASE SALARY)	ACTUAL % OF PSUs AND OPTIONS GRANTED IN 2017 (PSUs/OPTIONS)
President and CEO	355%	60/40
Senior Vice-President and Chief Financial Officer	250%	60/40
Senior Vice-President and Chief Operating Officer[1]	225%	60/40
Senior Vice-President and Chief Corporate Officer	200%	60/40
Senior Vice-President, Chief Legal Officer and Corporate Secretary	200%	60/40

1.	The LTI award as a percentage of base salary for the former COO prior to his retirement was 250%.

The table on page 75 explains the targets and weightings for PSUs awarded in 2017.

Payout of 2015 PSU awards

PSUs granted on March 2, 2015 were for the three-year performance period from January 1, 2015 to December 31, 2017.

80 CAMECO CORPORATION

PSU scorecard

The calculated payout of the 2015 PSU awards for the performance period January 1, 2015 to December 31, 2017, was 65.6% of the number of PSUs granted. The payout was made in March 2018. The following table shows the threshold, target and maximum for each objective and our results against the three performance measures under the plan at the end of the performance period.

THREE-YEAR RESULTS (ENDING DECEMBER 31, 2017)				ACTUAL PERFORMANCE	PERFORMANCE PAYOUT		WEIGHTING	PERFORMANCE MULTIPLIER
CORPORATE OBJECTIVE/TARGET	THRESHOLD	TARGET	MAXIMUM

Average realized uranium price

0 to 150%

Achieve an average realized price for uranium sales for a three-year period that exceeds the weighted average price for sales in two industry benchmarks for the same period – the EIA price for sales in the US and the ESA price for sales in Europe.

The 2015 grant is based on 2014, 2015 and 2016 sales due to timing of when pricing information is available.

	80% of target	100% of target	At or above 120% of target	Achieved an average realized price for uranium sales of $44.78 (US), above the weighted average price for sales in two industry benchmarks for the same period.

	$33.65	$42.06	$50.47	106.5% achievement	= 116.3%	x	30% =

Tier-one production 0 to 150% Produce 69.9 million pounds U3O8 (our share) in the three-year period 2015 to 2017 from our tier one operations (McArthur River/Key Lake, Cigar Lake, Inkai).	80% of target	100% of target	At or above 120% of target	Achieved 100.9% of our tier one production for a total of 70.5 million pounds.

	55.9 million pounds	69.9 million pounds	83.9 million pounds	100.9% achievement	= 102.3%	x	30% =

Our three-year average total shareholder return (TSR)

0 to 200%

Achieve three-year average TSR that is the median of the three-year average TSR achieved by companies in the comparator group in effect at the time.

We define TSR as the change in price of a Cameco common share, including reinvestment of dividends, on the TSX for the three-year period 2015 to 2017.

	At the 35th percentile	At the 50th percentile	At or above the 75th percentile	Three-year average TSR was at the 31st percentile of our comparator group for the three-year vesting period from 2015 to 2017.

	P35	P50	P75	P31 achievement	= 0.0%	x	40% =

PSU PERFORMANCE MULTIPLIER Sum of the three weighted factors

2018 MANAGEMENT PROXY CIRCULAR 81

Relative performance

The 2015 PSU awards vested based on performance conditions that were set at the time of the grant.

We assessed our TSR performance relative to our comparator group at the time the awards were granted. The group consisted of 21 companies that we used to benchmark compensation generally. The group has since been reduced from 21 to 20 companies due to an acquisition that occurred since the time of grant.

COMPARATOR GROUP

Agnico-Eagle Mines Ltd.

Agrium Inc.

ARC Resources Ltd.

Crescent Point Energy Corp

Eldorado Gold Corporation

Emera Inc.

EnCana Corporation

Enerplus Resources Fund

First Quantum Minerals Ltd.

Fortis Inc.

IAM Gold Corporation

Kinross Gold Corporation

Lundin Mining Corporation

Methanex Corporation

Obsidian Energy (formerly Penn West Petroleum Ltd.)

Potash Corp. of Saskatchewan

Sherritt International Corporation

Teck Resources Ltd.

TransAlta Corporation

Yamana Gold, Inc.

Our three-year average TSR for 2015 to 2017 was at the 31st percentile of companies in the comparator group.

Grant value vs. payout value

The grant value of the PSUs in 2015 was based on $19.30, our closing share price on the TSX on the day prior to the grant (as disclosed in the summary compensation table of our 2016 proxy circular).

The payout amount is the initial number of PSUs granted, multiplied by the PSU performance multiplier (calculated at a payout of 65.6% of the number of PSUs granted). This results in a payout of 38.6% of the original grant date value based on performance and share price.

The table below shows the calculation of the payout on March 2, 2018 for each named executive. The value of the payout is based on $11.37, the actual average purchase price of our common shares purchased on the TSX on behalf of the named executives on March 2, 2018.

NAME			(MULTIPLIER x WEIGHTING)
	2015 PSU AWARD (# OF UNITS )		AVERAGE REALIZED URANIUM PRICE		TIER-ONE PRODUCTION		OUR THREE- YEAR AVERAGE TSR		VALUE OF TOTAL 2015 PSU PAYOUT ($)
Tim Gitzel	101,000								753,377
Grant Isaac	30,300								226,015
Brian Reilly	–	x	(116.3% x 30%	+	102.3% x 30%	+	0.0% x 40%)	=	–
Alice Wong	20,200								150,685
Sean Quinn	19,400								144,715
Robert Steane	46,300								327,524

Mr. Steane retired on June 30, 2017 and his performance was measured to the end of the year, consistent with the terms of his employment agreement. His PSU payout was made in cash in February, based on $12.94, the volume-weighted average closing price of our common shares on the TSX for the last 20 trading days of the year, in accordance with the terms of the plan.

The next table shows the vesting history of PSUs awarded to our named executives and paid out over the past three years. Awards vested below target the last two years and above target in 2013, highlighting the at-risk structure and link between pay and performance.

PSUs AWARDED IN	VESTED AS A % OF TARGET	PAID OUT IN SHARES, AFTER DEDUCTING WITHHOLDING TAXES
2015	65.6%	March 2018
2014	60.8%	March 2017
2013	123.2%	March 2016

Payout of 2014 RSU awards

Grant Isaac and Alice Wong each received a retention incentive of RSUs on March 3, 2014 valued at two times their 2013 salary and at a grant date value of $26.81.The units vested on March 3, 2017. Shares were purchased on the TSX at an average share price of $14.64 on March 3, 2017. Grant and Alice received Cameco shares instead of cash and they realized 55% of the original grant date value, which aligns with the decrease in Cameco’s share price over the period.

82 CAMECO CORPORATION

6. 2018 Compensation decisions

Base salary

In 2016 and continuing through 2017, Cameco has made tough but necessary business decisions that included streamlining the organization and freezing salaries for much of the organization in 2017 and 2018 to reduce operating and general administrative expenses. As a result, the CEO recommended that the named executives not receive salary increases for 2017 or 2018. The chief operating officer was appointed in July 2017 and received a 5% increase in base salary effective January 1, 2018 to move him closer to the market median for his role.

Short-term incentive (STI)

The STI plan will continue to use a balanced scorecard approach that supports Cameco’s four measures of success. The plan emphasizes strong financial performance with 50% of the STI plan based on achievement of financial results.

Long-term incentive (LTI)

2018 LTI awards

Each LTI award is based on the level of the position, internal equity and overall market competitiveness. LTI awards granted to executives in early 2018 were benchmarked at the median of the comparator group and based on a percentage of base salary (see page 80 for details about each position).

Historically, PSUs did not earn dividend equivalents. Starting in 2018, PSUs will earn dividend equivalents in the form of additional PSUs, vesting in proportion to the underlying PSUs and paid out when the award is settled.

PSUs and options were granted to the named executives on March 1, 2018 as follows:

•	the LTI award is made up of 60% PSUs and 40% options

•	PSUs vest at the end of a three-year period based on our performance against the following criteria: our average realized uranium price relative to industry benchmarks (30%), all-in sustaining cash cost (30%) (see page 74 for a description of what this includes) and our three-year average TSR (40%) relative to the TSX 60 index.

NAME	SECURITIES UNDER OPTIONS GRANTED (#)	VALUE OF OPTIONS ON DATE OF GRANT[1] ($)	EXERCISE PRICE ($/SECURITY)	EXPIRY DATE	PSUs GRANTED[2] (#)	VALUE OF PSUs GRANTED[3] ($)	DATE WHEN PERFORMANCE PERIOD MATURES
Tim Gitzel	472,550	1,455,454	11.32	02/28/2026	192,850	2,183,062	12/31/2020
Grant Isaac	178,550	549,934	11.32	02/28/2026	72,900	825,228	12/31/2020
Brian Reilly	128,850	396,858	11.32	02/28/2026	52,600	595,432	12/31/2020
Alice Wong	115,500	355,740	11.32	02/28/2026	47,150	533,738	12/31/2020
Sean Quinn	111,700	344,036	11.32	02/28/2026	45,600	516,192	12/31/2020

1.	Value of options

Options granted on March 1, 2018 expire on February 28, 2026 and are valued at approximately $3.08 per option using the Black-Scholes option-pricing model. The compensation consultant used the following key assumptions in the model when comparing companies.

Dividend yield (%)	Volatility (%)	Risk-free rate (%)	Expected life (years)	Exercise price ($)
2.9	37.2	1.9	5.5	11.32

In its analysis for the human resources and compensation committee, the compensation consultant estimated the expected value of Cameco’s options using the expected life of the option (average of a full term of eight years and a three-year vesting period). This approach is consistent with the majority of companies in our comparator group and is sensitive to the assumptions used. The figures may not be directly comparable across companies, but for compensation valuation purposes a consistent approach has been used. The exercise price of $11.32 per option is based on the closing price of Cameco shares on the TSX on the day immediately before the grant.

2.	PSUs granted

The number of PSUs reflect 100% of the original number of PSUs awarded and has not been adjusted to reflect performance. The actual number of PSUs earned can vary from 0 to 200% of the original number granted based on corporate performance, plus dividends.

3.	Value of PSUs granted

The values represent the number of PSUs granted to each named executive, multiplied by $11.32, the closing price of Cameco shares on the TSX on the day immediately before the grant. The PSUs granted on March 1, 2018 are for the three-year performance period from January 1, 2018 to December 31, 2020.

2018 MANAGEMENT PROXY CIRCULAR 83

2017 Details

Summary compensation table

The table below shows the base salary, incentive-based awards, pension value and other compensation awarded to the named executives in 2017 and the previous two years.

NAME AND PRINCIPAL POSITION	YEAR	SALARY[1]	SHARE- BASED AWARDS[2]	OPTION BASED AWARDS[3]	ANNUAL INCENTIVE PLANS[4]	PENSION VALUE[5]	ALL OTHER COMPENSATION[6]	TOTAL COMPENSATION

Tim Gitzel President and Chief Executive Officer	2017	$1,025,000	$2,182,950	$1,455,575	$1,292,000	$302,900	–	$6,258,425
	2016	$1,025,000	$2,183,454	$1,455,480	$851,000	$409,200	–	$5,924,134
	2015	$1,035,282	$1,949,300	$1,300,165	$1,084,000	$548,600	–	$5,917,347

Grant Isaac Senior Vice-President and Chief Financial Officer	2017	$550,000	$824,670	$550,070	$433,000	$170,400	–	$2,528,140
	2016	$550,000	$824,733	$550,080	$285,000	$348,300	–	$2,558,113
	2015	$530,177	$584,790	$389,364	$366,000	$206,200	–	$2,076,531

Brian Reilly Senior Vice-President and Chief Operating Officer	2017	$341,610	$129,654	$86,397	$212,000	$971,700	–	$1,741,361
	2016	$284,740	–	$91,116	$94,050	–	–	$469,906
	2015	$277,120	–	$83,137	$122,500	–	–	$482,757

Alice Wong Senior Vice-President and Chief Corporate Officer	2017	$444,700	$533,610	$355,770	$277,000	$5,700	–	$1,616,780
	2016	$444,700	$533,988	$355,680	$185,000	$160,400	–	$1,679,768
	2015	$448,616	$389,860	$259,576	$235,000	$219,500	–	$1,552,552

Sean Quinn Senior Vice-President. Chief Legal Officer and Corporate Secretary	2017	$430,000	$515,970	$344,045	$268,000	$43,100	–	$1,601,115
	2016	$430,000	$515,970	$343,980	$179,000	$191,200	–	$1,660,150
	2015	$431,200	$374,420	$249,522	$225,000	$420,300	–	$1,700,442

Robert Steane former Senior Vice- President and Chief Operating Officer	2017	$317,510	$917,280	$611,543	$0	$(250,455)	–	$1,595,878
	2016	$611,500	$917,280	$611,460	$317,000	$167,500	–	$2,624,740
	2015	$616,843	$1,493,608	$595,014	$444,000	$221,500	–	$3,370,965

1.	Base salary

Each amount reflects actual pay for the year. There were no salary increases in 2017. Brian Reilly’s salary change reflects a role change when he was promoted to his current position effective July 1, 2017. The 2016 salaries will generally be lower than the 2015 salaries because according to Cameco’s biweekly payroll schedule there were 27 pay periods in 2015 versus the usual 26 pay periods.

2.	Share-based awards

These amounts reflect the grant date value of the actual number of PSUs originally awarded, using the closing price of Cameco shares on the TSX on the day before the grant. The number of PSUs that the named executives will actually earn can vary from 0 to 150% of the original number of PSUs granted, depending on performance (the board can pay up to 200% if performance is exceptional).

Brian Reilly was granted share-based awards in 2017 when he joined our senior management at Canadian headquarters as vice-president, mining, projects and technology. He was formerly managing director for Cameco Australia Pty Ltd, a wholly-owned subsidiary.

	March 1, 2017	March 1, 2016	March 2, 2015
Tim Gitzel	148,500	133,300	101,000
Grant Isaac	56,100	50,350	30,300
Brian Reilly	8,820	–	–
Alice Wong	36,300	32,600	20,200
Sean Quinn	35,100	31,500	19,400
Robert Steane	62,400	56,000	46,300
Grant price	$14.70	$16.38	$19.30

For purposes of financial statement disclosure, the PSUs were valued at $14.72 per unit for 2017, $16.35 per unit for 2016 and $18.88 per unit for 2015 using a Monte Carlo pricing model and the key assumptions set out in the table below. This model is considered the most appropriate way to value a plan with a relative market condition like total shareholder return. The total fair value of the PSUs is amortized into income over their three-year vesting period and the weighted average of the expected retirement dates of the named executives, whichever is lower. The non-market criteria relating to realized selling prices and production targets have been incorporated into the valuation at grant date by reviewing prior history and corporate budgets.

	Expected dividend ($)	Expected volatility (%)	Risk-free rate (%)	Expected life (years)	Expected forfeitures (%)
March 2017	–	36.2	0.9	3	8.8
March 2016	–	30.8	0.5	3	4.6
March 2015	–	29.2	0.5	3	4.6

The table below shows the difference between the grant date value for compensation purposes and the grant date fair value used for purposes of financial statement disclosure.

Grant date	Grant date value for compensation purposes ($)	Grant date fair value for financial statement disclosure ($)	Difference per unit ($)
March 1, 2017	14.70	14.72	(0.02)
March 1, 2016	16.38	16.35	0.03
March 2, 2015	19.30	18.88	0.42

84 CAMECO CORPORATION

3.	Option-based awards

These amounts reflect the grant date value of the actual number of options originally granted using the Black-Scholes option-pricing model and key assumptions determined by the compensation consultants and listed below.

The table below shows the number of options granted to the named executives over the last three years and the corresponding grant date valuations.

	March 1, 2017	March 1, 2016	March 2, 2015
Tim Gitzel	434,500	404,300	284,500
Grant Isaac	164,200	152,800	85,200
Brian Reilly	25,790	25,310	18,192
Alice Wong	106,200	98,800	56,800
Sean Quinn	102,700	95,550	54,600
Robert Steane	182,550	169,850	130,200
Grant date valuation (per option)	$3.35	$3.60	$4.57

The human resources and compensation committee reviewed estimates of the value of the options on the grant dates that were prepared by Mercer (March 2017, March 2016 and March 2015). It then recommended to the board the number of options to grant, which the board approved.

The compensation consultants used the Black-Scholes option-pricing model and the following key assumptions:

	Dividend yield (%)	Volatility (%)	Risk-free rate (%)	Expected life (years)	Exercise price ($)
March 2017	2.90	33.0	1.1	5.5	14.70
March 2016	2.20	29.9	0.9	5.5	16.38
March 2015	1.80	29.2	1.5	5.5	19.30

As this approach may not be identical to that used by other companies and is sensitive to the assumptions used, the figures may not be directly comparable across companies, however a consistent approach has been used for compensation valuation purposes. The expected life assumption is based on Mercer’s calculation of the expected life of Cameco options and options issued by companies in the comparator group in effect at the time. They calculate the expected life by adding the actual term (eight years) to the vesting period (three years), and dividing in half.

For purposes of financial statement disclosure, options were valued at $3.34 (awarded in March 2017), $3.49 (awarded in March 2016) and $4.30 (awarded in March 2015) each on the date of the grant. For purposes of financial statement disclosure, the options were amortized over their three-year vesting period or the weighted average of the years to expected retirement of the named executives, whichever was lower. We used the Black-Scholes option-pricing model all three years and the following key assumptions:

	Dividend yield (%)	Volatility (%)	Risk-free rate (%)	Expected life (years)	Exercise price ($)
March 2017	2.72	33.7	1.1	4.7	14.70
March 2016	2.44	31.8	0.7	4.7	16.38
March 2015	2.07	32.1	0.7	4.5	19.30

These accounting value assumptions are different from the compensation value assumptions in the calculations above. The human resources and compensation committee uses the compensation valuation method and assumptions used in valuing compensation of companies in the comparator group to allow for a better comparison with market comparators.

The accounting value assumptions are based on our own internal research and past experience of how employees exercise their options. The table below shows the difference between the grant date value for compensation purposes and the accounting value assumptions used for purposes of financial statement disclosure.

Grant date	Grant date value for compensation purposes ($)	Grant date fair value for financial statement disclosure ($)	Difference per unit ($)
March 1, 2017	3.35	3.34	(0.01)
March 1, 2016	3.60	3.49	0.11
March 2, 2015	4.57	4.30	0.27

4.	Annual incentive plans

These amounts were earned in the fiscal year shown and were paid in the following fiscal year.

5.	Pension value

The amounts for the named executives include company contributions under the registered defined contribution pension plan as applicable, plus the present value of the projected pension earned in each year for service credited under the supplemental executive pension program. The 2017 pension value for Robert Steane was determined at his retirement date.

6.	All other compensation

This amount does not include perquisites and other personal benefits because they total less than $50,000 and less than 10% of the annual salary for any of the named executives. Perquisites and benefits are valued at the cost to Cameco and include commissions to buy shares with PSU payouts, premiums on incremental life insurance and long-term disability, a financial and tax planning allowance, an executive medical plan and a vehicle allowance.

Value of options exercised (supplemental information)

In each of the last three years, none of the named executives have exercised options. All options awarded to the executives since 2010 have an exercise price greater than the current price of Cameco shares on the TSX.

2018 MANAGEMENT PROXY CIRCULAR 85

Incentive plan awards

The table below shows the total unexercised option and share awards granted to the named executives as of December 31, 2017.

			OPTION-BASED AWARDS				SHARE-BASED AWARDS
NAME	GRANT DATE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS	OPTION EXERCISE PRICE	OPTION EXPIRY DATE	VALUE OF UNEXERCISED IN-THE-MONEY OPTIONS	NUMBER OF SHARES OR UNITS OF SHARES THAT HAVE NOT VESTED	MARKET OR PAYOUT VALUE OF SHARE- BASED AWARDS THAT HAVE NOT VESTED[1]	MARKET OR PAYOUT VALUE OF VESTED SHARE- BASED AWARDS NOT PAID OUT OR DISTRIBUTED)
Tim Gitzel	03/01/2010	60,000	$28.90	02/28/2018	–
	03/01/2011	75,000	$39.53	02/28/2019	–
	07/01/2011	50,000	$25.44	06/30/2019	–
	05/15/2012	268,600	$21.14	05/14/2020	–
	03/01/2013	187,500	$22.00	02/28/2021	–
	03/03/2014	155,200	$26.81	03/02/2022	–
	03/02/2015	284,500	$19.30	03/01/2023	–		–	$753,377
	03/01/2016	404,300	$16.38	02/29/2024	–	133,300	–
	03/01/2017	434,500	$14.70	02/28/2025	–	148,500	–
Total		1,919,600			$0	281,800	$0	$753,377
Grant Isaac	03/01/2010	13,334	$28.90	02/28/2018	–
	03/01/2011	25,000	$39.53	02/28/2019	–
	05/15/2012	89,500	$21.14	05/14/2020	–
	03/01/2013	62,500	$22.00	02/28/2021	–
	03/03/2014	51,700	$26.81	03/02/2022	–			$501,141
	03/02/2015	85,200	$19.30	03/01/2023	–		–	$226,015
	03/01/2016	152,800	$16.38	02/29/2024	–	50,350	–
	03/01/2017	164,200	$14,70	02/28/2025	–	56,100	–
Total		644,234			$0	106,450	$0	$727,156
Brian Reilly	03/01/2011	2,250	$39.53	02/28/2019	–
	05/15/2012	8,875	$21.14	05/14/2020	–
	03/01/2013	13,410	$22.00	02/28/2021	–
	03/03/2014	11,095	$26.81	03/02/2022	–
	03/02/2015	18,192	$19.30	03/01/2023	–		–	$0
	03/01/2016	25,310	$16.38	02/29/2024	–	–	–
	03/01/2017	25,790	$14.70	02/28/2025	–	8,820	–
Total		104,922			$0	8,820	$0	$0
Alice Wong	03/01/2010	10,575	$28.90	02/28/2018	–
	03/01/2011	10,275	$39.53	02/28/2019	–
	05/15/2012	59,700	$21.14	05/14/2020	–
	03/01/2013	41,700	$22.00	02/28/2021	–
	03/03/2014	34,500	$26.81	03/02/2022	–			$445,524
	03/02/2015	56,800	$19.30	03/01/2023	–		–	$150,685
	03/01/2016	98,800	$16.38	02/29/2024	–	32,600	–
	03/01/2017	106,200	$14.70	02/28/2025	–	36,300	–
Total		418,550			$0	68,900	$0	$596,209
Sean Quinn	03/01/2010	12,900	$28.90	02/28/2018	–
	03/01/2011	12,900	$39.53	02/28/2019	–
	05/15/2012	12,500	$21.14	05/14/2020	–
	03/01/2013	16,040	$22.00	02/28/2021	–
	03/03/2014	13,017	$26.81	03/02/2022	–
	03/02/2015	54,600	$19.30	03/01/2023	–		–	$144,715
	03/01/2016	95,550	$16.38	02/29/2024	–	31,500	–
	03/01/2017	102,700	$14.70	02/28/2025	–	35,100	–
Total		320,207			$0	66,600	$0	$144,715
Robert	03/01/2010	13,500	$28.90	02/28/2018	–
Steane[2]	03/01/2011	50,000	$39.53	02/28/2019	–
	05/15/2012	136,800	$21.14	05/14/2020	–
	03/01/2013	95,500	$22.00	06/30/2020	–
	03/03/2014	79,000	$26.81	06/30/2020	–
	03/02/2015	130,200	$19.30	06/30/2020	–			$327,524
	03/01/2016	169,850	$16.38	06/30/2020	–			$217,392
	03/01/2017	182,550	$14.70	06/30/2020	–			$80,746
Total		857,400			$0			$625,662

1.	The PSU awards are subject to performance conditions and valued at the minimum possible payout of zero.

2.	Mr. Steane retired on June 30, 2017. The PSU performance was measured to the end of the year, consistent with his employment agreement. Under the PSU plan, a prorated portion of his PSUs for 2015, 2016 and 2017 vested based on the portion of the three-year period that he worked, and he was paid in 2018. The value of each payout amount is based on $12.94, the volume-weighted average closing Cameco share price on the TSX for the last 20 trading days in 2017. The payout was made in cash and based on our performance against targets to December 31, 2017.

86 CAMECO CORPORATION

The next table shows:

•	the total value of the named executive’s options when they vested during 2017
•	share-based awards that vested at the end of 2017 and were paid out in 2018
•	short-term incentive award earned in 2017 and paid in 2018.

NAME	OPTION-BASED AWARDS – VALUE VESTED DURING THE YEAR	[1]	SHARE-BASED AWARDS – VALUE VESTED DURING THE YEAR	[2]	NON-EQUITY INCENTIVE PLAN COMPENSATION – VALUE EARNED DURING THE YEAR	[3]

Tim Gitzel	$0		$753,377		$1,292,000

Grant Isaac	$0		$727,156		$433,000

Brian Reilly	$0		$0		$212,000

Alice Wong	$0		$596,209		$277,000

Sean Quinn	$0		$144,715		$268,000

Robert Steane	$0		$625,662		$0

1.	Option-based awards

The amounts reflect the pre-tax value that the executives would have realized if they had exercised their options that vested in 2017, on the date they vested. Options that had a positive value at the time of vesting are included in the calculation of these figures.

2.	Share-based awards

The amounts are the values of the PSUs that were granted in 2015, vested at December 31, 2017 and paid out to the named executives on March 2, 2018 at $11.37 (the actual average purchase price of our common shares purchased on the TSX on behalf of the named executives on that date). The compensation value we previously disclosed for these PSUs was based on the target number of PSUs multiplied by the share value on grant date. The named executives realized 38.6% of the grant date value of the PSUs that were granted as part of their total compensation for 2015.

The amounts for Grant Isaac and Alice Wong include the value of RSUs that were granted on March 3, 2014. They vested on March 3, 2017 and were paid out in Cameco common shares at an average share price of $14.64 on March 3, 2017, realizing 55% of the grant date value of the RSUs at the time of the award.

Mr. Steane received a prorated payout for the portion of the PSUs for 2015, 2016 and 2017 he was entitled to upon his retirement in 2017. The payments were made in 2018 based on $12.94 (the volume-weighted average closing price of Cameco common shares on the TSX for the last 20 trading days in 2017).

3.	Non-equity incentive plan compensation

The amounts are the STI payments for 2017 that were paid in 2018.

2018 MANAGEMENT PROXY CIRCULAR 87

Equity compensation plan information

Securities authorized for issue under equity compensation plans

(authorized for issue from treasury under our compensation plans at the end of 2017)

PLAN CATEGORY	NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS (A)	WEIGHTED-AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS (B)	NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUE UNDER EQUITY COMPENSATION PLANS (EXCLUDING SECURITIES REFLECTED IN COLUMN A) (C)
Equity compensation plans approved by security holders	8,324,666	$22.19	6,822,243
Equity compensation plans not approved by security holders	–	–	–
Total	8,324,666	$22.19	6,822,243

Of the 8,324,666 options outstanding at December 31, 2017, 5,809,077 were exercisable and 2,515,589 were not. The total number of Cameco shares that can be issued under the option plan and other compensation arrangements must be less than 43,017,198 (10.9% of our total and outstanding common shares as of March 9, 2018).

The table below shows the burn rate for the last three years calculated in accordance with TSX listing rules based on the weighted-average number of shares outstanding in each year.

AS OF DECEMBER 31	2017	2016	2015
Number of options issued	1,373,040	1,273,340	965,823
Weighted average number of shares outstanding	395,792,686	395,792,522	395,792,522
Burn rate	0.35%	0.32%	0.24%

The next two tables provide additional details about the stock option plan at the end of 2017 and as of March 9, 2018.

AS OF DECEMBER 31, 2017
Number of options available for issue under the option plan and other compensation arrangements	6,822,243
Number of options issued in 2017 under the option plan and other compensation arrangements	1,373,040

AS OF MARCH 9, 2018
Number (%) of our shares issued and outstanding to be issued when outstanding options under the option plan are exercised	7,651,282 (1.93%)
Number (%) of our issued and outstanding shares still available for issue under the option plan	7,495,627 (1.89%)
Total dilution rate	3.83%

The table below shows other activity in the option plan since it was introduced in 1992:

Maximum initial share reserve (August 15, 1995)	31,460,418

Increase in the reserve (June 12, 2006)	11,556,780

Total shares issued under the plan (as at business open on March 9, 2018)	27,870,289

Total shares issued under the plan / total shares issued and outstanding (as at business open on March 9, 2018)	7.0%

Total shares issued and outstanding (as at business open on March 9, 2018)	395,792,732

88 CAMECO CORPORATION

Pension benefits

Defined contribution plan

All regular, full-time and part-time employees (including all of the named executives) participate in our registered defined contribution plan as of December 31, 2017.

Under the Income Tax Act (Canada), the plan had a contribution limit of $26,230 in 2017, based on a salary of approximately $218,583.

Supplemental executive pension program

The supplemental executive pension program is aimed at attracting and retaining talented executives. It provides a lump sum retirement benefit that is consistent with the executive’s salary and offsets the strict limits of registered pension plans under the Income Tax Act (Canada).

All Canadian-based management at the vice-president level and above participate in the program. It had 16 active members as at December 31, 2017, with one inactive member, 18 retirees and spouses of deceased retirees who were receiving a pension and one former member with a deferred entitlement. This includes certain officers of wholly-owned subsidiaries who were previously eligible to participate in the program.

The supplemental benefit is calculated as follows:

The supplemental benefit is based on actual years of service from the participant’s date of hire with Cameco up to the date of termination, or until the end of the notice period for termination without cause. It is calculated on base salary, and unlike other companies, does not include bonuses as part of the pensionable earnings. The supplemental program does not allow past service credits or any kind of accelerated service. Full benefits are paid at the normal retirement age of 65, but are also payable starting at 60 years of age if the person has 20 years of service.

Except for benefits for participants who are US taxpayers, the program is funded in part by trust assets and the remainder by a letter of credit held by the program’s trustees. The liability is approximately $54,754,000 ($28,875,000 for the named executives) as of December 31, 2017. The face amount of the letter of credit will be determined each year based on the wind-up liabilities of the supplemental program (excluding benefits for US taxpayers), less any trust assets. The face amount of the letter of credit for 2017 was $47,283,000. The trustee would be able to draw on the letter of credit to pay benefits to members following specified trigger events. Benefits will continue to be paid from the trust assets until the fund is exhausted, at which time Cameco will begin paying benefits from corporate assets.

Early retirement

Under our registered defined contribution plan, members can transfer their account balance or begin receiving a benefit any time after termination of employment, so early retirement does not apply. All named executives are members of this plan.

Under our supplemental program, the named executives can take early retirement starting at age 55, however, the benefit formula will be reduced by 0.25% for each month before the defined age (at least age 60 with at least 20 years of continuous employment, or age 65, whichever is earlier).

2018 MANAGEMENT PROXY CIRCULAR 89

Executive pension value disclosure

The table below shows the estimated pension service costs for the supplemental program and Cameco’s contribution to the defined contribution plan as the compensatory change. It also shows the accrued pension obligations payable under our pension plans for each named executive.

NAME	NUMBER OF YEARS OF CREDITED SERVICE (#)	ANNUAL BENEFITS PAYABLE[1]		PENSION OBLIGATION AT START OF YEAR[2,3] ($)	COMPENSATORY CHANGE[3] ($)	NON- COMPENSATORY CHANGE[4] ($)	PENSION OBLIGATION AT YEAR END[5] ($)
		AT YEAR END	AT AGE 65
Tim Gitzel	10.98	334,900	618,500	4,554,800	302,900	706,700	5,564,400
Grant Isaac	8.47	136,600	443,100	1,770,400	170,400	377,200	2,318,000
Brian Reilly	7.00	62,700	142,400	0	971,700	130,500	1,102,200
Alice Wong	30.92	351,100	446,300	5,589,500	5,700	754,100	6,349,300
Sean Quinn	24.25	287,700	380,900	4,455,200	43,100	609,500	5,107,800
Robert Steane	34.30	510,800	510,800	6,770,600	(250,455)	(6,520,145)	0

1.	Annual benefits payable

The value of the annual benefits accrued for all named executives include benefits under the registered defined contribution pension plan and the supplemental executive pension program. The defined contribution costs are also included in the service cost as described under Compensatory change. The annual benefits accrued do not take into account any early retirement reductions or vesting requirements.

The amounts under at age 65 are based on current compensation levels and assume accrued years of service to age 65 for each of the named executives. Under our supplemental executive pension program, the named executives are eligible to retire at age 55, which would reduce the pension benefits they are entitled to receive.

Annual benefits payable at year end and at age 65 are based on final average earnings as at December 31, 2017. The annual benefits for Robert Steane are accrued to date of retirement.

2.	Pension obligation at start of year is based on December 31, 2016 accounting assumptions.

3.	Pension obligation at start of year and the compensatory change are estimated totals that include our registered defined contribution pension plan and supplemental executive pension program. They are based on assumptions representing entitlements in employment agreements that may change over time. The methods we used to determine these estimates may not be exactly the same as methods other companies use, so the figures may not be directly comparable.

We used the following key assumptions to estimate these benefit obligations:

•	100% vesting
•	a retirement age of 63 or one year after the valuation date if 63 years of age or older. The assumed retirement age of 63 is management’s best estimate for determining the accrued benefit obligation as at December 31, 2016, as reported in our financial statements
•	salary increases of 3.0% each year
•	a discount rate of 3.9% each year to determine the benefit obligation
•	a long-term rate of return on defined contribution plan assets of 6.0%
•	benefits are pre-tax.

See note 23 to our audited 2017 financial statements (in our 2017 annual report and also on our website) for more information about our pension plans.

Compensatory change is the value of the projected pension earned from January 1, 2017 to December 31, 2017 for our registered defined contribution pension plan and supplemental executive pension program. The negative change for Robert Steane reflects the actual interest rates used for the pension payout at date of retirement.

4.	Non-compensatory change includes changes such as changes in assumptions (other than those used to estimate the compensatory change), employee contributions and interest on the accrued obligation at the start of the year. The amount for Robert Steane is the pension payout he received when he retired.

5.	Pension obligation at year end is the value of the named executive’s projected pension earned for service up to December 31, 2017 under our registered defined contribution pension plan and supplemental executive pension program. It is based on December 31, 2017 accounting assumptions and includes RRSP balances included in the base plan, if any.

We used the following key assumptions to estimate these benefit obligations:

•	100% vesting
•	a retirement age of 63 or one year after the valuation date if 63 years of age or older. The assumed retirement age of 63 is management’s best estimate for determining the accrued benefit obligation as at December 31, 2017, as reported in our financial statements
•	salary increases of 3.0% each year
•	a discount rate of 3.4% each year to determine the benefit obligation
•	a long-term rate of return on defined contribution plan assets of 6.0%
•	benefits are pre-tax.

The pension amounts for all of the named executives equal the value of their accumulated contributions under the registered defined contribution pension plan, supplemented by amounts based on final average earnings and service under the supplemental executive pension program (a defined benefit plan).

Loans to executives

As of March 9, 2018, we and our subsidiaries had no loans outstanding to our current or former named executives, except routine indebtedness as defined under Canadian securities laws.

90 CAMECO CORPORATION

Termination and change of control benefits

We have employment agreements with the named executives. They are for an indefinite period and provide for:

•	a base salary
•	participation in the short-term incentive plan
•	participation in the long-term incentive plans (including PSUs and options)
•	participation in the employee defined contribution pension plan and the supplemental executive pension program.

The agreements also include post-termination obligations requiring that the named executives do not:

•	use or disclose specialized knowledge, contracts and connections obtained while at Cameco
•	compete against us in any way for 12 months after leaving the organization
•	solicit any of our customers, suppliers or employees or harm our relationships with any of them for 12 months (18 months for the CEO) after leaving the organization.

The summary on page 93 shows the incremental compensation that would be paid to the named executives if their employment had been terminated without cause on December 31, 2017, including following a change of control. If Tim Gitzel, Brian Reilly, Alice Wong or Sean Quinn had resigned, it would have been treated as retirement because they are eligible to retire. None of the named executives receive any incremental benefits if there is a change of control but no termination of employment.

CEO

Tim Gitzel’s employment agreement provides for:

•	a requirement to hold four times his base salary in Cameco shares and qualifying PSUs
•	a severance period of two years if he is terminated without cause
•	a $7,000 annual allowance for tax advice ($14,000 in his retirement year)
•	a requirement to give a minimum notice of six months for resignation or retirement
•	accelerated vesting of certain equity awards if the CEO’s employment is terminated within 24 months following a change of control (see the summary below for details on compensation upon termination).

Other named executives

The employment agreements for the other named executives provide for:

•	a requirement to hold two times their base salary in Cameco shares and qualifying PSUs by December 31 of the fifth year in their current positions
•	a notice period of 18 months if they are terminated without cause
•	a $5,000 annual allowance for tax advice ($10,000 in their retirement year)
•	a requirement to give a minimum notice of three months for resignation or retirement
•	accelerated vesting of certain equity awards if employment is terminated within 24 months following a change of control (see the summary below for details on compensation upon termination).

The table below is a summary of the compensation that would be paid to the named executives if the employment of any of them is terminated. We believe the following terms are fair, competitive with the market and based on industry practice.

TYPE OF TERMINATION	SEVERANCE	STI BONUS	OPTIONS	PSUs	RSUs	BENEFITS	PENSION
Retirement[1]	● none	● none, unless the executive retires on or near the last day of the year	● three years to vest ● must be exercised within three years or the original term, whichever is earlier	● performance is measured to the end of the year of retirement ● awards are pro-rated to completed months of service	● all outstanding RSUs are cancelled	● post-retirement benefits continue until age 65 ● once the executive turns 65, life insurance, health and dental benefits are reduced and are provided until death	● credited service no longer earned

2018 MANAGEMENT PROXY CIRCULAR 91

TYPE OF TERMINATION	SEVERANCE	STI BONUS	OPTIONS	PSUS	RSUS	BENEFITS	PENSION
Resignation[2]	● executive must give three months’ notice, except for CEO who must give six months’ notice ● if we waive the notice, we must pay his base salary for the three or six months	● none	● vesting continues for 90 days ● must be exercised within 90 days or the original term, whichever is earlier	● all outstanding PSUs are cancelled	● all outstanding RSUs are cancelled	● none	● credited service no longer earned
Termination without cause[3]	● lump sum equal to base salary and target bonus for the notice period	● none, unless committee exercises discretion, usually when executive has worked most of the year	● options continue to vest for the notice period ● must be exercised within the notice period or by the original expiry date, whichever is earlier	● performance is measured to the end of the year of termination ● awards are pro-rated to completed months of service	● a pro-rated number of awards vest and are valued at the volume-weighted average price of the 20 trading days prior to the termination date	● employer contributions for health, dental and life insurance benefits continue for the notice period or until executive obtains other employment, whichever is earlier	● coverage continues and credited service continues to be earned for the notice period
Termination without cause or for good reason within 24 months of a change of control[4]	● same as for termination without cause	● same as for termination without cause	● all options vest immediately and may be exercised until the original term or within 24 months, whichever is earlier	● all PSUs vest and are paid at target within 30 days	● all RSUs vest immediately and are payable in cash within 30 days	● same as for termination without cause	● same as for termination without cause
Termination with cause	● none	● all entitlement to the bonus is lost	● vesting continues for 30 days or the original term, whichever is earlier ● must be exercised within 30 days	● all outstanding PSUs are cancelled	● all outstanding RSUs are cancelled	● none	● credited service no longer earned
Death	● none	● target bonus pro-rated to date of death	● three years to vest ● must be exercised within three years or original term, whichever is earlier	● performance is measured to end of year of death ● awards are pro-rated to the completed months of service as of date of death	● awards are pro-rated to date of death and valued at the volume-weighted average price of the 20 trading days prior to date of death	● life insurance is paid on death	● credited service no longer earned ● value of vested pension benefit is paid to the beneficiary

1.	Retirement

At the discretion of the CEO and provided that the executive is at least 57 years old with at least 10 years of service when he or she retires, the executive may be eligible for post-retirement benefits including health, dental, accidental death and dismemberment, and life insurance. Also at the discretion of the CEO, a supplemental amount of $1,000 per month is paid until age 65, if the executive retires and is at least 57 years old with 10 years of service.

Robert Steane was eligible for the reduced retiree benefits at date of retirement as he was over age 65.

2.	Resignation

Tim Gitzel, Brian Reilly, Alice Wong and Sean Quinn are eligible for retirement and therefore the compensation that is paid if a senior executive resigns does not apply.

3.	Termination without cause

The notice period for Tim Gitzel is two years or the period remaining until age 65, whichever is earlier. The notice period for the other named executives is 18 months or the period remaining until age 65, whichever is earlier.

4.	Termination without cause or good reason within 24 months of a change of control

According to the ENL Reorganization Act, no person, alone or together with associates may hold, beneficially own or control, directly or indirectly, more than 25% of Cameco’s voting shares that can be cast to elect the directors. Because of the legislated restrictions on share ownership, there would have to be an act of federal parliament for anyone to hold more than 25% of our voting shares. For Tim Gitzel, change of control is defined as a transaction resulting in any person, corporation or entity holding 35% or more of our voting shares, transfer or lease of substantially all of the company’s assets, dissolution or liquidation of the company, or the board deciding that a change of control has occurred. For the other named executives, change of control is the same except that an entity must hold 50% or more of our voting shares.

92 CAMECO CORPORATION

The table below shows the incremental values that would be paid to the named executives if any of them had been terminated without cause on December 31, 2017, including following a change of control. No incremental amounts are payable if a named executive resigns, dies or is terminated with cause.

Cameco has legislated ownership restrictions under the ENL Reorganization Act. While a change of control is possible, it would require an act of parliament or one of the activities discussed in note 4 on page 92. Robert Steane1 is not included as he retired on June 30, 2017 and no incremental values would have been paid.

		ESTIMATED INCREMENTAL PAYMENT AT DECEMBER 31, 2017[1]
NAME	COMPENSATION ELEMENT	TERMINATION WITHOUT CAUSE[2] ($)	TERMINATION WITHOUT CAUSE WITH A CHANGE OF CONTROL[3] ($)
Tim Gitzel	Cash	4,510,000	4,510,000
	Deferred compensation vesting	–	3,646,492
	Benefits	34,700	34,700

	Total incremental amount	4,544,700	8,191,192
	Annual pension increment	931,600	931,600
Grant Isaac	Cash	1,443,750	1,443,750
	Deferred compensation vesting	–	1,377,463
	Benefits	24,700	24,700

	Total incremental amount	1,468,450	2,845,913
	Annual pension increment	351,500	351,500
Brian Reilly	Cash	1,071,000	1,071,000
	Deferred compensation vesting	–	114,131
	Benefits	22,300	22,300

	Total incremental amount	1,093,300	1,207,431
	Annual pension increment	230,300	230,300
Alice Wong	Cash	1,068,000	1,068,000
	Deferred compensation vesting	–	891,566
	Benefits	23,600	23,600

	Total incremental amount	1,091,600	1,983,166
	Annual pension increment	254,700	254,700
Sean Quinn	Cash	1,032,000	1,032,000
	Deferred compensation vesting	–	861,804
	Benefits	23,400	23,400

	Total incremental amount	1,055,400	1,917,204
	Annual pension increment	257,300	257,300

1.	The table below shows the commuted values for resignation (retirement in the case of Tim Gitzel, Brian Reilly, Alice Wong, Sean Quinn and Robert Steane). We estimated these values using the Canadian Institute of Actuaries’ Standard Practice for Determining Pension Commuted Values, and assumed:

•	100% vesting
•	pension commencement at the executive’s age or age 55, whichever is later
•	no salary increase after December 31, 2017
•	a discount rate of 2.6% each of the next 10 years and 3.4% each year thereafter for Canadian and US liabilities
•	benefits are pre-tax.

Commuted value	For retirement	On December 31, 2017
The commuted values are based on assumptions representing entitlements in the employment agreements, and these may change over time. These commuted values may be higher or lower than the present value of the benefit obligation and include entitlements from the defined contribution retirement program and the supplemental executive pension program. The methods we use may not be exactly the same as those used by other companies, so you may not be able to compare our figures directly with those of other companies.	Tim Gitzel Brian Reilly Alice Wong Sean Quinn Robert Steane	$5,388,000 $994,000 $6,969,000 $5,725,900 $0
	For resignation
	Grant Isaac	$1,676,300

2.	Termination without cause

Amounts shown as Cash represent entitlements to cash payments in lieu of notice. The cash payment for the CEO, Tim Gitzel, is equal to two times the sum of annual salary and target annual cash bonus. The cash payment for the other named executives is equal to one and one-half times the sum of annual salary and target annual cash bonus.

There is no deferred compensation vesting. For all named executives, unvested PSU awards would continue to be eligible to vest and pay out over the normal schedule so there is no incremental benefit. Options would continue to be eligible to meet time-based vesting conditions over the severance period and expire at the end of the severance period.

Amounts shown as Benefits are the present value of the continuing benefits for the notice period, based on historical costs and trends and calculated using a discount rate of 3.4% at December 31, 2017. Additionally, at the discretion of the CEO, Alice Wong and Sean Quinn may be eligible for post-retirement benefits, including health, dental, accidental death and dismemberment, and life insurance as they are at least 57 years of age and have more than 10 years of service, which incremental values would be up to $154,291 and $178,595, respectively.

Amounts shown as Annual Pension Increment is equal to the value of benefits to be credited according to the notice period for each named executive and calculated using the December 31, 2017 accounting assumptions (same as the key assumptions set out in note 2 on page 90).

2018 MANAGEMENT PROXY CIRCULAR 93

3.	Termination without cause with a change of control

Amounts shown as Cash represent entitlement to cash payments in lieu of notice as indicated in note 2 above.

Amounts shown as Deferred Compensation Vesting include an amount for unvested PSUs and options. There is no incremental benefit for options as none of the options are in-the-money. The incremental benefit for PSUs represent all outstanding PSUs that would vest immediately at target and be paid out in the first quarter of 2018. The calculation of the PSUs in this situation is based on a share price of $12.94, the volume-weighted average price of a Cameco common share on the TSX over the last 20 trading days of 2017, as required under the PSU plan.

Amounts shown as Benefits are the present value of the continuing benefits for the notice period as indicated in note 2 above.

Amounts shown as Annual Pension Increment is equal to the value of benefits to be credited according to the notice period as indicated in note 2 above.

94 CAMECO CORPORATION

Appendix A

Interpretation

The following definitions are summaries only and are defined in their entirety by the provisions of the Eldorado Nuclear Limited Reorganization and Divestiture Act (Canada) and Cameco’s articles.

For the purposes of this circular:

a person is an “associate” of another person if:

i.	one is a corporation of which the other is an officer or director;

ii.	one is a corporation that is controlled by the other or by a group of persons of which the other is a member;

iii.	one is a partnership of which the other is a partner;

iv.	one is a trust of which the other is a trustee;

v.	both are corporations controlled by the same person;

vi.	both are members of a voting trust or parties to an arrangement that relates to voting securities of the Corporation; or

vii.	both are at the same time associates, within the meaning of any of (i) to (vi) above, of the same person;

provided that:

viii.	if a resident associated with a non-resident submits to the board of directors of the corporation a statutory declaration stating that no voting shares of the corporation are held, directly or indirectly, for a non-resident, that resident and non-resident are not associates of each other, provided the statutory declaration is not false;

ix.	two corporations are not associates pursuant to (vii) above by reason only that each is an associate of the same person pursuant to (i) above;

x.	if any person appears to the board to hold voting shares to which are attached not more than the lesser of four one-hundredths of 1% of the votes that may be cast to elect directors of the corporation and 10,000 such votes, that person is not an associate of any other person and no other person is an associate of that person in relation to those voting shares.

“beneficial ownership” includes ownership through a trustee, legal representative, agent or other intermediary.

“control” means control in any manner that results in control in fact, whether directly through ownership of securities or indirectly through a trust, an agreement, the ownership of any body corporate or otherwise.

“non-resident” means:

i. ii. iii. iv. v.

an individual, other than a Canadian citizen, who is not ordinarily resident in Canada;

a corporation incorporated, formed or otherwise organized outside Canada;

a foreign government or agency thereof;

a corporation that is controlled by non-residents, directly or indirectly, as defined in any of (i) to (iii) above;

a trust:

a.	established by a non-resident as defined in any of (ii) to (iv) above, other than a trust for the administration of a pension fund for the benefit of individuals, a majority of whom are residents; or

b.	in which non-residents as defined in any of (i) to (iv) above have more than 50% of the beneficial interest; or

vi.	a corporation that is controlled by a trust described in (v) above.

“person” includes an individual, corporation, government or agency thereof, trustee, executor, administrator, or other legal representative.

“resident” means an individual, corporation, government or agency thereof or trust that is not a non-resident.

2018 MANAGEMENT PROXY CIRCULAR 95

Appendix B

Board mandate

PURPOSE

The purpose of the board of directors (board) is to supervise the management of the business and affairs of the corporation. The board of directors will discharge this responsibility by developing and determining policy by which the business and affairs of the corporation are to be managed and by overseeing the management of the corporation.

COMPOSITION

The board is elected by the shareholders at the annual meeting of the shareholders of the corporation. The board shall appoint the chair annually from among its non-executive independent members. As fixed by the articles of the corporation, the board shall consist of at least three and not more than fifteen members. A majority of the directors shall be resident Canadians.

A majority of the directors shall be independent pursuant to standards for independence adopted by the board. The standards for independence are available on our website.

MEETINGS

The board will schedule as many meetings as necessary to carry out its duties effectively. A two year rolling schedule of regular board and committee meetings will be provided to directors. Confirmation of the date, time and place of regular meetings will be sent to directors approximately three weeks in advance of regularly scheduled meetings.

A meeting of the board may be called by the chair, the chief executive officer or any two directors. The corporate secretary shall, upon the direction of any of the foregoing, arrange a meeting of the board. Special meetings may be called by providing 48 hours notice. Board meetings may be held at any time without notice if all of the directors have waived or are deemed to have waived notice of the meeting.

A majority of the members of the board shall constitute a quorum. No business may be transacted by the board except at a meeting of its members at which a quorum of the board is present. Each director is expected to attend all meetings of the board. A director who is unable to attend a board meeting in person may participate by telephone or teleconference.

At board meetings, each director is entitled to one vote and questions are decided by a majority of votes of the directors present. In case of an equality of votes, the chair of the meeting does not have a second or casting vote.

The corporate secretary acts as secretary to the board. In the absence of the corporate secretary, the board may appoint any other person to act as secretary.

The board may invite such officers and employees of the corporation as it may see fit from time to time to attend at meetings of the board and assist thereat in the discussion and consideration of any matter.

DUTIES AND RESPONSIBILITIES

1.	The board of directors has specific responsibilities for the following, which do not, in any way, limit or comprehensively define its overall responsibility for the stewardship of the corporation:

a.	selection, appointment, evaluation and if necessary the termination of the chief executive officer;

b.	satisfying itself as to the integrity of the senior executives of the corporation and as to the culture of integrity throughout the corporation;

c.	succession planning, including appointing, counselling and monitoring the performance of executive officers;

d.	oversight of the human resources policies of the corporation and while taking into account the views and recommendations of the human resources and compensation committee, approval of the compensation of the chief executive officer and the other executive officers;

e.	strategic planning, approval of business plans and monitoring corporate performance against those plans;

f.	approval of periodic capital and operating plans and monitoring corporate performance against those plans;

96 CAMECO CORPORATION

g.	oversight of the policies and processes to manage risks of the corporation, and oversight of management’s mitigation of the material risks;

h.	policies to require ethical behaviour of the corporation and its directors and employees, and compliance with laws and regulations;

i.	oversight of the policies and processes for the implementation and integrity of the corporation’s internal control and management information systems and its financial reporting;

j.	assessment of the effectiveness of the board and its committees and overseeing the establishment of an appropriate orientation program for new directors and an education program for all directors;

k.	definition of the duties and the limits of authority of senior management, including approving a position statement for the chief executive officer;

l.	policies for disclosure of corporate information to facilitate effective communications with shareholders, other stakeholders and the public;

m.	health and safety and environmental policies and oversight of systems to enable compliance with these policies and all relevant laws and regulations;

n.	oversight of the policies and processes for estimating and disclosing the corporation’s mineral reserves;

o.	corporate governance including the relationship of the board of directors to management and shareholders and taking reasonable steps to ensure the corporation has appropriate structures and procedures in place to permit the board of directors to effectively discharge its duties and responsibilities;

p.	calling meetings of shareholders and submission to the shareholders of any question or matter requiring approval of the shareholders;

q.	approval of directors for nomination and election, and recommendation of the auditors to be appointed at shareholders’ meetings, and filling a vacancy among the directors or in the office of the auditor;

r.	issuance of securities of the corporation;

s.	declaration of dividends and establishment of the dividend policy for the corporation;

t.	approval of the annual audited financial statements and related management discussion and analysis, and the interim unaudited financial statements and related interim management discussion and analysis, management proxy circulars, takeover bid circulars, directors’ circulars, prospectuses, annual information forms and other disclosure documents required to be approved by the directors of a corporation under securities laws, regulations or rules of any applicable stock exchange;

u.	adoption, amendment or repeal of bylaws of the corporation;

v.	review and approval of material transactions not in the ordinary course of business; and

w.	other corporate decisions required to be made by the board of directors, or as may be reserved by the board of directors, to be made by itself, from time to time and not otherwise delegated to a committee of the board of directors or to the management of the corporation.

2.	Subject to the provisions of applicable law and the bylaws of the corporation, the responsibilities of the board of directors may be delegated, from time to time, to committees of the board of directors on such terms as the board of directors may consider appropriate.

ORGANIZATIONAL MATTERS

1.	The procedures governing the board shall be those in Parts 6 and 7 of the General Bylaws of the corporation.

2.	The board shall annually review and assess the adequacy of its mandate.

3.	The board shall participate in an annual performance evaluation.

2018 MANAGEMENT PROXY CIRCULAR 97

Appendix C

Stock option plan

The following kinds of changes must be approved by shareholders according to the terms of our stock option plan:

General

•	any change to the number of common shares that can be issued under the plan, including increasing the fixed maximum number of common shares, or changing from a fixed maximum number to a fixed maximum percentage of common shares
•	any change to extend the period after a trading blackout when options can be exercised
•	any change to extend the expiry date of an option unless it would otherwise expire during a trading blackout period
•	any change that requires shareholder approval under applicable law such as those described in the rules, regulations and policies of any stock exchange that we are listed on.

Exercise price

•	any change that would cause the exercise price of an option to be lower than the fair market value of the common shares at the time the option is granted. This does not include standard adjustment provisions relating to dividends or stock splits, recapitalizations, consolidations or other fundamental corporate changes, or provisions for the treatment of options if there is a change of control or other similar transaction that affects the powers of the board to make certain changes to the stock option plan
•	any other change that would cause the exercise or purchase price of an option to be lower (other than the standard adjustment provisions or if there is a change of control or other similar transaction as described in the item above). Cancelling an option and reissuing it at a lower price is considered a reduction in the exercise price.

Eligibility

•	any change that increases the number of categories of people who are eligible to receive options, if it could increase the participation of insiders
•	any change allowing options to be transferred other than by will or intestate succession.

Securities

•	adding deferred or restricted share units or other share awards that would not involve an actual cash payment
•	any change that allows adding a cashless exercise feature, unless it reduces the number of underlying shares in the stock option plan reserve.

98 CAMECO CORPORATION

Save time and forests

Enroll for e-delivery

When voting your shares online, sign up to receive

Cameco investor information digitally.

Instructions are all online.

Cameco Corporation

2121-11th Street West

Saskatoon, Saskatchewan

S7M 1J3

cameco.com

TSX – CCO; NYSE - CCJ